Filed pursuant to Rule 424(b)(5)
Registration No. 333-164630

Prospectus

Denbury Resources Inc.

$1,000,000,000
8 1/4% Senior Subordinated Notes due 2020

Interest payable February 15 and August 15

Issue price: 100.0%

We are offering $1,000,000,000 aggregate principal amount of 8 1/4% Senior Subordinated Notes due 2020 (the “notes”). The notes will bear interest at 8 1/4% per year and will mature on February 15, 2020. Interest will be payable on February 15 and August 15 of each year, beginning on August 15, 2010.

We may redeem the notes in whole or in part on and after February 15, 2015 at the redemption price described herein. In addition, except as noted below, prior to February 15, 2015 we may redeem the notes in whole or in part at a price equal to 100% of the principal amount thereof plus a “make whole” premium and accrued and unpaid interest. We may also redeem up to 35% of the notes before February 15, 2013, with the proceeds of certain equity offerings. If we sell all or substantially all of our assets or experience specific kinds of changes in control, we must offer to repurchase the notes. There is no sinking fund for the notes.

The notes are being offered to finance in part our acquisition of Encore Acquisition Company, or Encore. Upon consummation of the offering of the notes, we will deposit the net proceeds from this offering into escrow as described in “Description of the notes — Escrow of proceeds; special mandatory redemption.” If the merger with Encore does not occur on or prior to May 31, 2010, or if the merger agreement is terminated at any time prior thereto, we will be required to redeem all of the notes offered hereby at a redemption price equal to the aggregate issue price of the notes, plus accrued and unpaid interest.

Approximately $400.0 million of the net proceeds from this offering will be used to fund a portion of the purchase price for Encore and the remainder will be used to fund tender offers or change of control offers for $600.0 million principal amount of Encore senior subordinated notes. After the merger, to the extent that fewer than $600.0 million principal amount of Encore senior subordinated notes are tendered for repurchase by August 1, 2010, we will be required to redeem an amount of notes offered hereby equal to such shortfall at a redemption price equal to the issue price of the notes, plus accrued and unpaid interest. See “Description of the notes — Escrow of proceeds; special mandatory redemption.”

The notes are our senior subordinated obligations. The notes will be unsecured and will rank equally with all of our existing and future unsecured senior subordinated debt, will be subordinated to all of our existing and future senior debt and will rank senior to all of our existing and future subordinated debt. Our obligations under the notes are guaranteed on a senior subordinated basis by substantially all of our current and future domestic subsidiaries.

Investing in the notes involves substantial risk. See “Risk factors” beginning on page 22.

		Underwriting discounts	Proceeds to Denbury
	Price to public(1)	and commissions	Resources Inc.(1)

Per note	100.0%	2.0%	98.0%

Total	$1,000,000,000	$20,000,000	$980,000,000

(1)	Plus accrued interest from February 10, 2010, if any.

The notes will not be listed on any securities exchange. Currently there is no public market for the notes.

Delivery of the notes, in book-entry form, will be made on or about February 10, 2010 through The Depository Trust Company.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint book-running managers

J.P. Morgan
BofA Merrill Lynch
RBC Capital Markets
UBS Investment Bank
Wells Fargo Securities

Co-managers

BNP PARIBAS	Scotia Capital	Credit Suisse
CALYON	Capital One Southcoast	BBVA Securities
Comerica Securities	ING	SunTrust Robinson Humphrey

February 3, 2010

About this prospectus

This prospectus relates to the offer and sale by us of the notes. You should rely on the information contained or incorporated by reference into this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone else provides you with different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus and the documents incorporated by reference are accurate only as of their respective dates. Our business, results of operations, financial condition and prospects may have changed since those dates.

Our principal executive office is located at 5100 Tennyson Parkway, Suite 1200, Plano, Texas 75024 and our telephone number is (972) 673-2000. We also have four primary field offices, located in Jackson, Mississippi; Laurel, Mississippi; McComb, Mississippi; and Pearland, Texas.

i

Cautionary statements concerning forward-looking statements

This document and the documents incorporated by reference herein include “forward-looking statements” about Denbury, Encore and the combined company after the merger of Encore into Denbury, within the meaning of Section 27A of the Securities Act of 1933, as amended (which is referred to as the Securities Act in this prospectus), Section 21E of the Securities Exchange Act of 1934, as amended (which is referred to as the Exchange Act in this prospectus), and the Private Securities Litigation Reform Act of 1995, regarding the financial position, business strategy, production and reserve growth, possible or assumed future results of operations, and other plans and objectives for the future operations of Denbury, including following the merger, and statements regarding integration of the businesses of Denbury and Encore and general economic conditions. See “Summary—The merger” and “Risk factors.”

The events and circumstances referred to in forward-looking statements are subject to numerous risks and uncertainties. Although we believe that in making such statements our expectations are based on reasonable assumptions, the events and circumstances referred to may be influenced by factors that could cause actual outcomes and results to be materially different from those projected.

Except for its obligations to disclose material information under United States federal securities laws, Denbury does not undertake any obligation to release publicly any revision to any forward-looking statement, to report events or circumstances after the date of this document or to report the occurrence of unanticipated events.

Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “will,” “would,” “should,” “plans,” “likely,” “expects,” “anticipates,” “intends,” “believes,” “estimates,” “thinks,” “may” and similar expressions, are forward-looking statements. The following important factors, in addition to those discussed under “Risk factors” and elsewhere in this document, could affect the future results of the energy industry in general, and Denbury after the merger in particular, and could cause those results to differ materially from those expressed in or implied by such forward-looking statements:

•	uncertainties inherent in the development and production of and exploration for oil and natural gas and in estimating reserves;

•	unexpected difficulties in integrating the operations of Denbury and Encore;

•	the need to make unexpected future capital expenditures (including the amount and nature thereof);

•	the impact of oil and natural gas price fluctuations;

•	the effects of our indebtedness and increases in interest rates thereon, which could restrict our ability to operate, make us vulnerable to general adverse economic and industry conditions, place us at a competitive disadvantage compared to our competitors that have less debt, and have other adverse consequences;

•	the effects of competition;

•	the success of our risk management activities;

•	the availability of acquisition or combination opportunities (or lack thereof);

•	the impact of current and future laws and governmental regulations;

•	environmental liabilities that are not covered by an effective indemnification agreement or insurance; and

•	general economic, market or business conditions.

All written and oral forward-looking statements attributable to Denbury or persons acting on behalf of Denbury are expressly qualified in their entirety by such factors. For additional information with respect to these factors, see “Where you can find more information.”

Where you can find more information

We are subject to the informational requirements of the Securities Exchange Act of 1934, which requires us to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. You may view our reports electronically at the SEC’s Internet site at http://www.sec.gov, or at our own website at http://www.denbury.com.

This prospectus constitutes part of a Registration Statement on Form S-3 filed with the SEC under the Securities Act of 1933. It omits some of the information contained in the Registration Statement, and reference is made to the Registration Statement for further information with respect to us and the securities we are offering. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the SEC is not necessarily complete, and in each instance reference is made to the filed document.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to that information. Any information referred to in this way is considered part of this prospectus from the date we file the document containing it. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus. We incorporate by reference (excluding any information furnished pursuant to Item 2.02 or 7.01 of any report on Form 8-K) the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the securities covered by this prospectus:

Incorporated documents

•	Annual Report on Form 10-K for the year ended December 31, 2008;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009; and

•	Current Reports on Form 8-K filed with the SEC on January 7, 2009, February 5, 2009, February 6, 2009, February 17, 2009, May 6, 2009, July 7, 2009, November 2, 2009 (dated November 1, 2009), November 5, 2009 (dated October 31, 2009), November 13, 2009, December 3, 2009, December 7, 2009, December 23, 2009, December 23, 2009, January 6, 2010, February 1, 2010, as amended on February 1, 2010, and February 2, 2010 (attaching as exhibits financial, oil and natural gas reserves and other information of Encore).

You may request a copy of these filings at no cost by writing or telephoning Laurie Burkes, Investor Relations at Denbury Resources Inc., 5100 Tennyson Pkwy., Suite 1200, Plano, Texas 75024, phone: (972) 673-2000.

Summary

In this prospectus, when we use the term “Denbury,” the “Company,” “we,” “us” or “our,” we mean Denbury Resources Inc. and its subsidiaries on a consolidated basis, unless otherwise indicated or the context requires otherwise. The “merger” refers to the merger of Encore with and into the Company. The use of the phrase “the merger and related financing transactions” refers to the merger of Encore with and into the Company, the other transactions contemplated by the merger agreement governing the merger (including the issuance of shares of Denbury common stock), borrowings under our newly committed credit facility and the issuance of the notes offered hereby. References to oil and natural gas prices used in this prospectus mean the NYMEX WTI oil price and the Henry Hub natural gas cash price per MMbtu, unless otherwise indicated. Oil and natural gas terms used in this prospectus are defined in the “Glossary” section.

Denbury

Denbury is a Delaware corporation engaged in the acquisition, development, operation and exploration of oil and natural gas properties in the Gulf Coast region of the United States, primarily in Mississippi, Louisiana, Texas and Alabama. We are the largest oil and natural gas producer in Mississippi, and we own the largest reserves of carbon dioxide (“CO2”) used for tertiary oil recovery east of the Mississippi River. Our goal is to increase the value of acquired properties through a combination of exploitation, drilling and proven engineering extraction processes, with our most significant emphasis relating to tertiary recovery operations.

Since we acquired our first CO2 tertiary flood in Mississippi in 1999, we have gradually increased our emphasis on these types of operations. Our tertiary operations have grown to the point that, as of December 31, 2009, approximately 65% of our proved reserves were proved tertiary oil reserves. As of December 31, 2009, we had total tertiary-related proved oil reserves of approximately 134.5 MMBbls. Our production from tertiary operations has increased from approximately 1,350 Bbls/d in 1999, the then existing production at Little Creek Field at the time of acquisition, to a preliminary estimated average of approximately 26,300 Bbls/d during the fourth quarter of 2009. We expect this production to continue to increase for several years as we expand our tertiary operations to additional fields that we own. We believe that there are many additional oil fields in our operating areas that can be acquired and flooded with CO2, providing potential growth opportunities beyond our existing inventory of oil fields.

Our estimated total proved reserves at December 31, 2009 were 192.9 MMBbls of oil and 88 Bcf of natural gas, based on the average first-day-of-the-month prices for each month during 2009 which for NYMEX oil was a price of $61.18 per barrel adjusted to prices received by field and for natural gas was a Henry Hub cash price of $3.87 per MMBtu, also adjusted to prices received by field. On a BOE basis, our proved reserves were 207.5 MMBOE at December 31, 2009, of which approximately 93% was oil and approximately 62% was proved developed.

Strategy

Denbury’s strategy is focused on the following fundamental principles:

•	remain focused in specific regions where Denbury either has, or believes it can create, a competitive advantage as a result of its ownership or use of CO2 reserves, oil fields and CO2 infrastructure;

•	acquire properties where management believes additional value can be created through tertiary recovery operations and a combination of other exploitation, development, exploration and marketing techniques;

•	acquire properties that give Denbury a majority working interest and operational control or where management believes Denbury can ultimately obtain them;

•	maximize the value of company properties by increasing production and reserves while controlling costs; and

•	maintain a highly competitive team of experienced and incentivized personnel.

The merger

On October 31, 2009, we entered into a merger agreement with Encore, pursuant to which Encore will merge with and into Denbury in a transaction valued at approximately $4.5 billion at that time. As a result of the merger, Encore will cease to exist and Denbury will continue as a public company.

The acquisition of Encore by Denbury positions the combined company as one of the largest crude oil-focused, independent North American exploration and production companies, with oil constituting approximately 79% of its combined proved reserves and with future growth predominantly in oil. The merger will nearly double (prior to the Conroe purchase discussed below) Denbury’s inventory of oil reserves potentially recoverable with CO2 tertiary operations. The acquisition also creates one of the largest CO2 enhanced oil recovery (“EOR”) platforms in both the Gulf Coast and Rocky Mountain regions, complemented by Denbury’s ownership and control of the Jackson Dome CO2 source in Mississippi and CO2 supply contracts with potential anthropogenic sources of CO2 in the Gulf Coast, Midwest and Rockies. Denbury expects the combined company’s size and scale, access to capital and geographic presence to facilitate larger CO2 projects, additional property acquisitions and opportunities to partner with CO2 emitters, in both the Gulf Coast and Rocky Mountain regions.

We expect to finance the cash portion of the Encore acquisition (approximately $890 million), related costs and repayment of certain Encore debt with a combination of the net proceeds from this offering and borrowings under a new $1.6 billion senior secured revolving credit facility that we expect to enter into at the time of the merger (the “newly committed credit facility”). See “The transactions—Financing” and “Use of proceeds.”

On or about the date of the consummation of this offering, we intend to offer to purchase, at a price of 101.25% of principal amount, any and all of three of the four series of Encore’s outstanding senior subordinated notes: $150 million of 7.25% Senior Subordinated Notes due 2017, $300 million of 6.0% Senior Subordinated Notes due 2015 and $150 million of 6.25% Senior Subordinated Notes due 2014.

Under the terms of Encore’s outstanding senior subordinated notes and upon consummation of the merger, we will be required to make change of control offers to repurchase all four series of Encore’s outstanding senior subordinated notes, to the extent not tendered in the tender offers, at a price of 101% of principal amount.

Encore

Encore is a Delaware corporation engaged in the acquisition and development of oil and natural gas reserves from onshore fields in the United States. Since 1998, Encore has acquired producing properties with proven reserves and leasehold acreage and grown the production and proven reserves by drilling, exploring, reengineering or expanding existing waterflood projects and applying tertiary recovery techniques. Encore’s properties and its oil and natural gas reserves are located in four core areas:

•	the Cedar Creek Anticline, or CCA, in the Williston Basin in Montana and North Dakota;

•	the Permian Basin in west Texas and southeastern New Mexico;

•	the Rockies, which includes non-CCA assets in the Williston, Big Horn and Powder River Basins in Wyoming, Montana and North Dakota and the Paradox Basin in southeastern Utah; and

•	the Mid-Continent region, which includes the Arkoma and Anadarko Basins in Oklahoma, the North Louisiana Salt Basin and the East Texas Basin.

Encore’s total proved reserves at December 31, 2009 were 147.1 MMBbls of oil and 439.1 Bcf of natural gas, based on the average first-day-of-the-month prices for each month during 2009, which reflect an oil price of $61.18 per barrel and a natural gas price of $3.83 per MMBtu. On a BOE basis, Encore’s proved reserves were 220.3 MMBOE at December 31, 2009, of which approximately 67% was oil and approximately 80% was proved developed.

Rationale for the merger

We believe that merging Encore into Denbury advances our strategy, as described below:

•	Encore owns legacy oil assets in Montana, North Dakota and Wyoming with over 6 billion barrels of original oil in place, assets that are distinguished by their long reserve life and low decline rates and that have significant potential for recovery of crude oil through CO2 EOR.

•	The merger will create one of the largest crude oil focused independent exploration and production companies in North America. The proved oil and gas reserves of the combined company are expected to be approximately 79% oil reserves, an advantage in light of the better profit margin for oil as reflected in both the short-term and long-term marketplace for oil versus natural gas.

•	The merger will expand Denbury’s EOR platform, which is already one of the country’s largest, by adding another core area of focus, the Rocky Mountain region. Both Denbury’s Gulf Coast core EOR area and the Rocky Mountain region have a significant number of oil fields that are future acquisition candidates for CO2 flooding, providing multiple future growth opportunities for a company of Denbury’s post-merger scale and geographic presence.

•	The merger will nearly double Denbury’s potential oil reserves (prior to the Conroe purchase discussed below) recoverable through EOR. Denbury expects its significant expertise in EOR in the Gulf Coast to be directly applicable to Encore’s Rocky Mountain oilfield assets.

•	Encore’s Bakken oil properties and Haynesville gas properties both provide reserves and production potential from shale formations, as Encore owns over 300,000 acres in the Bakken area (one of the largest positions in the field) and over 19,000 acres in the Haynesville area of north Louisiana. Denbury anticipates that these shale assets will provide short-term production growth and cash flow while longer-term EOR assets are developed, and will provide potentially significant incremental reserve growth.

•	Denbury anticipates that EOR production from Encore properties will provide production growth beginning in 2015, the time at which Denbury’s current Gulf Coast EOR production is presently predicted to peak.

•	The merger will establish a leading North American CO2 EOR company at a critical juncture in the environmental policy shift regarding carbon capture and storage. Denbury anticipates that the merger will enhance Denbury’s position as a buyer of choice of mature oil properties that can benefit from EOR, and a leading partner for CO2 emitters in offsetting their carbon footprints.

•	Denbury anticipates that the increased size, scale and diversification of the combined company will allow it to ultimately reduce its cost of capital and its operating costs per equivalent barrel. Additionally, Denbury anticipates that it will be in a position to undertake larger CO2 projects because of the combined company’s larger size.

•	Denbury expects the combined company reserves and production to double.

•	Denbury expects the anticipated capital structure of the company after the merger will provide significant liquidity and an opportunity to focus capital deployment on those projects with the optimal return opportunities.

•	As part of the merger, Denbury will acquire the general partner of Encore Energy Partners LP (“ENP”) and an approximate 46% limited partner interest in that entity. ENP affords a potential financing vehicle for the combined company as a master limited partnership designed to provide a reduced cost of capital for purchase of assets from the large inventory of properties that will be owned by the combined company. Dropdowns of acquired assets to ENP may provide Denbury an attractive way to reduce its debt incurred as part of the merger, to the extent ENP sells additional units to the public instead of purchasing assets by incurring incremental debt.

•	The diversified nature of Encore’s oil and natural gas assets, many of which are located in areas generally highly regarded in the industry, should enhance Denbury’s ability to sell a portion of the acquired assets to third parties in order to reduce the debt incurred to finance the merger, while allowing Denbury to retain acquired assets that it judges to be core to its strategy.

•	Denbury anticipates that combining the companies will produce significant synergies, leading to reduced costs in the corporate general and administrative area (including accounting fees, legal fees and executive management team costs) and in the operational area (including engineering costs and discounts for purchasing goods and services on a larger scale).

•	Integration of the companies should be facilitated by the two companies being headquartered within the same greater metropolitan area.

Recent developments

Proposed Genesis sale

On December 17, 2009, we and one of our subsidiaries entered into a definitive agreement to sell all of the subsidiary’s Class A membership interests in Genesis Energy, LLC, the general partner of Genesis Energy, L.P., or Genesis, to an affiliate of Quintana Capital Group L.P. for net proceeds of approximately (1) $100 million less (2) adjustments currently estimated to be approximately $18 million (including those related to Genesis management incentive compensation and other selling costs), which upon closing will give the buyer control of Genesis’ general partner. The sale of the general partner does not include the sale of the approximately 10% of the outstanding common units of Genesis we hold. The agreement contains termination rights for both parties, including such rights based on the failure to close the transaction by February 28, 2010, and is subject to certain closing conditions.

Conroe purchase

On December 18, 2009, we purchased a 95% interest in the Conroe Field, a significant potential tertiary flood north of Houston, Texas, for approximately $256.4 million in cash plus 11,620,000 shares of Denbury common stock. As part of the transaction, we agreed to provide the sellers with resale registration rights covering those shares. However, the sellers may not sell any of these shares until the earlier of the closing of the Encore merger, its termination or, under certain circumstances, June 28, 2010. We have estimated that the purchased interests have significant estimated net reserve potential from CO2 tertiary recovery. We have also preliminarily estimated that the acquired Conroe Field interests had approximately 20 MMBOE of proved conventional reserves as of December 1, 2009, based on NYMEX oil futures prices near that time, nearly all of which are proved developed. The Conroe Field assets are currently producing around 2,500 BOE/d net to our acquired interests. We will need to build a pipeline to transport CO2 to this field, preliminarily estimated to cover approximately 80 miles, as an extension of Denbury’s Green pipeline. Based on our preliminary estimates, we will spend an additional $750 million to $1.0 billion, including the cost of the CO2 pipeline, to develop the Conroe Field as a tertiary flood.

Barnett sale

On December 30, 2009, we sold our remaining 40% interest in our Barnett Shale natural gas assets for $210 million in cash to the privately held company that had purchased the 60% interest in our Barnett Shale natural gas assets in mid-2009. Production attributable to the 40% interest in the Barnett Shale natural gas assets sold averaged approximately 4,596 BOE/d during the third quarter of 2009.

Fourth quarter production

Based on the preliminary unaudited data, our estimated average daily production rate for our tertiary oil production during the fourth quarter of 2009 is approximately 26,300 Bbls/d. Our preliminarily estimated fourth quarter total production is approximately 44,940 BOE/d, resulting in an average annual production rate of approximately 48,280 BOE/d.

Encore’s estimated fourth quarter production averaged 45,143 BOE/d, consisting of 27,913 Bbls/d and 103,382 Mcf of natural gas per day.

The offering

Issuer	Denbury Resources Inc.

Notes offered	$1,000,000,000 aggregate principal amount of 8 1/4% Senior Subordinated Notes due 2020.

Maturity	The notes will mature on February 15, 2020.

Interest	Interest on the notes will accrue at a rate of 8 1/4% per annum, payable semi-annually in arrears on February 15 and August 15 of each year, commencing August 15, 2010.

Optional redemption	Except as set forth below, we cannot redeem the notes before February 15, 2015. On and after February 15, 2015, we can redeem some or all of the notes in cash at the redemption prices described in this prospectus, plus accrued and unpaid interest to the date of redemption. Interest will accrue from February 10, 2010.

At any time prior to February 15, 2015, we may redeem all or a portion of the notes at a price equal to 100% of the principal amount of the notes to be redeemed plus a “make whole” premium and accrued and unpaid interest. In addition, at any time and from time to time, on and before February 15, 2013, we may redeem up to 35% of the notes with the proceeds of certain equity offerings, in each case, at the redemption prices set forth in this prospectus, plus accrued and unpaid interest.

Escrow of proceeds; special mandatory redemption	Upon consummation of the offering of the notes, we will deposit the net proceeds into escrow.

If the merger with Encore does not occur on or prior to May 31, 2010, or if the merger agreement is terminated at any time prior thereto, we will be required to redeem all of the notes offered hereby, at a redemption price equal to the issue price of the notes, plus accrued and unpaid interest. After the merger, to the extent that fewer than $600.0 million principal amount of Encore senior subordinated notes are tendered for repurchase by August 1, 2010, we will be required to redeem an amount of notes offered hereby equal to such shortfall at a redemption price equal to the issue price of the notes, plus accrued and unpaid interest. See “Description of the notes—Escrow of proceeds; special mandatory redemption.”

Change of control	If a change of control occurs, subject to certain conditions, we must give holders of the notes an opportunity to sell us the notes at a purchase price of 101% of the principal amount of the notes, plus accrued and unpaid interest to the date of the purchase. See “Description of the notes—Change of control.”

Guarantees	The payment of the principal, premium and interest on the notes will be fully and unconditionally guaranteed on a senior subordinated basis by substantially all of our current and future domestic subsidiaries, including after the merger, the Encore subsidiaries. The subsidiary guarantees are subordinated to all existing and future senior indebtedness of our guarantor subsidiaries, including their guarantees of our obligations under our senior secured credit facilities. See “Description of the notes—Guarantees.”

Ranking	The notes are our senior subordinated unsecured obligations. The notes and the guarantees rank:

• junior to all of our and the guarantors’ existing and future senior indebtedness, including our senior secured credit facilities;

• equally with any of our and the guarantors’ existing and future senior subordinated indebtedness; and

• senior to any of our and the guarantors’ existing and future subordinated indebtedness.

The notes will be pari passu with our existing $951.4 million in aggregate principal amount of senior subordinated notes and up to $825 million of Encore’s senior subordinated notes (the “Existing Notes”) if the Existing Notes are not repurchased, and subordinate to our bank indebtedness, capital lease obligations for pipelines and other capital lease obligations, which totaled $1.1 billion on an as-adjusted basis as of September 30, 2009. See “Description of the notes—Ranking.” See also “Capitalization” for an as-adjusted presentation of the obligations of the combined company.

Covenants	We will issue the notes under an indenture with Wells Fargo Bank, National Association, as trustee. The indenture governing the notes will contain covenants that will limit our ability and certain of our subsidiaries’ ability to:

• incur additional debt;

• pay dividends on our capital stock or redeem, repurchase or retire our capital stock or subordinated debt;

• make investments;

• create liens on our assets;

• create restrictions on the ability of our restricted subsidiaries to pay dividends or make other payments to us;

• engage in transactions with our affiliates;

• transfer or sell assets; and

• consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries.

These covenants are subject to important exceptions and qualifications, which are described under the caption “Description of the notes—Certain covenants.”

Use of proceeds	We estimate that the net proceeds from the offering, after deducting underwriters’ discounts and commissions and before deducting other estimated offering expenses payable by us, will be approximately $980.0 million. We will deposit the net proceeds of this offering into escrow. Approximately $400.0 million of the net proceeds from this offering will be used to fund a portion of the purchase price for Encore and the remainder will be used to fund tender offers or change of control offers for $600.0 million principal amount of Encore senior subordinated notes. After the merger, to the extent that fewer than $600.0 million principal amount of Encore senior subordinated notes are tendered for repurchase by August 1, 2010, we will be required to redeem an amount of notes offered hereby equal to such shortfall at a redemption price equal to the issue price of the notes, plus accrued and unpaid interest. See “Use of proceeds.”

Risk factors	Investing in the notes involves substantial risk. See “Risk factors” beginning on page 22 of this prospectus for a discussion of certain factors that you should consider carefully before investing in the notes.

Selected historical consolidated financial data

Denbury

The following table sets forth Denbury’s selected consolidated historical financial information that has been derived from (1) Denbury’s consolidated financial statements as of December 31, 2008, 2007 and 2006, and the years then ended and (2) Denbury’s consolidated financial statements as of September 30, 2009 and 2008 and the nine month periods then ended. This disclosure does not include the effects of the merger. You should read this financial information in conjunction with Denbury’s consolidated financial statements and notes thereto in Denbury’s 2008 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 incorporated by reference in this document.

	Nine months ended
	September 30,		Year ended December 31,
(in thousands)	2009	2008	2008	2007	2006(a)

Consolidated statements of operations data:
Revenues and other income:
Oil, natural gas and related product sales	$600,942	$1,128,548	$1,347,010	$952,788	$716,557
CO2 sales and transportation fees	9,708	9,705	13,858	13,630	9,376
Interest income and other	1,948	3,525	4,834	6,642	5,603

Total revenues	612,598	1,141,778	1,365,702	973,060	731,536

Expenses:
Lease operating expenses	241,908	228,134	307,550	230,932	167,271
Production taxes and marketing expenses	24,294	50,978	55,770	43,130	31,993
Transportation expense—Genesis	6,143	5,623	7,982	5,961	4,358
CO2 operating expenses	3,442	2,836	4,216	4,214	3,190
General and administrative	79,828	45,821	60,374	48,972	43,014
Interest, net of amounts capitalized(b)	36,960	23,988	32,596	30,830	23,575
Depletion, depreciation and amortization	177,145	160,896	221,792	195,900	149,165
Commodity derivative expense (income)	177,061	43,591	(200,053)	18,597	(19,828)
Abandoned acquisition cost(c)	–	30,426	30,601	–	–
Write-down of oil and natural gas properties(c)	–	–	226,000	–	–

Total expenses	746,781	592,293	746,828	578,536	402,738

Equity in net income (loss) of Genesis	5,802	3,796	5,354	(1,110)	776

Income (loss) before income taxes	(128,381)	553,281	624,228	393,414	329,574
Income tax provision (benefit):
Current income taxes	18,140	44,769	40,812	30,074	19,865
Deferred income taxes	(67,869)	163,909	195,020	110,193	107,252

Net income (loss)	$(78,652)	$344,603	$388,396	$253,147	$202,457

	Nine months ended
	September 30,		Year ended December 31,
(in thousands)	2009	2008	2008	2007	2006(a)

Consolidated statements of cash flows data:
Oil and natural gas capital expenditures	$452,644	$440,133	$622,732	$662,736	$826,327
CO2 capital expenditures, including pipelines	523,411	236,433	462,889	171,182	63,586
Cash provided by (used in):
Operating activities	406,434	632,771	774,519	570,214	461,810
Investing activities	(736,390)	(617,677)	(994,659)	(762,513)	(856,627)
Financing activities	334,576	100,109	177,102	198,533	283,601

	As of September 30,		As of December 31,
(in thousands)	2009	2008	2008	2007	2006

Consolidated balance sheet data:
Oil and natural gas properties, net(d)	$2,047,798	$2,215,911	$2,140,208	$1,967,541	$1,612,688
Total assets	3,903,260	3,468,532	3,589,674	2,771,077	2,139,837
Total long-term debt	1,196,061	776,991	852,767	680,330	507,786
Stockholders’ equity	1,790,659	1,787,985	1,840,068	1,404,378	1,106,059

(a)	Effective January 1, 2006, Denbury adopted new guidance issued by the Financial Accounting Standard Board (“FASB”) in the “Compensation-Stock Compensation” topic of the FASB Accounting Standards Codificationtm (“FASC”) which prospectively required Denbury to record compensation expense for stock incentive awards.

(b)	Denbury’s capitalized interest was $48.7 million and $19.5 million for the nine months ended September 30, 2009 and 2008, respectively, and $29.2 million, $20.4 million and $11.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

(c)	In 2008, Denbury had a full cost ceiling test write-down of $226.0 million ($140.1 million net of tax) and pre-tax expense of $30.6 million associated with a cancelled acquisition.

(d)	Excludes net book value of CO2 related property and equipment.

Encore

The following table sets forth selected consolidated historical financial information that has been derived from (1) Encore’s consolidated financial statements as of December 31, 2008, 2007 and 2006 and the years then ended and (2) Encore’s consolidated financial statements as of September 30, 2009 and 2008 and the nine months then ended. This selected historical consolidated financial data does not include the effect of the merger. You should read this financial information in conjunction with Denbury’s Current Report on Form 8-K filed with the SEC on February 2, 2010 containing, among other things, Encore’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and financial statements and the notes thereto in Encore’s Current Report on Form 8-K filed January 25, 2010 and Encore’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009, and September 30, 2009, which is incorporated by reference in this document.

	Nine months ended
	September 30,(a)(b)		Year ended December 31,(a)(b)
(in thousands)	2009	2008	2008	2007	2006

Consolidated statements of operations data:
Revenues(c):
Oil	$374,915	$776,001	$897,443	$562,817	$346,974
Natural gas	86,908	182,973	227,479	150,107	146,325
Marketing(d)	2,008	8,740	10,496	42,021	147,563

Total revenues	463,831	967,714	1,135,418	754,945	640,862

Expenses:
Production:
Lease operating	122,817	130,013	175,115	143,426	98,194
Production, ad valorem and severance taxes	48,074	95,845	110,644	74,585	49,780
Depletion, depreciation and amortization	217,361	159,114	228,252	183,980	113,463
Impairment of long-lived assets(e)	–	26,292	59,526	–	–
Exploration	43,801	30,462	39,207	27,726	30,519
General and administrative	40,743	36,549	48,421	39,124	23,194
Marketing(c)	1,612	9,362	9,570	40,549	148,571
Derivative fair value loss (gain)(f)	(741)	82,093	(346,236)	112,483	(24,388)
Provision for doubtful accounts	7,116	4	1,984	5,816	1,970
Other operating	22,303	9,801	12,975	17,066	8,053

Total expenses	503,086	579,535	339,458	644,755	449,356

Operating income (loss)	(39,255)	388,179	795,960	110,190	191,506

Other income (expenses):
Interest	(57,009)	(54,669)	(73,173)	(88,704)	(45,131)
Other	1,811	3,090	3,898	2,667	1,429

Total other expenses	(55,198)	(51,579)	(69,275)	(86,037)	(43,702)

Income (loss) before income taxes	(94,453)	336,600	726,685	24,153	147,804
Income tax benefit (provision)	25,254	(118,595)	(241,621)	(14,476)	(55,406)

Consolidated net income (loss)	(69,199)	218,005	485,064	9,677	92,398
Less: net loss (income) attributable to noncontrolling interest	9,669	(16,198)	(54,252)	7,478	–

Net income (loss) attributable to EAC stockholders	$(59,530)	$201,807	$430,812	$17,155	$92,398

Consolidated statements of cash flows data:
Cash provided by (used in):
Operating activities	$633,153	$528,987	$663,237	$319,707	$297,333
Investing activities	(710,316)	(536,094)	(728,346)	(929,556)	(397,430)
Financing activities	81,807	9,230	65,444	610,790	99,206

	As of September 30,(a)(b)		As of December 31,(a)(b)
(in thousands)	2009	2008	2008	2007	2006

Consolidated balance sheets data:
Oil and natural gas properties, net	$3,266,463	$2,764,699	$2,891,234	$2,420,124	$1,716,682
Total assets	3,713,814	3,286,141	3,633,195	2,784,561	2,006,900
Long-term debt	1,243,496	1,217,604	1,319,811	1,120,236	661,696
Equity	1,668,765	1,239,392	1,483,248	1,070,689	816,865

(a)	Encore acquired certain oil and natural gas properties and related assets in the Mid-Continent and east Texas regions in August 2009. Encore acquired certain oil and natural gas properties and related assets in the Big Horn and Williston Basins in March 2007 and April 2007, respectively. The operating results of these acquisitions are included in Encore’s Consolidated Statements of Operations from the date of acquisition forward. Encore disposed of certain oil and natural gas properties and related assets in the Mid-Continent region in June 2007. The operating results of this disposition are included in Encore’s Consolidated Statements of Operations through the date of disposition.

(b)	Encore’s historical financial information has been recast for the adoption of new guidance on the accounting for noncontrolling interests issued by the FASB in the “Consolidations” topic of the FASC and new guidance on the accounting for the treatment of equity-based payment transactions in the calculation of earnings per share issued by the FASB in the “Earnings per Share” topic of the FASC on January 1, 2009. The retrospective application of the new guidance on noncontrolling interests resulted in the reclassification of approximately $169.1 million, $122.5 million and $125.2 million from minority interest in consolidated partnership to noncontrolling interest at December 31, 2008 and 2007 and September 30, 2008, respectively. The retrospective application of the new guidance on earnings per share reduced Encore’s basic earnings per common share by $0.14 and $0.03 for the years ended December 31, 2008 and 2006, respectively, reduced Encore’s diluted earnings per share by $0.06, $0.01 and $0.01 for the years ended December 31, 2008, 2007 and 2006, respectively, and reduced Encore’s basic and diluted earnings per share by $0.07 and $0.03, respectively, for the nine months ended September 30, 2008. The adoption of the revised guidance on earnings per share did not have an impact on Encore’s basic earnings per share during the year ended December 31, 2007. See Notes 2 and 11 to Encore’s unaudited consolidated financial statements for the quarter ended September 30, 2009 and Notes 2 and 11 to Encore’s audited consolidated financial statements as of December 31, 2008 and 2007 and for each year in the three year period ended December 31, 2008 which were attached as exhibits to Denbury’s Form 8-K filed with the SEC on February 2, 2010 for additional information regarding the adoption of these accounting standards.

(c)	For the nine months ended September 30, 2009 and 2008, Encore reduced oil and natural gas revenues for net profits interests owned by others by $21.5 million and $50.7 million, respectively. For 2008, 2007 and 2006, Encore reduced oil and natural gas revenues for net profits interests owned by others by $56.5 million, $32.5 million and $23.4 million, respectively.

(d)	In 2006, Encore began purchasing third-party oil barrels from a counterparty other than a party to whom the barrels were sold for aggregation and sale with Encore’s own equity production in various markets. These purchases assisted Encore in marketing Encore’s production by decreasing Encore’s dependence on individual markets. These activities allowed Encore to aggregate larger volumes, facilitated Encore’s efforts to maximize the prices Encore received for production, provided for a greater allocation of future pipeline capacity in the event of curtailments, and enabled Encore to reach other markets. In 2007, Encore discontinued purchasing oil from third party companies as market conditions changed and pipeline space was gained. Implementing this change allowed Encore to focus on the marketing of Encore’s own oil production, leveraging newly gained pipeline space and delivering oil to various newly developed markets in an effort to maximize the value of the oil at the wellhead. In March 2007, ENP acquired a natural gas pipeline as part of the Big Horn Basin asset acquisition. Natural gas volumes are purchased from numerous gas producers at the inlet to the pipeline and resold downstream to various local and off-system markets.

(e)	During 2008, circumstances indicated that the carrying amounts of certain oil and natural gas properties, primarily four wells in the Tuscaloosa Marine Shale, may not be recoverable. Encore compared the assets’ carrying amounts to the undiscounted expected future net cash flows, which indicated a need for an impairment charge. Encore then compared the net carrying amounts of the impaired assets to their estimated fair value, which resulted in a pretax write-down of the value of proved oil and natural gas properties of $59.5 million. Fair value was determined using estimates of future production volumes and estimates of future prices Encore might receive for these volumes, discounted to a present value.

(f)	During July 2006, Encore elected to discontinue hedge accounting prospectively for all of Encore’s commodity derivative contracts, which were previously accounted for as hedges. From that point forward, mark-to-market gains or losses on commodity derivative contracts are recorded in “Derivative fair value loss (gain)” while in periods prior to that point, only the ineffective portions of commodity derivative contracts which were designated as hedges were recorded in “Derivative fair value loss (gain).”

Summary historical oil and natural gas reserves,
production information and other data

The following tables set forth certain historical information with respect to Denbury’s and Encore’s estimated oil and natural gas reserves, production and other data as of the dates indicated.

Estimates of Denbury’s net proved oil and natural gas reserves as of December 31, 2009, 2008 and 2007 were prepared by DeGolyer and MacNaughton, an independent petroleum engineering firm located in Dallas, Texas. Estimates of Encore’s net proved oil and natural gas reserves as of December 31, 2009, 2008 and 2007 were prepared by Miller and Lents, Ltd. an independent petroleum engineering firm located in Houston, Texas.

Estimates of reserves as of year-end 2009 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices on the first day of each month within the 12-month period ended December 31, 2009, in accordance with revised guidelines of the SEC applicable to reserves estimates as of year-end 2009. Estimates of reserves as of year-end 2007 and 2008 were prepared using constant prices and costs in accordance with the guidelines of the SEC based on hydrocarbon prices received on a field-by-field basis as of December 31 of each year. Reserve estimates do not include any value for probable or possible reserves that may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent our net revenue interest in our properties.

The following information should be read in conjunction with the information contained in Denbury’s financial statements and notes thereto incorporated by reference and Encore’s financial statements and notes thereto incorporated by reference to our Form 8-K filed on February 2, 2010.

Denbury

	December 31,
	2009		2008	2007

Summary oil and natural gas reserves data:
Estimated net proved reserves (at end of year prices):
Oil (MBbls)	192,879		179,126	134,978
Natural gas (MMcf)	87,975		427,955	358,608
Oil equivalent (MBOE)	207,542		250,452	194,746
Carbon dioxide (MMcf)(a)	6,302,836		5,612,167	5,641,054
Percentage of total MBOE:
Proved producing	51%		47%	56%
Proved non-producing	11%		11%	13%
Proved undeveloped	38%		42%	31%
Representative oil and natural gas prices(b):
Oil—NYMEX	$61.18		$44.60	$95.98
Natural gas—Henry Hub	$3.87		5.71	6.80
Present values (in thousands):
Discounted estimated future net cash flow before income taxes (PV-10 Value)(c)	$3,075,459		$1,926,855	$5,385,123
Standardized measure of discounted future net cash flow after income taxes(d)	(e	)	1,415,498	3,539,617

	Nine Months Ended
	September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006

Summary operating data(f):
Production (average daily):
Oil (Bbls)	36,819	30,859	31,436	27,925	22,936
Natural gas (Mcf)	75,523	89,087	89,442	97,141	83,075
BOE (6:1)	49,406	45,707	46,343	44,115	36,782
Unit sales price (excluding impact of derivative settlements):
Oil (per Bbl)	$52.68	$106.37	$92.73	$69.80	$59.87
Natural gas (per Mcf)	3.46	9.39	8.56	6.81	7.10
Unit sales price (including impact of derivative settlements):
Oil (per Bbl)	$67.25	$102.74	$90.04	$68.84	$59.23
Natural gas (per Mcf)	3.46	8.16	7.74	7.66	7.10
Costs per BOE:
Lease operating	$17.94	$18.22	$18.13	$14.34	$12.46
Production taxes and marketing expenses	2.26	4.52	3.76	3.05	2.71
Depletion, depreciation and amortization	13.13	12.85	13.08	12.17	11.11
General and administrative(g)	5.92	3.66	3.56	3.04	3.20
Abandoned acquisition cost	–	–	1.80	–	–
Writedown of oil and natural gas properties	–	–	13.32	–	–
Costs incurred (in thousands)(h):
Property acquisitions:
Proved	$247,060	$5,094	$32,781	$15,531	$147,655
Unevaluated	8,626	12,439	16,129	60,079	205,506
Development	249,843	421,764	575,947	553,315	443,866
Exploration	2,606	5,037	5,710	42,726	43,564

Total costs incurred	$508,135	$444,334	$630,567	$671,651	$840,591

(a)	Based on gross working interest basis and includes reserves dedicated to volumetric production payments of 127.0 Bcf, 153.8 Bcf, and 182.3 Bcf at December 31, 2009, 2008, and 2007, respectively.

(b)	The reference prices for 2009 were based on the average first day of the month prices for each month during 2009. The reference prices for 2008 and 2007 were based on each respective year end prices. For all periods presented, these representative prices were adjusted for differentials by field to arrive at the appropriate net price Denbury receives.

(c)	PV-10 Value is a non-GAAP measure and is different from the Standardized Measure in that PV-10 Value is a pre-tax number and the Standardized Measure is an after-tax number. The information used to calculate PV-10 Value is derived directly from data determined in accordance with the FASC “Extractive Industries—Oil and Gas” topic. Denbury believes that PV-10 Value is a useful supplemental disclosure to the Standardized Measure because the Standardized Measure can be impacted by a company’s unique tax situation, and it is not practical to calculate the Standardized Measure on a property by property basis. Because of this, PV-10 Value is a widely used measure within the industry and is commonly used by securities analysts, banks and credit rating agencies to evaluate the estimated future net cash flows from proved reserves on a comparative basis across companies or specific properties. PV-10 Value is commonly used by Denbury and others in the industry to evaluate properties that are bought and sold and to assess the potential return on investment in these oil and gas properties. PV-10 Value is not a measure of financial or operating performance under GAAP, nor should it be considered in isolation or as a substitute for the Standardized Measure. The PV-10 Value and the Standardized Measure do not purport to represent the fair value of the oil and natural gas reserves.

(d)	Determined in accordance with the guidelines of the FASC “Extractive Industries—Oil and Gas” topic.

(e)	Information not yet available for year ended December 31, 2009.

(f)	In mid-2009, Denbury sold 60% of its interest in its Barnett Shale natural gas assets. Denbury sold its remaining 40% of Barnett Shale assets in late December 2009.

(g)	The increase in general and administrative expense during the nine months ended September 30, 2009 as compared to prior periods is primarily due to higher employee costs, expense related to a compensation arrangement with certain members of Genesis Energy L.P. management and a compensation charge related to retirement of Denbury’s CEO and President on June 30, 2009.

(h)	During the nine months ended September 30, 2009 and 2008, Denbury spent $523.4 million and $236.4 million, respectively, on capital expenditures relating to CO2 properties, equipment and pipelines which is not included in total cost incurred. During 2008, 2007 and 2006, Denbury spent $462.9 million, $171.2 million and $63.6 million, respectively, on capital expenditures relating to CO2 properties, equipment and pipelines which is not included in total costs incurred.

Encore

	December 31,(a)
	2009	2008	2007

Summary oil and natural gas reserves data:
Estimated net proved reserves (at end of period prices):
Oil (MBbls)	147,094	134,452	188,587
Natural gas (MMcf)	439,072	307,520	256,447
Oil equivalent (MBOE)	220,273	185,705	231,328
Percentage of total MBOE:
Proved producing	78%	77%	66%
Proved non-producing	2%	3%	2%
Proved undeveloped	20%	20%	32%
Representative oil and natural gas prices:
Oil	$61.18	$44.60	$96.01
Natural gas	3.83	5.62	7.47
Present values (in thousands):
Discounted estimated future net cash flow before income taxes (PV-10 Value)(b)	$2,130,005	$1,399,330	$4,462,452
Standardized measure of discounted future net cash flows after income taxes(c)	(d )	1,219,954	3,291,709

	Nine Months Ended,
	September 30,(a)		Year Ended December 31,(a)
	2009	2008	2008	2007	2006

Summary operating data:
Production (average daily):
Oil (Bbls)	27,281	27,174	27,459	26,152	20,096
Natural gas (Mcf)	89,405	69,031	72,060	65,651	64,262
BOE (6:1)	42,182	38,679	39,470	37,094	30,807
Average realized prices (excluding the impact of derivative settlements)
Oil ($/Bbl)	$50.34	$104.61	$89.58	$63.50	$54.42
Natural gas ($/Mcf)	3.56	9.67	8.63	6.69	6.59
Average realized prices (including the impact of derivative settlements)
Oil ($/Bbl)	$50.34	$104.23	$89.30	$58.96	$47.30
Natural gas ($/Mcf)	3.56	9.67	8.63	6.26	6.24
Average costs per BOE:
Lease operating	$10.67	$12.27	$12.12	$10.59	$8.73
Production, ad valorem and severance taxes	4.17	9.04	7.66	5.51	4.43
Depletion, depreciation and amortization	18.88	15.01	15.80	13.59	10.09
Impairment of long-lived assets(e)	–	2.48	4.12	–	–
Exploration	3.80	2.87	2.71	2.05	2.71
General and administrative	3.54	3.45	3.35	2.89	2.06
Marketing, net of revenues(f)	(0.03)	0.06	(0.06)	(0.11)	0.09
Cost incurred (in thousands):
Acquisitions:
Proved properties	$397,974	$29,304	$28,840	$796,239	$5,271
Unproved properties	6,004	95,916	128,635	52,306	24,462
Development:	95,217	250,911	362,609	270,161	253,631
Exploration:	140,138	179,217	256,437	97,453	95,205

Total costs incurred	$639,333	$555,348	$776,521	$1,216,159	$378,569

(a)	Encore acquired certain oil and natural gas properties and related assets in the Mid-Continent and East Texas regions in August 2009. Encore acquired certain oil and natural gas properties and related assets in the Big Horn and Williston Basins in March 2007 and April 2007, respectively. The operating results of these acquisitions are included in Encore’s Consolidated Statements of Operations from the date of acquisition forward. Encore disposed of certain oil and natural gas properties and related assets in the Mid-Continent region in June 2007. The operating results of this disposition are included in Encore’s Consolidated Statements of Operations through the date of disposition.

(b)	PV-10 Value is a non-GAAP measure and is different from the Standardized Measure in that PV-10 Value is a pre-tax number and the Standardized Measure is an after-tax number. The information used to calculate PV-10 Value is derived directly from data determined in accordance with the FASC “Extractive Industries—Oil and Gas” topic. Encore believes that PV-10 Value is a useful supplemental disclosure to the Standardized Measure because the Standardized Measure can be impacted by a company’s unique tax situation, and it is not practical to calculate the Standardized Measure on a property by property basis. Because of this, PV-10 Value is a widely used measure within the industry and is commonly used by securities analysts, banks and credit rating agencies to evaluate the estimated future net cash flows from proved reserves on a comparative basis across companies or specific properties. PV-10 Value is commonly used by Encore and others in the industry to evaluate properties that are bought and sold and to assess the potential return on investment in these oil and gas properties. PV-10 Value is not a measure of financial or operating performance under GAAP, nor should it be considered in isolation or as a substitute for the Standardized Measure. The PV-10 Value and the Standardized Measure do not purport to represent the fair value of the oil and natural gas reserves.

(c)	Determined in accordance with the guidelines of the FASC “Extractive Industries—Oil and Gas” topic.

(d)	Information not yet available for year ended December 31, 2009.

(e)	During 2008, circumstances indicated that the carrying amounts of certain oil and natural gas properties, primarily four wells in the Tuscaloosa Marine Shale, may not be recoverable. Encore compared the assets’ carrying amounts to the undiscounted expected future net cash flows, which indicated a need for an impairment charge. Encore then compared the net carrying amounts of the impaired assets to their estimated fair value, which resulted in a pretax write-down of the value of proved oil and natural gas properties of $59.5 million. Fair value was determined using estimates of future production volumes and estimates of future prices Encore might receive for these volumes, discounted to a present value.

(f)	In 2006, Encore began purchasing third-party oil barrels from a counterparty other than a party to whom the barrels were sold for aggregation and sale with Encore’s own equity production in various markets. These purchases assisted Encore in marketing Encore’s production by decreasing Encore’s dependence on individual markets. These activities allowed Encore to aggregate larger volumes, facilitated Encore’s efforts to maximize the prices Encore received for production, provided for a greater allocation of future pipeline capacity in the event of curtailments, and enabled Encore to reach other markets. In 2007, Encore discontinued purchasing oil from third party companies as market conditions changed and pipeline space was gained. Implementing this change allowed Encore to focus on the marketing of Encore’s own oil production, leveraging newly gained pipeline space and delivering oil to various newly developed markets in an effort to maximize the value of the oil at the wellhead. In March 2007, ENP acquired a natural gas pipeline as part of the Big Horn Basin asset acquisition. Natural gas volumes are purchased from numerous gas producers at the inlet to the pipeline and resold downstream to various local and off-system markets.

Summary unaudited pro forma combined financial data

The following summary unaudited pro forma combined financial data does not include the full unaudited pro forma combined financial information set forth in the section of this prospectus captioned “Unaudited pro forma combined financial information.” The summary unaudited pro forma statements of operations data and other financial data for the year ended December 31, 2008 and the nine-month periods ended September 30, 2008 and 2009 give effect to Denbury’s mid-2009 and December 2009 sales of Denbury’s Barnett Shale natural gas assets as if each occurred on January 1, 2008, and further give effect to the merger and related financing transaction as if they had occurred on January 1, 2008. The summary unaudited pro forma combined consolidated balance sheet data give effect to the sale of Denbury’s remaining 40% interest in its Barnett Shale natural gas assets as if it occurred September 30, 2009 and further give effect to the merger and related financing transactions as if they had occurred on September 30, 2009. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The summary unaudited pro forma combined consolidated financial data do not purport to represent what our results of operations or financial position actually would have been if the relevant transactions had occurred at any date, and such data do not purport to project our financial position as of any date or our future results of operations for any future period.

See “Unaudited pro forma combined consolidated financial information” for a complete description of the adjustments and assumptions underlying these summary unaudited pro forma combined consolidated financial data. The unaudited pro forma combined consolidated financial data should be read together with (1) the historical financial statements and related notes of Denbury and Encore incorporated by reference in this prospectus and (2) “The transactions” section herein and the pro forma combined financial information provided herein under the section “Unaudited pro forma combined financial information.”

Unaudited pro forma combined
statements of operations

	Nine months
	ended,	Year ended
	September 30,	December 31,
(in thousands)	2009	2008

Statements of operations data:
Revenues and other income
Oil, natural gas and related product sales	$999,935	$2,237,071
CO2 sales and transportation fees	9,708	13,858
Interest income and other	5,863	19,704

Total revenues	1,015,506	2,270,633

Expenses
Lease operating expenses	366,578	472,775
Production taxes and marketing expenses	72,651	160,582
Transportation expense—Genesis	6,143	7,982
CO2 operating expenses	3,442	4,216
General and administrative	116,806	105,933
Interest, net of amounts capitalized	137,128	154,110
Depletion, depreciation and amortization	370,145	403,909
Commodity derivative expense	176,320	(546,289)
Abandoned acquisition cost	–	30,601
Ceiling test write-down	–	226,000
Impairment of long-lived assets	–	59,526

Total expenses	1,249,213	1,079,345

Equity in net income of Genesis	5,802	5,354

Income (loss) before income taxes	(227,905)	1,196,642
Income tax provision (benefit)	(77,025)	418,849

Consolidated income (loss)	(150,880)	777,793
Income (loss) attributable to noncontrolling interest	(10,776)	50,879

Net income (loss) attributable to stockholders	$(140,104)	$726,914

Unaudited pro forma combined
balance sheet as of September 30, 2009

	Denbury
	pro forma
(in thousands)	combined

Assets
Cash and cash equivalents	$218,372
Other current assets	399,883
Property and equipment, net	7,600,241
Goodwill	1,228,168
Other assets	340,628

	$9,787,292

Liabilities and equity
Current liabilities	$569,479
Long-term debt	3,501,864	(1)
Other long-term liabilities	179,899
Deferred income taxes	1,329,053
Equity	4,206,997

	$9,787,292

(1)	Long-term debt per the unaudited pro forma combined balance sheet differs from as-adjusted long-term debt presented under “Capitalization”, or the Capitalization table. Pro forma long-term debt was prepared in accordance with SEC rules related to pro forma presentation and assumes that the $600 million par value of Encore’s Old Notes are neither tendered in the tender offers nor in the change of control tender offers. Because it would be economically advantageous to the noteholders to do so, Denbury expects the holders of all of Encore’s Old Notes to tender their shares. As such, the Capitalization table assumes Encore’s Old Notes are repurchased by Denbury. As-adjusted long-term debt per the Capitalization table of $3,533 million exceeds pro forma long-term debt presented above by $31 million primarily due to (a) additional borrowings of $12 million incurred to finance issuance costs on the additional $600 million borrowings of the notes hereby offered, (b) additional borrowings of $6 million to finance the 1% change of control premium on Encore’s Old Notes and (c) exclusion in the Capitalization table of discounts and premiums on long-term debt of $14.7 million.

Summary pro forma combined oil and
natural gas reserve data

The following tables set forth summary pro forma information with respect to Denbury’s and Encore’s pro forma combined estimated net proved and proved developed oil and natural gas reserves as of December 31, 2009. This pro forma information gives effect to the merger as if it occurred on December 31, 2009. Future exploration, exploitation and development expenditures, as well as future commodity prices and service costs, will affect the reserve volumes attributable to the acquired properties and the standardized measure of discounted future net cash flows.

Estimated quantities of oil and natural gas reserves as of December 31, 2009

Denbury
pro forma
combined

Estimated proved reserves:
Oil (MBbl)	339,973
Natural Gas (MMcf)	527,047
MBOE	427,815
Estimated proved developed reserves:
Oil (MBbl)	237,592
Natural Gas (MMcf)	391,936
MBOE	302,915
Present value of estimated net cash flow:
Present value of discounted estimated future net cash flow before income taxes (PV-10 Value)(in thousands)	$5,216,496

Risk factors

In this section captioned “Risk Factors”, when we use the term “Denbury,” the “Company,” “we,” “us” or “our,” we mean Denbury Resources Inc. and its subsidiaries on a consolidated basis including the subsidiaries of Encore following the consummation of the merger, unless otherwise indicated or the context requires otherwise. Investing in the notes involves risks. Before purchasing any notes we offer, you should carefully consider the risk factors that are incorporated by reference herein from Item 1.A., captioned “Risk Factors,” of our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009, and in our Form 8-K filed on February 2, 2010 incorporating by reference risk factors from Encore’s Annual Report on Form 10-K for the year ended December 31, 2009 and Encore’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009. There are additional risk factors related to our indebtedness and notes, as described below.

Risks relating to the notes

Our level of indebtedness may adversely affect operations and limit our growth.

Denbury will be more leveraged after the merger than it has been historically. Upon closing of the merger and the revolving credit facility contemplated by the merger agreement, we will have $1.975 billion of revolving credit facilities. Borrowings under the newly committed credit facility combined with Denbury’s existing debt and the notes offered hereby are expected to be approximately $3.5 billion of total pro forma combined long-term debt after the completion of the merger. This level of indebtedness could result in Denbury having difficulty accessing capital markets or raising capital on favorable terms and Denbury’s financial results could be negatively affected by its inability to raise capital or because of the cost of such capital.

Our substantial debt following the merger and the issuance of the notes could have important consequences for us. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities, or to otherwise realize the value of our assets and opportunities fully because of the need to dedicate a substantial portion of our cash flow from operations to payments on our debt or to comply with any restrictive terms of our debt;

•	limit our flexibility in planning for, or reacting to, changes in the industry in which we operate; or

•	place us at a competitive disadvantage as compared to our competitors that have less debt.

Realization of any of these factors could adversely affect our financial condition. In addition, although we and Encore both have hedges in place for 2010 and 2011, these hedges have varying floors and ceilings and will only partially protect the combined company’s cash flow. A decline in commodity prices may require that we reduce our planned capital expenditures, which may have a corresponding negative effect on our anticipated production growth.

If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on our indebtedness or if we otherwise fail to comply with the various covenants in such indebtedness, including covenants in our senior secured credit facilities, we would be in default. This default would permit the holders of such indebtedness to accelerate the maturity of such indebtedness and could cause defaults under other indebtedness, including the notes, or result in our bankruptcy. Such defaults, or any bankruptcy resulting therefrom, could result in a default on the notes and could delay or preclude payment of principal of, or interest on, the notes. Our ability to meet our obligations will depend upon our future performance, which will be subject to prevailing economic conditions, commodity prices, and to financial, business and other factors, including factors beyond our control.

Upon consummation of the merger, we and all of our restricted subsidiaries must comply with various restrictive covenants contained in our revolving credit facilities, the indentures related to our senior subordinated notes and any of our future debt arrangements. These covenants will, among other things, limit our ability and the ability of all of our restricted subsidiaries to:

•	incur additional debt or liens;

•	pay dividends;

•	make payments in respect of or redeem or acquire any debt or equity issued by us;

•	sell assets;

•	make loans or investments; and

•	acquire or be acquired by other companies.

Your right to receive payments on the notes is junior to our existing senior indebtedness and the existing senior indebtedness of our subsidiary guarantors.

The indebtedness evidenced by the notes and the guarantees are our and our subsidiaries’ senior subordinated obligations. The payment of the principal of, premium on, if any, and interest on the notes and the payment of the subsidiary guarantees are each subordinate in right of payment, as set forth in the indenture, to the prior payment in full of all senior indebtedness of Denbury or the senior indebtedness of our subsidiary guarantors, as the case may be, including the obligations of Denbury under, and the obligations of our subsidiary guarantors with respect to, our senior secured credit facilities. Any future subsidiary guarantee will be similarly subordinated to senior indebtedness of such subsidiary guarantor.

As of September 30, 2009, on an as-adjusted basis after giving effect to the merger and related financing transactions, our senior debt included $844.5 million of credit facilities indebtedness, $248 million of pipeline capital lease obligations, approximately $5 million of other capital lease obligations. See “Capitalization.“ As of September 30, 2009, on an as-adjusted basis, we would have had approximately $756 million additional borrowing capacity under our newly committed credit facility. Any additional bank borrowings would also be senior indebtedness when incurred. Although the indenture contains limitations on the amount of additional indebtedness that we may incur, under certain circumstances the amount of such indebtedness could be substantial and, in any case, such indebtedness may be senior indebtedness. See “Description of the notes—Certain covenants—Limitations on indebtedness.”

Because the notes are unsecured and because of the subordination provisions of the notes, in the event of our bankruptcy, liquidation or dissolution of any subsidiary guarantor, our assets and the assets of the subsidiary guarantors would be available to pay obligations under the notes only after all payments had been made on our and the subsidiary guarantors’ senior indebtedness, including under our senior secured credit facilities. We cannot assure you that sufficient assets would remain after we make all these payments to make any payments on the notes, including payments of interest when due. Also, because of these subordination provisions, you may recover less ratably than our other creditors in a bankruptcy, liquidation or dissolution. In addition, all payments on the notes and the guarantees will be prohibited in the event of a payment default on senior indebtedness, including borrowings under our senior secured credit facilities, and may be prohibited for up to 180 days in the event of non-payment defaults on certain of our senior indebtedness, including our senior secured credit facilities. See “Description of the notes—Ranking.”

The notes are not secured by our assets or those of our subsidiary guarantors.

The notes are our general unsecured obligations and are effectively subordinated in right of payment to all of our secured indebtedness. If we become insolvent or are liquidated, our assets which serve as collateral under our secured indebtedness would be made available to satisfy our obligations under any secured debt before any payments are made on the notes. Our obligations under our senior secured credit facilities are secured by substantially all of our producing oil and gas properties.

If we undergo a change of control, we may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the notes, which would violate the terms of the notes.

Upon the occurrence of a change of control, holders of the notes will have the right to require us to purchase all or any part of such holders’ notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. The events that constitute a change of control under the indenture would constitute a default under our senior secured credit facilities, which prohibits the purchase of the notes by us in the event of certain change of control events, unless, and until, such time as our indebtedness under the senior secured credit facilities is repaid in full. There can be no assurance that either we or our subsidiary guarantors would have sufficient financial resources available to satisfy all of our or their obligations under the senior secured credit facilities and these notes in the event of a change in control. Our failure to purchase the notes as required under the indenture would result in a default under the indenture, the indentures governing our Existing Notes and under the senior secured credit facilities, each of which could have material adverse consequences for us and the holders of the notes. See “Description of the notes—Change of control.”

In addition, you should note that recent case law suggests that, in the event that incumbent directors are replaced as a result of a contested election, issuers may nevertheless avoid triggering a change of control under a clause similar to clause (2) of the definition of “Change of Control” under the caption “Description of the notes—Change of control,” if the outgoing directors were to approve the new directors for the purpose of such change of control clause.

A subsidiary guarantee could be voided if it constitutes a fraudulent transfer under U.S. bankruptcy or similar state law, which would prevent the holders of the notes from relying on that subsidiary to satisfy claims.

Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee can be voided, or claims under the guarantee may be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee or, in some states, when payments become due under the guarantee, received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee and:

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

A guarantee may also be voided, without regard to the above factors, if a court found that the guarantor entered into the guarantee with the actual intent to hinder, delay or defraud its creditors.

A court would likely find that a guarantor did not receive reasonably equivalent value or fair consideration for its guarantee if the guarantor did not substantially benefit directly or indirectly from the issuance of the notes. If a court were to void a guarantee, you would no longer have a claim against the guarantor. Sufficient funds to repay the notes may not be available from other sources, including the remaining guarantors, if any. In addition, the court might direct you to repay any amounts that you had already received from the subsidiary guarantor.

The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the governing law. Generally, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they became absolute and mature; or

•	it could not pay its debts as they became due.

Each subsidiary guarantee contains a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its subsidiary guarantee to be a fraudulent transfer. This provision may not be effective to protect the subsidiary guarantees from being voided under fraudulent transfer law.

You cannot be sure that there will be an active trading market for the notes.

We do not intend to list the notes on any national securities exchange or to seek the admission of the notes for quotation through the National Association of Securities Dealers Automated Quotation System. The underwriters intend to make a market for the notes, but they are not obligated to do so and may cease their market-making activities at any time. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the financial performance or prospects of companies in our industry generally. As a result, we cannot assure you that an active trading market will develop or be maintained for the notes offered hereby. If an active market does not develop or is not maintained, the market price and liquidity of the notes may be adversely affected.

We will deposit the net proceeds from this offering into escrow and will be required to redeem all of the notes if we do not consummate the merger, or to redeem some of the notes if we consummate the merger and certain outstanding Encore notes are not tendered pursuant to a tender offer or change of control offer.

This offering will be consummated before the closing of the merger. We will deposit the net proceeds of this offering into escrow. If the merger does not occur on or prior to May 31, 2010, or if the merger agreement is terminated at any time prior thereto, then the indenture will require that we redeem all of the notes at a redemption price equal to 100% of the aggregate issue price of the notes plus accrued and unpaid interest to, but not including, the redemption date. In addition, after the merger, to the extent fewer than $600.0 million principal amount of Encore senior subordinated notes are tendered, we will be required to redeem an amount of notes offered hereby equal to such shortfall at a redemption price equal to the issue price of the notes, plus accrued and unpaid interest. See “Description of the notes—Escrow of proceeds; special mandatory redemption.”

Your decision to invest in these notes is made at the time of purchase. Changes in our business or financial condition, or the terms of the merger or the financing thereof, between the closing of this offering and the closing of the merger will have no effect on your rights as a purchaser of the notes.

Risks relating to the merger

If we do not complete the merger on or prior to May 31, 2010, we will be required to redeem the notes. We will be required to redeem some of the notes if we complete the merger and certain outstanding Encore notes are not tendered pursuant to a tender offer or change of control offer. If we are required to redeem any notes, you may not obtain your expected return on the notes.

We may not be able to consummate the merger within the timeframe specified under “Description of the notes—Escrow of proceeds; special mandatory redemption.” Our ability to consummate the merger is subject to various closing conditions, many of which are beyond our control and we may not be able to complete the merger. If we are not able to consummate the merger on or prior to May 31, 2010, or the merger agreement is terminated at any time prior to that date, we will be required to redeem all notes at a redemption price equal to 100% of the aggregate issue price thereof, plus accrued and unpaid interest from the date of initial issuance to but not including the special mandatory redemption date. In addition, after the merger, to the extent fewer than $600.0 million principal amount of Encore senior subordinated notes are tendered, we will be required to redeem an amount of notes offered hereby equal to such shortfall at a redemption price equal to the issue price of the notes, plus accrued and unpaid interest. If your notes are redeemed in either such case, you may not obtain your expected return on the notes and may not be able to reinvest the proceeds from a special mandatory redemption in an investment that results in a comparable return. Your decision to invest in the notes is made at the time of the offering of the notes. Changes in our business or financial condition, or the terms of the merger or the financing thereof, between the closing of this offering and the closing of the merger will have no effect on your rights as a purchaser of the notes.

Denbury and Encore are parties to pending lawsuits in connection with the merger.

Three shareholder lawsuits styled as class actions have been filed against Encore and its board of directors. The lawsuits are entitled Sanjay Israni, Individually and On Behalf of All Others Similarly Situated vs. Encore Acquisition Company et al. (filed November 4, 2009 in the District Court of Tarrant County, Texas), Teamsters Allied Benefit Funds, Individually and On Behalf of All Others Similarly Situated vs. Encore Acquisition Company et al. (filed November 5, 2009 in the Court of Chancery in the State of Delaware) and Thomas W. Scott, Jr., individually and on behalf of all others similarly situated v. Encore Acquisition Company et al. (filed November 6, 2009 in the District Court of Tarrant County, Texas). The Teamsters and Scott lawsuits also name Denbury as a defendant. The complaints generally allege that (1) Encore’s directors breached their fiduciary duties in negotiating and approving the merger and by administering a sale process that failed to maximize shareholder value and (2) Encore, and, in the case of the Teamsters and Scott complaints, Denbury aided and abetted Encore’s directors in breaching their fiduciary duties. The Teamsters complaint also alleges that Encore’s directors and executives stand to receive substantial financial benefits if the transaction is consummated on its current terms.

The plaintiffs in these lawsuits seek, among other things, to enjoin the merger and to rescind the merger agreement. Encore and Denbury believe that the lawsuits are without merit and that they have valid defenses to all claims. Encore and Denbury will defend this litigation vigorously.

A shareholder suit regarding a compensation matter brought as a derivative action on behalf of Denbury against Denbury’s board of directors, entitled Harbor Police Retirement System v. Gareth Roberts, et al, in the District Court of Dallas County, Texas, was amended in January 2010, to generally allege breach of the Denbury directors’ fiduciary duties based upon the further allegation that the directors approved an unreasonably high purchase price in the merger. The plaintiff seeks monetary damages and equitable relief. Denbury believes these allegations are without merit and that its directors have valid defenses to all claims. Denbury and its directors intend to defend this litigation vigorously.

Business uncertainties and contractual restrictions while the merger is pending may have an adverse effect on Encore or Denbury.

Uncertainty about the effect of the merger on employees, suppliers, partners, regulators and customers may have an adverse effect on Encore. These uncertainties may impair Encore’s ability to attract, retain and motivate key personnel until the merger is consummated and could cause suppliers, customers and others that deal with Encore to defer purchases or other decisions concerning Encore or seek to change existing business relationships with Encore. In addition, the merger agreement restricts both Denbury and Encore from making certain acquisitions and taking other specified actions without the other’s approval. Because these restrictions could prevent either party from pursuing attractive business opportunities that may arise prior to the completion of the merger, the overall value of the combined company could be negatively impacted.

Risks relating to the combined company after the merger

We may not realize the benefits of integrating our companies.

To be successful after the merger, Denbury will need to combine and integrate our operations and the operations of Encore into one company. Integration will require substantial management attention and could detract attention from the day-to-day business of the combined company. We could encounter difficulties in the integration process, such as the need to revisit assumptions about reserves, future production, revenues, capital expenditures and operating costs, including synergies, the loss of key employees or commercial relationships or the need to address unanticipated liabilities. If we cannot successfully integrate our business with Encore’s business, we may fail to realize the expected benefits of the merger.

The combined company may be unable to secure sufficient amounts of carbon dioxide to expand its CO2 EOR operations into the Rocky Mountain region.

Our long-term growth strategy is focused on our CO2 tertiary recovery operations. Production of crude oil from the expansion of our tertiary operations into the Rocky Mountain region depends on having access to sufficient amounts of CO2 in this region. The ability to produce this oil and execute this growth strategy would be hindered if we were unable to obtain necessary CO2 volumes in the Rocky Mountain region at a cost that is economically viable.

The combined company may experience an impairment of its goodwill.

We expect to recognize a substantial amount of goodwill in connection with consummation of the merger and the allocation of the purchase price thereto. We test goodwill for impairment annually during the fourth quarter, or between annual tests if an event occurs or circumstances change that may indicate the fair value of a reporting unit is less than the carrying amount. The need to test for impairment can be based on several indicators, including but not limited to a significant reduction in the price of oil or natural gas, a full cost ceiling write-down of oil and natural gas properties, unfavorable revisions to oil and natural gas reserves and significant changes in the expected timing of production, or changes in the regulatory environment.

Fair value calculated for the purpose of testing for impairment of our goodwill is estimated using the expected present value of future cash flows method and comparative market prices when appropriate. A significant amount of judgment is involved in performing these fair value estimates for goodwill since the results are based on estimated future cash flows and assumptions related thereto. Significant assumptions include estimates of future oil and natural gas prices, projections of estimated quantities of oil and natural gas reserves, estimates of future rates of production, timing and amount of future development and operating costs, estimated availability and cost of CO2, projected recovery factors of reserves and risk-adjusted discount rates. We base our fair value estimates on projected financial information which we believe to be reasonable. However, actual results may differ from those projections.

Ratio of earnings to fixed charges

The following table sets forth our ratio of earnings to fixed charges:

	Nine months ended
	September 30,	Year ended December 31,
	2009(1)	2008(1)	2007	2006	2005	2004

Ratio of earnings to fixed charges	–(2)	9.9x	7.7x	9.5x	12.7x	7.0x

(1)	The pro forma ratio of earnings to fixed charges is calculated as it relates only to Denbury and its capital structure. It gives effect to the use of $600 million of proceeds from the notes offered hereunder and the higher interest expense assuming Encore’s 6% Senior Subordinated Notes, 6.25% Senior Subordinated Notes, and 7.25% Senior Subordinated Notes (collectively “Encore’s Old Notes”) will be purchased either through tender offers or change of control offers. The higher interest expense added to fixed charges represents only incremental interest expense (approximately 2%) to be incurred under the notes offered hereunder over the weighted average interest rate of Encore’s Old Notes. The pro forma ratio of earnings to fixed charges does not include any adjustments for Encore’s historical earnings or fixed charges, nor does it include any fixed charges associated with the other $400 million of proceeds from the notes offered hereunder used to effect the acquisition. Based upon these assumptions, the ratio of pro forma earnings to fixed charges for the year ended December 31, 2008 was 8.3x, and pro forma earnings were inadequate to cover pro forma fixed charges during the nine months ended September 30, 2009 by $182.5 million.

(2)	Earnings were inadequate to cover fixed charges for the nine months ended September 30, 2009 by $173.0 million.

For purposes of computing the ratio of earnings to fixed charges, earnings are defined as:

•	income from continuing operations before income taxes and equity method earnings of affiliates; plus

•	fixed charges, distributed income of equity investees and amortization of capitalized interest; less capitalized interest.

Fixed charges are defined as the sum of the following:

•	interest expense (including amounts capitalized);

•	amortization of debt discount and issuance cost (expensed and capitalized); and

•	that portion of rental expense which we believe to be representative of an interest factor.

The merger and related financing transactions

The merger

On October 31, 2009, Denbury and Encore agreed to combine their businesses pursuant to a merger agreement described in Denbury’s current report on Form 8-K filed with the SEC on November 5, 2009, to which the merger agreement is attached as Exhibit 2.1. Pursuant to the merger agreement, Encore will merge with and into Denbury. As a result of the merger, Encore will cease to exist and Denbury will continue as a public company. The following description of the merger agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the merger agreement.

Based on the number of shares of Encore common stock outstanding as of a recent date, and including cash payments to Encore stock option holders, the transaction value of the merger is approximately $4.5 billion and the merger consideration will be approximately $890 million in cash and between 115 and 146 million shares of Denbury common stock, due to the share exchange ratio in the merger being subject to a collar calculated with reference to future average prices of Denbury common stock.

The merger agreement contains customary representations and warranties by Denbury and Encore made to each other as of specific dates. The merger agreement also contains customary covenants and agreements, including with respect to the operation of Denbury’s business and Encore’s business between signing and closing, restrictions on solicitation of proposals by Encore with respect to alternative transactions, public disclosures and other matters.

The merger is subject to a number of closing conditions, including, among others, the adoption of the merger agreement by Encore’s and Denbury’s stockholders; no pending stop order or proceeding seeking a stop order relating to our registration statement on Form S-4; the receipt of tax opinions from counsel for each of Denbury and Encore to the effect that the merger will be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, (the “Code”), and that each of Denbury and Encore will be a party to the reorganization within the meaning of Section 368(b) of the Code; Denbury’s receipt of the financing contemplated by the merger agreement; and other customary conditions, including the absence of a material adverse effect on Denbury or Encore.

Either party to the merger agreement may choose to complete the merger even though a condition has not been satisfied if the law allows Encore and Denbury to do so; however, neither Denbury nor Encore can give any assurance regarding when or if all of the conditions to the merger will either be satisfied or waived or that the merger will occur as intended.

The merger is intended to qualify as a reorganization for federal income tax purposes.

The merger agreement contains certain termination rights for Denbury and Encore. On a termination of the merger agreement under certain circumstances, Encore may be required to pay Denbury a termination fee of either $60 million or $120 million, or Denbury may be required to pay Encore a termination fee of $60 million, $120 million or $300 million, in each case depending on the circumstances of the termination. In addition, Encore is obligated to reimburse Denbury for up to $10 million of its expenses related to the merger if specified termination events occur.

Financing

Denbury received the revolving credit facility and bridge loan financing commitments described below. The commitments are subject to a number of conditions, including:

•	consummation of the merger in accordance with the merger agreement;

•	the absence of a “material adverse effect” (as defined in the merger agreement) regarding Encore or Denbury;

•	the lenders not becoming aware of any information or other matter that in their reasonable judgment is inconsistent in a material and adverse manner with disclosures prior to the date of the merger agreement or that in the reasonable opinion of the administrative agent makes it impossible to complete a successful syndication of the credit facilities or the sale of senior subordinated notes;

•	the absence of certain competing issues of debt securities of Denbury or Encore;

•	closing no later than May 31, 2010;

•	delivery of certain reserve reports and historical and pro forma financial information;

•	execution of certain guarantees and creation of first priority security interests;

•	the initial availability for borrowing of not less than (i) $50 million under the ENP facility and (ii) $400 million under the newly committed credit facility;

•	pro forma compliance with certain financial covenants and requirements;

•	a 30-day period for syndication of the credit facilities and for marketing of senior subordinated notes, and delivery by Denbury of an offering memorandum for such notes on or prior to February 15, 2010;

•	as a condition to the funding of the bridge facility, the revolving credit facility and the senior subordinated notes having received ratings from Moody’s Investors Service, Inc. of at least B3 and from Standard & Poor’s Ratings Services of at least B minus, in each case with stable outlook or better; and

•	other customary financing conditions.

Revolving credit facility

Denbury received a financing commitment, subject to customary conditions, to underwrite a new senior secured revolving credit facility. The newly committed credit facility, together with the proceeds of this notes offering, will be used to fund a portion of the cash consideration for the merger (inclusive of payments due to Encore stock option holders), repay amounts outstanding under Denbury’s existing $750 million revolving credit facility, which had approximately $180 million outstanding as of January 31, 2010, potentially retire and replace up to $825 million of Encore’s senior subordinated notes that are outstanding, which have a change of control put option at 101% of par value, replace Encore’s existing revolving credit facility which had approximately $155 million outstanding as of January 31, 2010, pay Encore’s severance costs, pay transaction fees and expenses and provide additional liquidity. The aggregate commitment of the senior secured lenders is $1.6 billion and the term of the newly committed credit facility is four years. Denbury has been advised by the co-arrangers of this newly committed credit facility, J.P. Morgan and Bank of America, N.A., that the syndication phase is complete, and documentation for this facility is being prepared. Subject to final documentation and satisfaction of closing conditions, Denbury anticipates finalizing this facility prior to the Denbury and Encore stockholder meetings.

Bridge loan

Denbury also received a financing commitment for a $1.25 billion unsecured bridge loan facility, which will be available if and to the extent Denbury does not receive the proceeds from this notes offering or has not secured alternate financing prior to the closing of the merger. If not fully drawn, Denbury may draw on the bridge loan one additional time within 45 days after the closing of the merger. The bridge facility, if drawn, will mature initially on the first anniversary of the closing of the merger, at which time the maturity of any outstanding loans thereunder will be extended automatically to the seventh anniversary of the closing of the merger, except to the extent they have been previously exchanged by the lenders for exchange notes due on that seventh anniversary. The amount available under the unsecured bridge loan facility will be reduced by the proceeds of any debt issuances, including the notes offered hereby.

Use of proceeds

The net proceeds from the sale of the notes offered hereby, after deducting underwriters’ discounts and commissions and before deducting other offering expenses payable by us, are estimated to be approximately $980.0 million. Upon consummation of the offering of the notes, we will deposit the net proceeds of this offering into escrow as described in “Description of the notes — Escrow of proceeds; special mandatory redemption.” If the merger with Encore does not occur on or prior to May 31, 2010, or if the merger agreement is terminated at any time prior thereto, we will use all of the proceeds from this offering, plus cash on hand, to redeem the notes at a redemption price equal to 100% of the issue price of the notes, plus accrued and unpaid interest to, but not including, the special mandatory redemption date. See “Description of the notes — Escrow of proceeds; special mandatory redemption.”

Upon the closing of the merger, $400.0 million of the escrowed proceeds will be released to us to fund a portion of the purchase price for Encore and the remainder will be used to fund a tender offer or change of control offer for $600.0 million principal amount of Encore senior subordinated notes. After the merger, to the extent that fewer than $600.0 million principal amount of Encore senior subordinated notes are tendered for repurchase by August 1, 2010, we will use the amount remaining in escrow and cash on hand to redeem an amount of notes offered hereby equal to such shortfall at a redemption price equal to the issue price of the notes, plus accrued and unpaid interest. See “Description of the notes — Escrow of proceeds; special mandatory redemption.”

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2009 on (i) an actual basis for Denbury, (ii) on an actual basis for Encore, and (iii) on an as-adjusted basis giving effect to the merger and related financing transactions as if they occurred on September 30, 2009. The as-adjusted presentation included below assumes the Encore 6% Senior Subordinated Notes, 6.25% Senior Subordinated Notes and 7.25% Senior Subordinated Notes (collectively “Encore’s Old Notes”) with an aggregate par value of $600.0 million, are repurchased in full by Denbury pursuant to a tender offer or change of control offer, which cannot be assured, and assumes Encore’s 9.5% Senior Subordinated Notes will not be repurchased. This table should be read in conjunction with the Denbury Form 10-K for the year ended December 31, 2008, the Denbury Form 10-Q for the quarter ended September 30, 2009 and the Denbury Form 8-K filed February 1, 2010 to which Encore’s unaudited consolidated financial statements and historical consolidated financial statements for the pertinent periods are attached and incorporated by reference into this prospectus.

	As of September 30, 2009
(dollars in thousands)	Denbury Actual	Encore Actual	As-Adjusted

Cash and cash equivalents(a)	$21,689	$6,683	$21,689

Long-term debt(b):
Capital lease obligations	$4,826	$–	$4,826
Denbury’s existing credit facility(c)	20,000	–	–
Denbury’s newly committed credit facility	–	–	844,552
7 1/2% Senior Subordinated Notes due 2013(d)	225,000	–	225,000
7 1/2% Senior Subordinated Notes due 2015(e)	300,000	–	300,000
9.75% Senior Subordinated Notes due 2016(f)	426,350	–	426,350
EAC 6.25% Senior Subordinated Notes due 2014(g)	–	150,000	–
EAC 6% Senior Subordinated Notes due 2015(g)(h)	–	300,000	–
EAC 9.5% Senior Subordinated Notes due 2016(i)	–	225,000	225,000
EAC 7.25% Senior Subordinated Notes due 2017(g)(j)	–	150,000	–
8 1/4% Senior Subordinated Notes due 2020 offered hereby	–	–	1,000,000
Pipeline Financings	247,525	–	247,525
EAC revolving credit facility(k)	–	180,000	–
ENP revolving credit facility(l)	–	260,000	260,000

Total long-term debt	1,223,701	1,265,000	3,533,253
Equity(m)	1,790,659	1,668,765	4,206,997

Total capitalization	$3,014,360	$2,933,765	$7,740,250

(a)	As of January 31, 2010, our cash and cash equivalents totaled $73.1 million.

(b)	Excludes current portion of capital lease obligations and pipeline financings totaling $4.7 million.

(c)	As of January 31, 2010, borrowings under our bank credit facility totaled $180 million. This credit facility will be terminated once the merger closes.

(d)	Excludes unamortized discount of $0.7 million.

(e)	Excludes unamortized premium of $0.5 million.

(f)	Excludes unamortized discount of $27.5 million.

(g)	The as-adjusted presentation assumes Denbury will repurchase Encore’s Old Notes.

(h)	Excludes a discount of $3.6 million.

(i)	The Encore actual presentation excludes a discount of $16.8 million. The as-adjusted presentation excludes a premium of $12.9 million.

(j)	Excludes a discount of $1.2 million.

(k)	As of January 31, 2010, borrowings under EAC’s revolving credit facility totaled $155 million. This credit facility will be terminated once the merger closes.

(l)	As of January 31, 2010, borrowings under ENP’s bank credit facility totaled $255.0 million.

(m)	As-adjusted equity increased due to (1) the estimated fair value of Denbury common stock issued in the acquisition of Encore ($1,947.2 million) and (2) the fair value of the noncontrolling interest in ENP ($497.2 million). The increases to equity were partially offset by a reduction reflecting banking, legal and accounting fee expenses associated with the acquisition and related financing transactions ($28.1 million).

Denbury Resources Inc.
Unaudited pro forma combined financial information

The following unaudited pro forma combined financial information is based on the historical consolidated financial statements of Denbury Resources Inc. (“Denbury”) and Encore Acquisition Company (“Encore”), adjusted to reflect the proposed acquisition of Encore by Denbury and the related financing transactions. Denbury’s historical consolidated financial statements have also been adjusted to give effect to the disposal of its Barnett Shale natural gas assets as presented in Note 4 to the unaudited pro forma combined financial information.

The unaudited pro forma combined balance sheet gives effect to the acquisition of Encore by Denbury, the related financing transactions and the disposition by Denbury of its remaining 40% interest in its Barnett Shale natural gas assets (see Note 4), as if they had occurred on September 30, 2009. The unaudited pro forma combined statements of operations combine the results of operations of Denbury and Encore for the year ended December 31, 2008 and the nine months ended September 30, 2009. The unaudited pro forma combined statements of operations give effect to the following events as if they had occurred on January 1, 2008:

•	Denbury’s acquisition of Encore. The acquisition of Encore will be accounted for using the acquisition method of accounting. Encore owns the general partner interest and approximately 46% of the outstanding common units of Encore Energy Partners LP (“ENP”). Encore has historically consolidated the financial position, results of operations and cash flows of ENP with those of Encore. The unaudited pro forma combined financial information reflects the allocation of (1) the fair value of the consideration transferred and (2) the fair value of the noncontrolling interest of ENP to the underlying assets acquired and liabilities assumed of both Encore and ENP based upon their estimated fair values;

•	Borrowings under Denbury’s newly committed $1.6 billion credit facility (approximately $826.6 million) and a portion of the proceeds from the notes offered hereby (approximately $400.0 million). Borrowings under the newly committed credit facility and a portion of the proceeds from the notes offered hereby will be used as follows:

•	fund the aggregate cash portion of the purchase price (approximately $889.3 million), including payments to Encore option holders of approximately $56.2 million;

•	repay a portion of Encore’s credit facilities ($180.0 million); and

•	pay debt and equity issuance costs (approximately $89.5 million), severance costs (approximately $39.6 million) and transaction expenses (approximately $28.1 million) related to the acquisition.

•	Adjustments to conform the classification of expenses in Encore’s historical statements of operations to Denbury’s classification of similar expenses;

•	Adjustments to conform Encore’s historical accounting policies related to oil and natural gas properties from successful efforts to full cost accounting;

•	Estimated tax impact of pro forma adjustments; and

•	Denbury’s disposition of its Barnett Shale natural gas assets (see Note 4 to the unaudited pro forma combined financial information).

The unaudited pro forma combined statements of operations exclude the impact of nonrecurring expenses Denbury and Encore will incur as a result of the acquisition and related financings, primarily non-capitalizable banking and legal fees.

The unaudited pro forma combined financial information should be read in conjunction with the Form 10-K of Denbury for the year ended December 31, 2008, the Form 10-Q of Denbury for the quarter ended September 30, 2009 and Denbury’s Form 8-K filed with the SEC on February 2, 2010 containing, among other things, Encore’s historical consolidated financial statements and the notes thereto for each of the three years ended 2008, 2007, and 2006, as of December 31, 2008 and 2007, for the nine months ended September 30, 2009 and 2008 and as of September 30, 2009 and 2008 are incorporated by reference into this prospectus.

The unaudited pro forma combined financial information is for informational purposes only and is not intended to represent or to be indicative of the combined results of operations or financial position that Denbury or the pro forma combined company would have reported had the Encore acquisition been completed as of the dates set forth in this unaudited pro forma combined financial information and should not be taken as indicative of Denbury’s future combined results of operations or financial position. The actual results may differ significantly from that reflected in the unaudited pro forma combined financial information for a number of reasons, including, but not limited to, differences between the assumptions used to prepare the unaudited pro forma combined financial information and actual results.

Unaudited pro forma combined
Balance sheet as of September 30, 2009

	Denbury		Pro forma		Denbury
	pro forma	Encore	adjustments		pro forma
(In thousands)	(note 4)	historical	(note 2)		combined

Current assets
Cash and cash equivalents	$211,689	$6,683	$–		$218,372
Trade, accrued production and other receivables, net	168,931	113,305	–		282,236
Derivative assets	17,900	51,974	–		69,874
Deferred tax assets	5,637	–	–		5,637
Other current assets	–	41,704	432	(a)	42,136

Total current assets	404,157	213,666	432		618,255

Property and equipment
Oil and natural gas properties
Proved	3,258,060	4,146,881	(946,202	)(a)	6,458,739
Unevaluated	213,170	104,931	1,071,069	(a)	1,389,170
CO2 properties, equipment and pipelines	1,422,981	–	–		1,422,981
Other	80,015	28,598	(15,360	)(a)	93,253
Less accumulated depreciation, depletion and amortization	(1,763,902)	(1,001,449)	1,001,449	(a)	(1,763,902)

Net property and equipment	3,210,324	3,278,961	1,110,956		7,600,241
Derivative assets	–	47,694	–		47,694
Goodwill	138,830	60,606	(60,606	)(a)
			1,089,338	(a)	1,228,168
Other assets	52,343	112,887	(37,708	)(a)
			87,806	(b)	215,328
Investment in Genesis	77,606	–	–		77,606

Total assets	$3,883,260	$3,713,814	$2,190,218		$9,787,292

Current liabilities
Accounts payable and accrued liabilities	$188,420	$142,541	$–		$330,961
Oil and gas production payable	86,038	16,658	–		102,696
Derivative liabilities	74,614	37,238	–		111,852
Deferred revenue — Genesis	4,070	–	–		4,070
Deferred tax liability	–	63,968	(63,968	)(a)	–
Current maturities of long-term debt	4,698	–	–		4,698
Other current liabilities	–	15,202	–		15,202

Total current liabilities	357,840	275,607	(63,968)		569,479

Long-term liabilities
Long-term debt — Genesis	250,681	–	–		250,681
Long-term debt	925,380	1,243,496	35,755	(a)
			(180,000	)(c)
			1,226,552	(d)	3,251,183
Asset retirement obligations	47,149	51,664	(14,732	)(a)	84,081
Deferred revenue — Genesis	16,796	–	–		16,796
Deferred tax liability	458,940	431,075	439,038	(a)	1,329,053
Derivative liabilities	12,496	39,370	–		51,866
Other long-term liabilities	23,319	3,837	–		27,156

Total long-term liabilities	1,734,761	1,769,442	1,506,613		5,010,816

Equity
Equity before noncontrolling interest	1,790,659	1,394,047	(1,394,047	)(e)
			1,947,216	(f)
			(28,084	)(g)	3,709,791
Noncontrolling interest	–	274,718	(274,718	)(e)
			497,206	(a)	497,206

Total equity	1,790,659	1,668,765	747,573		4,206,997

Total liabilities and equity	$3,883,260	$3,713,814	$2,190,218		$9,787,292

Unaudited Pro Forma Combined
Statement of operations for the nine months ended
September 30, 2009

			Pro forma
	Denbury		reclassification		Pro forma		Denbury
	pro forma	Encore	adjustments		adjustments		pro forma
(In thousands, except per share amounts)	(note 4)	historical	(note 3)		(note 3)		combined

Revenues and other income
Oil, natural gas and related product sales	$538,112	$–	$461,823	(a)	$–		$999,935
CO2 sales and transportation fees	9,708	–	–		–		9,708
Interest income and other	1,948	1,811	2,104	(b)	–		5,863
Oil revenue	–	374,915	(374,915	)(a)	–		–
Natural gas revenue	–	86,908	(86,908	)(a)	–		–
Marketing revenue	–	2,008	(2,008	)(b)	–		–

Total revenues	549,768	465,642	96		–		1,015,506

Expenses
Lease operating expenses	228,141	122,817	6,538	(c)	–
			9,082	(d)	–		366,578
Production taxes and marketing expenses	19,946	–	38,992	(d)	–
			12,101	(e)	–
			1,612	(f)	–		72,651
Transportation expense — Genesis	6,143	–	–		–		6,143
CO2 operating expenses	3,442	–	–		–		3,442
General and administrative	79,828	40,743	1,377	(g)	(5,142	)(k)	116,806
Interest, net of amounts capitalized	34,095	57,009	–		46,024	(l)	137,128
Depletion, depreciation and amortization	163,275	217,361	1,798	(h)	(12,289	)(j)	370,145
Commodity derivative expense (income)	177,061	(741)	–		–		176,320
Production, ad valorem, and severance taxes	–	48,074	(48,074	)(d)	–		–
Exploration	–	43,801	–		(43,801	)(i)	–
Marketing	–	1,612	(1,612	)(f)	–		–
Other operating	–	29,419	96	(b)	(7,701	)(i)
			(6,538	)(c)	–
			(12,101	)(e)	–
			(1,377	)(g)	–
			(1,798	)(h)	–		–

Total expenses	711,931	560,095	96		(22,909)		1,249,213

Equity in net income of Genesis	5,802	–	–		–		5,802

Income (loss) before income taxes	(156,361)	(94,453)	–		22,909		(227,905)
Income tax provision (benefit)	(60,362)	(25,254)	–		8,591	(m)	(77,025)

Consolidated net income (loss)	(95,999)	(69,199)	–		14,318		(150,880)
Income attributable to noncontrolling interest	–	(9,669)	–		(1,107	)(n)	(10,776)

Net income (loss) attributable to stockholders	$(95,999)	$(59,530)	$–		$15,425		$(140,104)

Net loss per common share — basic	$(0.39)						$(0.38)
Net loss per common share — diluted	$(0.39)						$(0.38)
Weighted average common shares outstanding
Basic	246,156				123,980	(o)	370,136
Diluted	246,156				123,980	(o)	370,136

Unaudited Pro Forma Combined
Statement of operations for the year ended
December 31, 2008

			Pro forma
	Denbury		reclassification		Pro forma		Denbury
	pro forma	Encore	adjustments		adjustments		pro forma
(In thousands, except per share amounts)	(note 4)	historical	(note 3)		(note 3)		combined

Revenues and other income
Oil, natural gas and related product sales	$1,112,149	$–	$1,124,922	(a)	$–		$2,237,071
CO2 sales and transportation fees	13,858	–	–		–		13,858
Interest income and other	4,834	3,898	10,972	(b)	–		19,704
Oil revenue	–	897,443	(897,443	)(a)	–		–
Natural gas revenue	–	227,479	(227,479	)(a)	–		–
Marketing revenue	–	10,496	(10,496	)(b)	–		–

Total revenues	1,130,841	1,139,316	476		–		2,270,633

Expenses
Lease operating expense	283,509	175,115	14,151	(d)	–		472,775
Production taxes and marketing expenses	43,144	–	96,493	(d)	–
			11,375	(e)	–
			9,570	(f)	–		160,582
Transportation expense — Genesis	7,982	–	–		–		7,982
CO2 operating expenses	4,216	–	–		–		4,216
General and administrative	60,374	48,421	1,391	(g)	(4,253	)(k)	105,933
Interest, net of amounts capitalized	29,003	73,173	–		51,934	(l)	154,110
Depletion, depreciation and amortization	177,540	228,252	1,361	(h)	(3,244	)(j)	403,909
Commodity derivative income	(200,053)	(346,236)	–		–		(546,289)
Abandoned acquisition cost	30,601	–	–		–		30,601
Ceiling test write-down	226,000	–	–		–		226,000
Production, ad valorem, and severance taxes	–	110,644	(110,644	)(d)	–		–
Impairment of long-lived assets	–	59,526	–		–		59,526
Exploration	–	39,207	–		(39,207	)(i)	–
Marketing	–	9,570	(9,570	)(f)	–		–
Other operating	–	14,959	(11,375	)(e)	(1,308	)(i)
			(1,391	)(g)	–
			(1,361	)(h)	–
			476	(b)	–		–

Total expenses	662,316	412,631	476		3,922		1,079,345

Equity in net income of Genesis	5,354	–	–		–		5,354

Income (loss) before income taxes	473,879	726,685	–		(3,922)		1,196,642
Income tax provision (benefit)	178,699	241,621	–		(1,471	)(m)	418,849

Consolidated net income (loss)	295,180	485,064	–		(2,451)		777,793
Income (loss) attributable to noncontrolling interest	–	54,252	–		(3,373	)(n)	50,879

Net income (loss) attributable to stockholders	$295,180	$430,812	$–		$922		$726,914

Net income per common share — basic	$1.21						$1.98
Net income per common share — diluted	$1.17						$1.93
Weighted average common shares outstanding
Basic	243,935				123,980	(o)	367,915
Diluted	252,530				123,980	(o)	376,510

Notes to unaudited pro forma combined financial information

Note 1—	Basis of Presentation

On October 31, 2009, Denbury and Encore entered into a definitive merger agreement which contemplates the merger of Encore with and into Denbury, with Denbury surviving the merger.

Under the merger agreement, Encore stockholders will receive $50.00 per share for each share of Encore common stock, comprised of $15.00 in cash and $35.00 in Denbury common stock subject to both an election feature and a collar mechanism on the stock portion of the consideration. The final number of Denbury shares to be issued will be adjusted based on the volume-weighted average price of Denbury common stock on the NYSE for the twenty-day trading period ending on the second day prior to closing. Based on the collar mechanism, if Denbury common stock trades between $13.29 and $16.91, the Encore stockholders electing to receive a mix of cash and stock and non-electing stockholders will receive $15.00 in cash and between 2.0698 and 2.6336 shares of Denbury common stock for each of their shares of Encore common stock, but not higher or lower than these share amounts if Denbury common stock trades outside this range. In the aggregate, assuming 55.5 million shares of Encore common stock are outstanding immediately prior to the effective time of the merger (the number of Encore outstanding common shares at January 13, 2010) and including approximately $56.2 million in cash payments to Encore stock option holders, this represents aggregate merger consideration of approximately $889.3 million in cash and between 115 and 146 million shares of Denbury common stock. If Denbury common stock trades outside of this range, the number of Denbury common shares that will be issued to effect the acquisition will be fixed at the minimum (approximately 115 million Denbury common shares) or maximum (approximately 146 million Denbury common shares) as determined by the collar mechanism. The unaudited pro forma combined balance sheet as of September 30, 2009 assumes that Encore stockholders will receive 2.232 shares of Denbury common stock for each share of Encore common stock (approximately 124.0 million common shares in the aggregate), the ratio of which was determined using the volume-weighted average price of Denbury common stock of $15.68 per share for the twenty-day trading period ending on January 13, 2010.

Denbury received a financing commitment letter from J.P. Morgan and JPMorgan Chase subject to certain funding conditions, for a proposed new $1.6 billion senior secured revolving credit facility with a term of four years (“Newly Committed Credit Facility”) and a $1.25 billion bridge facility (“Bridge Facility”) that will be available to the extent Denbury does not secure alternate financing prior to the end of the bridge take-down period. The unaudited pro forma combined financial information assumes that Denbury does not borrow under the Bridge Facility and that only a portion of the Newly Committed Credit Facility has been drawn upon to effect the transaction described herein, and that the proceeds from the portions drawn, along with $400 million of the net proceeds of Denbury’s 8 1/4% Senior Subordinated Notes due 2020 (the “New Senior Subordinated Notes”), will be used as follows (in thousands):

Sources:
New Senior Subordinated Notes(1)	$400,000
Newly Committed Credit Facility Borrowings(2)	826,552

Total Sources of Cash	$1,226,552

Notes (continued)

Uses:
Fund cash portion of purchase price(3)	$889,322
Repay a portion of Encore’s credit facilities	180,000
Pay debt, equity and transaction costs	117,640
Pay Encore’s severance costs	39,590

Total Uses of Cash	$1,226,552

(1)	Denbury has a $1.25 billion unsecured bridge facility, which will be available to the extent Denbury does not complete the sale of the New Senior Subordinated Notes prior to the closing of the merger. If not fully drawn, Denbury may draw on the bridge loan one additional time within 45 days after the closing of the merger. In accordance with the SEC rules related to pro forma presentation, we have assumed that the $600 million par value of Encore’s Old Notes are not tendered pursuant to a tender offer or change of control offer, and thus $600 million of notes offered hereby will be redeemed at a price equal to the issue price of the notes. See Note 1 (“Basis of Presentation—Effect of Modified Assumption on Repurchase of Encore Senior Subordinated Notes”) for incremental interest expense if Encore’s Old Notes are tendered.

(2)	The Newly Committed Credit Facility will be a $1.6 billion facility.

(3)	Includes payments to Encore option holders of $56.2 million.

The accompanying unaudited pro forma combined balance sheet at September 30, 2009 has been prepared to give effect to the merger and the related financing transactions as if they had occurred on September 30, 2009 and the unaudited pro forma combined statements of operations have been prepared to give effect to the merger and the related financing transactions as if they had occurred on January 1, 2008.

The unaudited pro forma combined financial information includes adjustments to conform Encore’s accounting for oil and gas properties to the full cost method. Denbury follows the full cost method of accounting for oil and gas properties while Encore follows the successful efforts method of accounting for oil and gas properties. Certain costs that are capitalized under the full cost method are expensed under the successful efforts method. These costs consist primarily of unsuccessful exploration drilling costs, geological and geophysical costs, delay rental on leases, abandonment costs and general and administrative expenses directly related to exploration and development activities. Under the successful efforts method of accounting, proved property acquisition costs are amortized on a unit-of-production basis over total proved reserves and costs of wells, related equipment and facilities are depreciated over the life of the proved developed reserves that will utilize those capitalized assets on a field-by-field basis. Under the full cost method of accounting, property acquisition costs, costs of wells, related equipment and facilities and future development costs are included in a single full cost pool, which is amortized on a unit-of-production basis over total proved reserves.

Denbury’s unaudited pro forma condensed consolidated balance sheet and statements of operations, which are included in the unaudited pro forma combined financial information, also include the pro forma effects of the disposal of its Barnett Shale natural gas assets that occurred during 2009. Denbury’s unaudited pro forma condensed consolidated balance sheet includes the pro forma effect of the sale of the remaining 40% of Denbury’s Barnett Shale natural gas assets as if the sale occurred on September 30, 2009. Denbury’s unaudited pro forma condensed consolidated statements of operations include the pro forma effects of the sale of 60%, and subsequent sale of 40%, of Denbury’s Barnett Shale natural gas assets as if the sales occurred on January 1, 2008. Denbury’s disposal of its Barnett Shale natural gas assets is unrelated to the

Notes (continued)

Encore acquisition. The pro forma effects of these transactions are presented in Note 4 to the unaudited pro forma combined financial information.

Effect of Modified Assumption on Repurchase of Encore Senior Subordinated Notes

Each of Encore’s four series of senior subordinated notes has a change in control put option at 101% of par value, which would require Denbury to offer to repurchase, at the option of the noteholder, the notes at 101% of par value within a specified period after consummation of the merger. Three of these series, Encore’s 6% Senior Subordinated Notes, its 6.25% Senior Subordinated Notes and its 7.25% Senior Subordinated Notes (collectively “Encore’s Old Notes”) with an aggregate par value of $600 million, have traded at prices below 101% of par value both before and since announcement of the merger. Because it would be economically advantageous to the noteholders to do so, Denbury expects the holders of all of Encore’s Old Notes to tender their notes pursuant to a tender offer or change of control offer.

If Denbury were to assume exercise of their put options by the holders of all of Encore’s Old Notes requiring Denbury to tender their notes pursuant to a tender offer or change of control offer, and the repurchase is funded through proceeds from the sale of the New Senior Subordinated Notes, it would (i) incrementally increase pro forma interest expense by an additional amount of approximately $11 million for the nine months ended September 30, 2009 and $15 million for the twelve months ended December 31, 2008, and (ii) increase Denbury’s pro forma long-term debt as of September 30, 2009 by approximately $17 million.

Note 2 —	Unaudited Pro forma Combined Balance Sheet

The acquisition of Encore will be accounted for using the acquisition method of accounting. Denbury will receive carryover tax basis in Encore’s assets and liabilities because the merger will not be a taxable transaction under the United States Internal Revenue Code. The sum of the estimated fair value of consideration transferred and the estimated fair value of the noncontrolling interest of ENP was allocated based on a preliminary assessment of the estimated fair value of the assets acquired and liabilities assumed at September 30, 2009 using currently available information. Denbury expects to finalize its allocation of the purchase consideration as soon after completion of the proposed acquisition as practicable. The final purchase price allocation and the resulting effect on results of operations and financial position may significantly differ from the pro forma amounts included herein.

The purchase price allocation is preliminary and is subject to change due to several factors, including:

•	changes in the estimated number of shares of Denbury common stock issued if Denbury’s common stock trades within the collar mechanism;

•	changes in the estimated fair value of the stock consideration transferred depending on its estimated fair value at the date of closing (i.e. last trading price);

•	changes in the estimated fair value of the noncontrolling interest of ENP resulting from changes in ENP’s common unit price at the merger closing date;

Notes (continued)

•	changes in the estimated fair values of Encore’s assets and liabilities as of the acquisition date, which could result from changes in expected future product prices, changes in reserve estimates as well as other changes; and

•	the tax basis of Encore’s assets and liabilities at the acquisition date.

The consideration to be transferred, fair value of assets acquired and liabilities assumed and resulting goodwill was calculated as follows (in thousands):

Pro forma consideration and noncontrolling interest
Fair value of Denbury common stock to be issued(1)	$1,948,966
Cash payment to Encore stockholders(2)	889,322
Severance payments	39,590

Pro forma consideration	2,877,878
Fair value of noncontrolling interest of ENP(3)	497,206

Pro forma consideration and noncontrolling interest of ENP(4)	$3,375,084

Add: fair value of liabilities assumed
Accounts payable and accrued liabilities	$142,541
Oil and gas production payable	16,658
Current derivative liabilities	37,238
Other current liabilities	15,202
Long-term debt	1,279,251
Asset retirement obligations	36,932
Long-term derivative liabilities	39,370
Long-term deferred tax liability	870,113
Other long-term liabilities	3,837

Amount attributable to liabilities assumed	$2,441,142

Less: fair value of assets acquired
Cash	$6,683
Trade and other receivables	113,305
Current derivative assets	51,974
Other current assets	42,136
Oil and natural gas properties — proved	3,200,679
Oil and natural gas properties — unevaluated	1,176,000
Other plant, property and equipment	13,238
Long-term derivative assets	47,694
Other long-term assets	75,179

Amount attributable to assets acquired	$4,726,888

Goodwill	$1,089,338

(1)	124.0 million Denbury common shares at $15.72 per share (closing price as of January 13, 2010).

(2)	55.5 million Encore shares at $15.00 per share plus cash payment to stock option holders of $56.2 million.

(3)	Represents approximate fair value of the noncontrolling interest of ENP assuming 45.3 million ENP common units are outstanding (based on ENP common units outstanding as of January 13, 2010) at $20.34 per ENP common unit (closing price as of January 13, 2010). As of September 30, 2009, Encore owned approximately 46% of outstanding ENP common units.

Notes (continued)

(4)	The sum of the pro forma consideration and noncontrolling interest and the fair value of Encore’s long-term debt assumed totals approximately $4.7 billion, representing the approximate aggregate purchase price, based on currently available information.

Pursuant to the acquisition method of accounting, the fair value of shares issued is determined using the closing price of Denbury common stock at the acquisition date. As discussed in Note 1, “Basis of Presentation,” the number of shares that Denbury will issue in the merger transaction is dependent upon the volume-weighted average price of Denbury stock for the twenty-day period ending on the second day prior to closing. Therefore, the price of Denbury common stock used to determine the number of shares that will be issued as consideration will likely be different than the price of Denbury’s stock used to determine the fair value of consideration transferred for accounting purposes. The pro forma purchase price allocation assumes Encore stockholders will receive 2.232 shares of Denbury common stock for each share of Encore common stock (124.0 million common shares in the aggregate), the ratio of which was determined using the twenty-day volume-weighted average price of Denbury’s common stock for the twenty-day period ending January 13, 2010 of $15.68. The purchase price allocation also assumes the closing price of Denbury’s common stock on the closing date is $15.72, which was determined using the closing price of Denbury common stock on January 13, 2010. Assuming Denbury issues 124.0 million common shares to effect the Encore acquisition, a $1.00 increase (decrease) in the closing price of Denbury common stock on the closing date would increase (decrease) goodwill by approximately $124.0 million. If Denbury’s common stock trades at or below the low-end or at or greater than the high end of the collar ($13.29 minimum and $16.91 maximum) and the acquisition date fair value of Denbury’s common stock is $15.72, the impact on the unaudited pro forma combined balance sheet would be as follows:

Twenty-day
volume-weighted
average		Increase (decrease) in	Increase (decrease) in
price of	exchange	aggregate shares	goodwill/equity
denbury stock	ratio	(in thousands)	(in thousands)

$13.29	2.6336	22,296	$ 350,489
$16.91	2.0698	(9,018)	$(141,766)

Notes (continued)

Additionally, the unaudited pro forma combined net income (loss) per common share would be as follows:

	Denbury common stock — $13.29		Denbury common stock — $16.91
	Nine months ended	Year ended	Nine months ended	Year ended
	September 30,	December 31,	September 30,	December 31,
	2009	2008	2009	2008

Net income (loss) per common share — basic	$(0.36)	$1.86	$(0.39)	$2.03
Net income (loss) per common share — diluted	$(0.36)	$1.82	$(0.39)	$1.98
Weighted average common shares outstanding (in thousands)
Basic	392,432	390,211	361,118	358,897
Diluted	392,432	398,806	361,118	367,492

Goodwill is measured as the excess of the fair value of the consideration transferred plus the estimated fair value of the noncontrolling interest of ENP over the acquisition-date estimated fair value of the assets acquired less liabilities assumed.

The fair value of the noncontrolling interest of ENP was calculated using the ENP closing common unit price on January 13, 2010 of $20.34. If ENP’s common unit price were to increase (decrease) by $1.00, goodwill would increase (decrease) by $24.8 million.

Pro Forma Adjustments to the Unaudited Pro Forma Combined Balance Sheet

(a) Represents pro forma adjustments to:

•	allocate the sum of the estimated fair value of consideration transferred and the estimated fair value of the noncontrolling interest of ENP to the estimated fair value of assets acquired and liabilities assumed;

•	eliminate Encore’s historical goodwill and accumulated depreciation, depletion and amortization balances;

•	eliminate deferred financing costs on a portion of Encore’s credit facilities; and

•	record an increase in deferred tax liabilities primarily resulting from fair value adjustments to Encore’s oil and natural gas properties. Denbury will receive carryover tax basis in Encore’s assets and liabilities because the merger will not be a taxable transaction under the United States Internal Revenue Code.

(b) Represents the new deferred financing costs attributable to the Newly Committed Credit Facility and the Bridge Facility.

(c) Represents the repayment of a portion of Encore’s credit facilities ($180.0 million).

Notes (continued)

(d) Represents Denbury’s borrowings under the Newly Committed Credit Facility and the Bridge Facility. Assumes Denbury’s pro forma debt will consist of the following (in thousands):

New Financing(1)
New Senior Subordinated Notes(2)	$400,000
Newly Committed Credit Facility(3)	826,552

Total new financing	$1,226,552
Denbury’s Existing Debt
9.75% Senior Subordinated Notes due 2016(4)	$398,855
7.5% Senior Subordinated Notes due 2015(5)	300,535
7.5% Senior Subordinated Notes due 2013(6)	224,320
Pipeline financings	250,744
Capital lease obligations	6,305

Denbury’s existing debt	$1,180,759
Encore’s Existing Debt
7.25% Senior Subordinated Notes due 2017(7)	$150,750
9.5% Senior Subordinated Notes due 2016(8)	237,938
6% Senior Subordinated Notes due 2015	300,000
6.25% Senior Subordinated Notes due 2014(9)	150,563
ENP revolving credit facility	260,000

Encore’s existing debt	$1,099,251

Total combined debt	$3,506,562
Less current obligations	(4,698)

Pro forma combined long-term debt(10)	$3,501,864

(1)	If Denbury were to assume the holders of all of Encore’s Old Notes tendered their notes and the repurchase of all $600 million of those notes was funded with the proceeds from the sale of the New Senior Subordinated Notes, long-term debt at September 30, 2009 would increase by approximately $17 million (see Note 1, Basis of Presentation — Effect of Modified Assumption on Repurchase of Encore Senior Subordinated Notes).

(2)	We are issuing $1 billion principal amount of notes in this offering, but have assumed for this purpose that $600 million of the notes offered hereby are redeemed because no Encore senior subordinated notes are repurchased in a tender offer or change of control offer.

(3)	The Newly Committed Credit Facility will be a $1.6 billion facility.

(4)	Includes unamortized discount of $27.5 million.

(5)	Includes unamortized premium of $0.5 million.

(6)	Includes unamortized discount of $0.7 million.

(7)	Includes unamortized premium of $0.8 million.

(8)	Includes unamortized premium of $12.9 million.

(9)	Includes unamortized premium of $0.6 million.

(10)	Includes Long-term debt – Genesis of $250.7 million.

(e) Represents the elimination of Encore’s historical equity in connection with the acquisition method of accounting.

Notes (continued)

(f) Represents the increase in Denbury’s common stock resulting from the issuance of Denbury shares to Encore stockholders to effect the acquisition as follows (in thousands, except per share amounts):

Denbury common shares issued	123,980
Price of Denbury stock	$15.72

Fair value of common stock issued	1,948,966
Less stock-issuance costs	(1,750)

Net fair value of common stock issued	$1,947,216

(g) Represents the estimated $28.1 million of transaction costs incurred by Denbury and Encore not reflected in the September 30, 2009 balance sheets, including estimated banking fees ($25.4 million) and estimated legal and accounting fees ($2.7 million) that are not capitalizable as part of the transaction. These costs are reflected in the unaudited pro forma balance sheet as a reduction of equity as the costs will be expensed by Denbury at the acquisition date.

Note 3 —	Unaudited Pro forma Combined Statements of Operations

Adjustments (a) — (h) to the Statement of Operations for the nine months ended September 30, 2009 and the year ended December 31, 2008 include reclassifications required to conform Encore’s revenue and expense items to Denbury’s presentation as follows:

(a) Represents the reclassification of Encore’s oil and natural gas product sales to conform to Denbury’s presentation.

(b) Represents the reclassification of marketing revenue and gains on sale of other assets to conform to Denbury’s presentation.

(c) Represents the reclassification of the impairment charge related to pipe inventory to “Lease operating expense” to conform to Denbury’s presentation.

(d) Represents the reclassification of severance taxes to “Production taxes and marketing expense” and the transfer of ad valorem taxes to “Lease operating expense” to conform to Denbury’s presentation.

(e) Represents the reclassification of transportation costs to “Production taxes and marketing expenses” to conform to Denbury’s presentation.

(f) Represents the reclassification of marketing expenses to “Production taxes and marketing expenses” to conform to Denbury’s presentation.

(g) Represents the reclassification of franchise taxes and bad debt expense to “General and administrative” expenses to conform to Denbury’s presentation.

(h) Represents the reclassification of accretion expense on Encore’s asset retirement obligations to “Depletion, depreciation and amortization” expense to conform to Denbury’s presentation.

Notes (continued)

Adjustments (i) - (o) to the Statements of Operations for the nine months ended September 30, 2009 and the year ended December 31, 2008 include pro forma adjustments to reflect the merger, related financing transactions and the conversion of Encore’s method of accounting for oil and natural gas properties from the successful efforts method of accounting to the full cost method of accounting.

(i) Represents the capitalization of unsuccessful exploration costs, geological and geophysical costs and delay rentals attributable to the development of oil and gas properties in accordance with the full cost method of accounting for oil and natural gas properties.

(j) Represents the change in depreciation, depletion and amortization primarily resulting from the pro forma calculation of the combined entity’s depletion expense under the full cost method of accounting for oil and natural gas properties. The pro forma depletion adjustment utilizes a depletion rate of $15.14 per BOE for the nine months ended September 30, 2009 and $13.54 per BOE for the year ended December 31, 2008.

(k) Represents the decrease to general and administrative expense due to the reduction in ongoing executive salaries. Encore’s named executive officers will not be retained as employees of Denbury following the effective time of the merger.

(l) Represents the adjustment to historical interest expense on debt to be retired and interest expense on the Newly Committed Credit Facility and the New Senior Subordinated Notes as follows (in thousands):

	Nine months ended	Year ended
	September 30,	December 31,
	2009	2008

Decrease in interest due to paydown of Encore’s credit facility	$(6,628)	$(21,646)
Increase in interest due to:
Denbury’s Newly Committed Credit Facility	19,731	26,308
New Senior Subordinated Notes	25,500	34,000

Pro forma increase to cash interest expense	$38,603	$38,662
Decrease in amortization of deferred financing costs	$(2,652)	$(3,118)
Increase in amortization of deferred financing costs due to:
Denbury’s Newly Committed Credit Facility	9,680	13,786
New Senior Subordinated Notes	2,546	3,395
Change in discount/premium on Encore’s senior subordinated notes	(2,153)	(791)

Pro forma increase to noncash interest expense	$7,421	$13,272

Pro forma increase to interest expense	$46,024	$51,934

Pro forma borrowings at September 30, 2009 under the Newly Committed Credit Facility are $826.6 million. Interest on the Newly Committed Credit Facility is variable at LIBOR plus 2%-3%. Pro forma interest expense under the Newly Committed Credit Facility assumes an interest rate of 2.72% which was calculated using LIBOR rates at January 13, 2010. Each 1/8% fluctuation in the credit facility interest rate would change pro forma interest expense by approximately

Notes (continued)

$0.8 million and $1.1 million for the nine months ended September 30, 2009 and the year ended December 31, 2008, respectively.

Pro forma interest expense assumes an interest rate of 8.50% on $400 million of New Senior Subordinated Notes. Each 1/8% fluctuation in the interest rate on the New Senior Subordinated Notes would change pro forma interest expense by approximately $0.4 million and $0.5 million for the nine months ended September 30, 2009 and the year ended December 31, 2008, respectively.

If Denbury were to assume exercise of their contractual put option by holders of all of Encore’s Old Notes at 101% of par value and Denbury’s repurchase of all $600 million of those notes, funded through the remainder of the net proceeds from the sale of the New Senior Subordinated Notes, interest expense would increase by approximately $11 million for the nine months ended September 30, 2009 and approximately $15 million for the year ended December 31, 2008 (see Note 1, Basis of Presentation — Effect of Modified Assumption on Repurchase of Encore Senior Subordinated Notes).

(m) Represents the income tax effect of pro forma adjustments (i) — (l) at Denbury’s estimated combined statutory tax rate of 37.5%. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-merger activities.

(n) Represents the allocable portion of adjustments (i) and (j) to earnings relating to the noncontrolling interest of ENP.

(o) Represents additional shares of Denbury common stock estimated to be issued to Encore stockholders at the acquisition date.

Note 4 —	Denbury’s Unaudited Pro forma Condensed Consolidated Balance Sheet and Statements of Operations

Denbury’s unaudited pro forma condensed consolidated balance sheet and statements of operations included in the unaudited pro forma combined balance sheet and statements of operations give effect to the following transactions:

May 2009 Sale of 60% of Denbury’s Barnett Shale Natural Gas Assets. In May 2009, Denbury entered into an agreement to sell 60% of its Barnett Shale natural gas assets to Talon Oil and Gas LLC (“Talon”), a privately held company, for $270 million (before closing adjustments). The effective date under the agreement was June 1, 2009, and consequently operating net revenues after June 1, net of capital expenditures, along with any other purchase price adjustments, were adjustments to the selling price. In June 2009, Denbury completed approximately three-quarters of the sale and closed the remaining portion of the sale in July 2009. Combined net proceeds were $259.8 million (after closing adjustments and net of $8.1 million for natural gas swaps transferred in the sale). Denbury used the net proceeds from the sale to repay bank debt. Denbury did not record a gain or loss on the sale in accordance with the full cost method of accounting.

December 2009 Sale of Remaining 40% of Denbury’s Barnett Shale Natural Gas Assets. In December 2009, Denbury closed the sale of its remaining 40% interest in Barnett Shale

Notes (continued)

natural gas assets to Talon for $210 million (before closing adjustments). The effective date under the agreement was December 1, 2009. The proceeds of this sale were used to reduce outstanding bank debt. Denbury does not expect to record a gain or loss on the sale in accordance with the full cost method of accounting. Further, the sale was structured as a deferred like-kind exchange in conjunction with Denbury’s December 2009 purchase of Conroe Field in order to defer most of the tax impacts of the sale.

Denbury’s unaudited pro forma condensed consolidated balance sheet gives effect to the sale of 40% of its Barnett Shale natural gas assets as if it occurred on September 30, 2009. The effect of the May 2009 sale of 60% of Denbury’s Barnett Shale natural gas assets is included in Denbury’s historical condensed consolidated balance sheet as of September 30, 2009 as the sale occurred prior to September 30, 2009.

Denbury’s unaudited pro forma condensed consolidated statements of operations include the effect of the sale of 60%, and subsequent sale of 40%, of its Barnett Shale natural gas assets as if each occurred on January 1, 2008.

Notes (continued)

Unaudited pro forma condensed consolidated
balance sheet as of September 30, 2009

	Denbury	Pro forma		Denbury
(in thousands)	historical	adjustments		pro forma

Assets:
Cash and cash equivalents	$21,689	$190,000	(a)	$211,689
Trade, accrued production and other receivables, net	168,931	–		168,931
Derivative assets	17,900	–		17,900
Current deferred tax assets	5,637	–		5,637

	214,157	190,000		404,157

Oil and natural gas properties
Proved	3,468,060	(210,000	)(a)	3,258,060
Unevaluated	213,170	–		213,170
CO2 properties, equipment and pipelines	1,422,981	–		1,422,981
Other	80,015	–		80,015
Less accumulated depreciation, depletion and amortization	(1,763,902)	–		(1,763,902)

Net property and equipment	3,420,324	(210,000)		3,210,324
Goodwill	138,830	–		138,830
Other assets	52,343	–		52,343
Investment in Genesis	77,606	–		77,606

Total assets	$3,903,260	$(20,000)		$3,883,260

Liabilities and Equity:
Accounts payable and accrued liabilities	$188,420	$–		$188,420
Oil and gas production payable	86,038	–		86,038
Derivative liabilities	74,614	–		74,614
Deferred revenue—Genesis	4,070	–		4,070
Current maturities of long-term debt	4,698	–		4,698

Total current liabilities	357,840	–		357,840

Long-term debt—Genesis	250,681	–		250,681
Long-term debt	945,380	(20,000	)(a)	925,380
Asset retirement obligations	47,149	–		47,149
Deferred revenue—Genesis	16,796	–		16,796
Deferred tax liability	458,940	–		458,940
Derivative liabilities	12,496	–		12,496
Other	23,319	–		23,319

Total long-term liabilities	1,754,761	(20,000)		1,734,761
Equity	1,790,659	–		1,790,659

Total liabilities and equity	$3,903,260	$(20,000)		$3,883,260

Notes (continued)

Unaudited pro forma condensed consolidated
statement of operations for the nine months ended
September 30, 2009

	Denbury	Pro forma		Denbury
(in thousands)	historical	adjustments		pro forma

Revenues and other income
Oil, natural gas and related product sales	$600,942	$(62,830	)(b)	$538,112
CO2 sales and transportation fees	9,708	–		9,708
Interest income and other	1,948	–		1,948

Total revenues	612,598	(62,830)		549,768

Expenses
Lease operating expenses	241,908	(13,767	)(c)	228,141
Production taxes and marketing expenses	24,294	(4,348	)(c)	19,946
Transportation expense—Genesis	6,143	–		6,143
CO2 operating expenses	3,442	–		3,442
General and administrative	79,828	–		79,828
Interest, net of amounts capitalized	36,960	(2,865	)(d)	34,095
Depletion, depreciation and amortization	177,145	(13,870	)(c)	163,275
Commodity derivative expense	177,061	–		177,061

Total expenses	746,781	(34,850)		711,931

Equity in net income of Genesis	5,802	–		5,802

Loss before income taxes	(128,381)	(27,980)		(156,361)

Income tax benefit	(49,729)	(10,633	)(e)	(60,362)

Net loss	$(78,652)	$(17,347)		$(95,999)

Net loss per common share—basic	$(0.32)			$(0.39)
Net loss per common share—diluted	$(0.32)			$(0.39)
Weighted average common shares outstanding
Basic	246,156			246,156
Diluted	246,156			246,156

Notes (continued)

Unaudited pro forma condensed consolidated
statement of operations for the year ended
December 31, 2008

				Denbury
	Denbury	Pro forma		historical
(in thousands)	historical	adjustments		pro forma

Revenues and other income
Oil, natural gas and related product sales	$1,347,010	$(234,861	)(b)	$1,112,149
CO2 sales and transportation fees	13,858	–		13,858
Interest income and other	4,834	–		4,834

Total revenues	1,365,702	(234,861)		1,130,841

Expenses
Lease operating expense	307,550	(24,041	)(c)	283,509
Production taxes and marketing expenses	55,770	(12,626	)(c)	43,144
Transportation expense—Genesis	7,982	–		7,982
CO2 operating expenses	4,216	–		4,216
General and administrative	60,374	–		60,374
Interest, net of amounts capitalized	32,596	(3,593	)(d)	29,003
Depletion, depreciation and amortization	221,792	(44,252	)(c)	177,540
Commodity derivative income	(200,053)	–		(200,053)
Abandoned acquisition cost	30,601	–		30,601
Write-down of oil and natural gas properties	226,000	–		226,000

Total expenses	746,828	(84,512)		662,316

Equity in net income of Genesis	5,354	–		5,354

Income (loss) before income taxes	624,228	(150,349)		473,879

Income tax provision (benefit)	235,832	(57,133	)(e)	178,699

Net income (loss)	$388,396	$(93,216)		$295,180

Net income per common share—basic	$1.59			$1.21
Net income per common share—diluted	$1.54			$1.17
Weighted average common shares outstanding
Basic	243,935			243,935
Diluted	252,530			252,530

Denbury’s unaudited pro forma condensed consolidated balance sheet and statements of operations include the following adjustments:

(a)	Represents the increase in cash of $190 million, reduction in debt of $20 million and reduction in oil and natural gas properties of $210 million resulting from the sale of the remaining 40% of Denbury’s Barnett Shale natural gas assets. Denbury’s bank debt outstanding as of September 30, 2009 was $20 million. As such, the pro forma adjustment reflects the pay down of $20 million of bank debt. Denbury incurred additional debt in December 2009 and utilized the $210 million in proceeds to pay down bank debt in December 2009.

(b)	Represents the decrease in revenues from the sale of oil and natural gas resulting from the disposal of Denbury’s Barnett Shale natural gas assets.

(c)	Represents the reduction in lease operating expense, production expenses and depletion attributable to the disposal of Denbury’s Barnett Shale natural gas assets. Denbury’s estimated pro forma oil and natural gas depletion rate was $13.16 per BOE for the nine months ended September 30, 2009 and $12.03 per BOE for the year ended December 31, 2008. Denbury’s historical oil and natural gas depletion rate was $11.44 for the nine months ended September 30, 2009 and $11.55 per BOE for the year ended December 31, 2008.

(d)	Denbury utilized the proceeds from the sale of its 60% interest in its Barnett Shale natural gas assets to repay a portion of its credit facility. The adjustment to interest expense reflects the reduction in interest expense as if the repayment occurred on January 1, 2008. Denbury used the proceeds from the sale of the remaining 40% of its interest in its Barnett Shale natural gas assets to reduce outstanding bank debt.

(e)	Represents the income tax effect of the pro forma adjustments at Denbury’s approximate statutory tax rate of 38%.

Description of the notes

Certain terms used in this description are defined under the subheading “—Certain definitions.” As used in this section, the terms “Company,” “we,” “us” and “our” refer only to Denbury Resources Inc., the issuer of the senior subordinated notes, and not to any of its subsidiaries.

General

The Company will issue $1.0 billion of 8 1/4% Senior Subordinated Notes due 2020 (the “Notes”) under an indenture, dated on or about February 10, 2010 (the “Indenture”), among the Company, its subsidiaries and Wells Fargo Bank, National Association, as Trustee.

The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”). The following description is only a summary of the material provisions of the Indenture and the escrow agreement. We urge you to read the Indenture because it, not this description, defines your rights as holders of the Notes. You may request copies of the Indenture at our address set forth under the heading “Where you can find more information.”

Principal of and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at our office or agency in the Borough of Manhattan, The City of New York (which initially shall be the corporate trust office of the Trustee), except that, at our option, payment of interest may be made by check mailed to the address of the Holders as such address appears in the note register.

The Notes will be issued only in fully registered form, without coupons, in denominations of $2,000 and any integral multiple of $1,000. No service charge shall be made for any registration of transfer or exchange of Notes, but we may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

The Company will issue Notes with an initial aggregate principal amount of $1.0 billion. Subject to the covenants described below under “Certain covenants” and applicable law, the Company may issue additional 8 1/4% Senior Subordinated Notes due 2020 under the Indenture in an unlimited principal amount (the “Additional Notes”). The Notes of a series and any Additional Notes subsequently issued under the Indenture would be treated as a single class for all purposes under the Indenture, in each case including, without limitation, waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the notes,” references to the Notes include any Additional Notes actually issued.

Terms of the notes

The $1.0 billion aggregate principal amount of Notes offered hereby will be unsecured senior subordinated obligations of the Company. The Notes will mature on February 15, 2020 and bear interest at the rate per annum shown on the cover page hereof from the date of original issuance, or from the most recent date to which interest has been paid or provided for, payable semiannually to Holders (as defined in the Indenture) of record at the close of business (whether or not a Business Day) on the February 1 or August 1 immediately preceding the interest payment date on February 15 and August 15 of each year, beginning August 15, 2010. Interest on overdue principal and (to the extent permitted by law) on overdue installments of interest will accrue at 1% per annum in excess of such rate. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

Optional redemption

Except as set forth in the following two paragraphs, the Notes will not be redeemable at the option of the Company prior to February 15, 2015. Thereafter, the Notes will be redeemable, at our option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each Holder’s registered address, at the following redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on February 15, of the years set forth below:

Period	Redemption price

2015	104.125%
2016	102.750%
2017	101.375%
2018 and thereafter	100.00%

Prior to February 15, 2013, we may at our option on one or more occasions redeem the Notes (which includes Additional Notes, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the Notes (which includes Additional Notes, if any) originally issued at a redemption price (expressed as a percentage of principal amount) of 108.25%, plus accrued and unpaid interest to the redemption date, with the net cash proceeds from one or more Stock Offerings; provided that at least 65% of such aggregate principal amount of Notes (which includes Additional Notes, if any) remains outstanding immediately after the occurrence of each such redemption (excluding Notes held, directly or indirectly, by the Company or its Affiliates) and each such redemption occurs within 60 days after the date of consummation of the related Stock Offering.

In addition, at any time prior to February 15, 2015, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each Holder’s registered address, the Company may redeem the Notes, in whole but not in part, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Selection

In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no Note of $1,000 in original principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Mandatory redemption; offers to purchase; open market purchases

Except as set forth in “Escrow of proceeds; special mandatory redemption,” we are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, we may be required to offer to purchase Notes as described under the captions “—Change of control” and “Certain covenants—Limitation on sales of assets and subsidiary stock.” We may at any time and from time to time purchase Notes in the open market or otherwise.

Escrow of proceeds; special mandatory redemption

The offering of the Notes will be consummated prior to the closing of the merger. On the Issue Date, the Company will enter into an escrow agreement with the Trustee in its capacity as escrow agent (the “Escrow Agent”) for the ratable benefit of the Holders of the Notes. Upon consummation of the offering of the Notes, we will deposit the net proceeds from this offering into escrow. The “merger” refers to the merger of Encore Acquisition Company (“Encore”) with and into the Company.

If the closing of the merger does not occur on or prior to May 31, 2010, or if the merger agreement is terminated at any time prior thereto, we will be required to redeem the Notes upon not less than one Business Day’s and no more than ten Business Days’ notice, or such other minimum period as is required by The Depository Trust Company, or DTC, at a redemption price equal to 100% of the aggregate issue price of the Notes being redeemed plus accrued and unpaid interest to, but not including, the redemption date.

If the closing of the merger does occur prior to May 31, 2010, then upon closing, $400 million of the funds in escrow will be released to us. We intend to use those proceeds to fund a portion of the purchase price for Encore. The remainder of the proceeds in escrow will be used to fund tender offers or change of control offers for $600.0 million principal amount of Encore senior subordinated notes. After the merger, to the extent that fewer than $600.0 million principal amount of Encore senior subordinated notes are tendered for repurchase by August 1, 2010, we will use the amount remaining in escrow and cash on hand to redeem an amount of notes offered hereby equal to such shortfall at a redemption price equal to the issue price of the notes, plus accrued and unpaid interest to, but not including, the date of redemption. Pending release of the funds in the escrow accounts, the funds will be invested in Government Securities.

The Company will be entitled to direct the escrow agent to release the escrowed funds from the escrow accounts only in accordance with the escrow agreement. Pursuant to the escrow agreement, the escrow agent will release the escrowed funds to or at the Company’s direction upon the satisfaction of certain conditions, including presentation of an officer’s certificate certifying (1) that the merger will be consummated on a specified date or when a tender offer or change of control offer will be consummated on one or more specified dates, as applicable, (2) no Default or Event of Default shall have occurred and be continuing under the Indenture and (3) following the release of the escrowed funds, the escrowed funds will be used as described under “Use of proceeds.”

The Trustee will select the Notes to be redeemed in the manner described under “—Selection.”

Guarantees

The Subsidiary Guarantors, jointly and severally, as primary obligors and not merely as sureties, will irrevocably, fully and unconditionally guarantee (each, a “Subsidiary Guarantee”) on a senior subordinated basis the performance and the punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all the obligations of the Company under the Indenture and the Notes (all such obligations guaranteed by the Subsidiary Guarantors being herein called the “Guaranteed Obligations”). The Company derives a substantial portion of its operating income and cash flow from its subsidiaries, including the Subsidiary Guarantors, the common stock of which may be pledged to secure the Company’s indebtedness outstanding under the Credit Facilities. Each Subsidiary Guarantor will agree to pay, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee and the Holders in enforcing any rights under the Subsidiary Guarantee with respect to the Subsidiary Guarantor. Each Subsidiary Guarantee will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the applicable Subsidiary Guarantor without rendering the Subsidiary Guarantee, as it relates to such Subsidiary Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. If a Subsidiary Guarantee were to be rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Subsidiary Guarantor, and depending on the amount of such indebtedness, a Subsidiary Guarantor’s liability on its Subsidiary Guarantee could be reduced to zero. See “Risk Factors—Risks related to the notes—A subsidiary guarantee could be voided if it constitutes a fraudulent transfer under U.S. bankruptcy or similar state law, which would prevent the holders of the notes from relying on that subsidiary to satisfy claims.”

Each Subsidiary Guarantor that makes a payment under its Subsidiary Guarantee will be entitled to a contribution from each other Subsidiary Guarantor in an amount equal to such other Subsidiary Guarantor’s pro rata portion of such payment based on the respective net assets of all the Subsidiary Guarantors at the time of such payment determined in accordance with GAAP.

Each Subsidiary Guarantee is a continuing guarantee and shall:

(1) subject to certain limited exceptions, remain in full force and effect until payment in full of all the Guaranteed Obligations;

(2) be binding upon the Subsidiary Guarantor; and

(3) inure to the benefit of and be enforceable by the Trustee, the Holders and their successors, transferees and assigns.

Pursuant to the Indenture, a Subsidiary Guarantor may consolidate with, merge with or into, or transfer all or substantially all its assets to any other Person to the extent described below under “—Certain covenants—Merger and consolidation”; provided, however, that if such Person is not the Company, the Subsidiary Guarantor’s obligations under the Indenture and its Subsidiary Guarantee must be expressly assumed by such other Person. However, upon the sale or other disposition (including by way of consolidation or merger) of a Subsidiary Guarantor or the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor (in each case other than to the Company or an Affiliate of the Company), such Subsidiary Guarantor will be released and relieved from all its obligations under its Subsidiary Guarantee. See “—Certain covenants—Merger and consolidation.”

Ranking

Senior indebtedness versus notes

The indebtedness evidenced by the Notes and the Subsidiary Guarantees will be unsecured, general obligations of the Company and the relevant Subsidiary Guarantor, as the case may be, subordinated in right of payment, as set forth in the Indenture, to the prior payment of all Senior Indebtedness of the Company or the relevant Subsidiary Guarantor, as the case may be, whether outstanding on the Issue Date or thereafter incurred, including the obligations of the Company under, and such Subsidiary Guarantor’s guarantee, if any, of the Company’s obligations with respect to, the Credit Facilities.

On an as-adjusted basis, as of September 30, 2009 after giving effect to the merger and related financing transactions, the Senior Indebtedness of the Company and each Subsidiary Guarantor would have been approximately $1,097 million, including $844.5 million representing either a primary obligation for, or guarantee of, secured debt under the Credit Agreement, approximately $248 million of pipeline Capital Lease Obligations and $5 million of other Capital Lease Obligations.

Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and the subsidiary Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See “—Certain covenants—Limitation on indebtedness.”

Other senior subordinated indebtedness versus notes

Only Indebtedness of the Company or a Subsidiary Guarantor that is Senior Indebtedness will rank senior to the Notes and the relevant Subsidiary Guarantee in accordance with the Indenture. The Notes and each Subsidiary Guarantee will in all respects rank pari passu with all other Senior Subordinated Indebtedness of the Company and the relevant Subsidiary Guarantor, respectively, including the obligations of the Company and such Subsidiary Guarantor with respect to the Company’s 7 1/2% Senior Subordinated Notes due 2013, the Company’s 7 1/2% Senior Subordinated Notes due 2015, and the Company’s 9.75% Senior Subordinated Notes due 2016 (collectively, the “Existing Notes”). To the extent that holders of Encore’s 6.25% senior subordinated notes due 2014, Encore’s 6.0% senior subordinated notes due 2015, Encore’s 9.5% senior subordinated notes due 2016 and Encore’s 7.25% senior subordinated notes due 2017 (collectively, the “Encore Senior Subordinated Notes”) do not tender their notes in connection with the tender offers described under “Summary — The merger,” or exercise their put rights pursuant to the terms of the indentures relating to the Encore Senior Subordinated Notes, such Encore Senior Subordinated Notes will in all respects rank pari passu with the Existing Notes.

On a pro forma basis as of September 30, 2009 after giving effect to the merger and related financing transactions:

(1) the Company’s Senior Subordinated Indebtedness would have been approximately $2.176 billion, consisting solely of the Notes, Encore’s 9.5% senior subordinated notes due 2016 and Denbury’s existing senior subordinated notes; and

(2) the Senior Subordinated Indebtedness of each Subsidiary Guarantor would have been approximately $2.176 billion, consisting of its primary obligations for, or guarantee of,

Senior Subordinated Indebtedness of the Company represented by the Notes, Encore’s 9.5% senior subordinated notes and Denbury’s existing senior subordinated notes.

The Company and each Subsidiary Guarantor will agree in the Indenture that they will not Incur, directly or indirectly, any Indebtedness that is subordinate or junior in ranking in right of payment to its Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness. The Indenture does not treat (i) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (ii) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Liabilities of non-guarantor subsidiaries versus notes

Substantial portions of the operations of the Company are currently conducted through its Subsidiaries. All of our existing Restricted Subsidiaries are guaranteeing the Notes. However, our Unrestricted Subsidiaries will not, and certain future Subsidiaries of the Company may not, be required to guarantee the Notes. Claims of creditors of any non-guarantor Subsidiaries, including trade creditors, secured creditors and creditors holding guarantees issued by such non-guarantor Subsidiaries, and claims of preferred stockholders (if any) of such non-guarantor Subsidiaries generally would have priority with respect to the assets and earnings of such non-guarantor Subsidiaries over the claims of creditors of the Company, including holders of the Notes, even though such obligations would not constitute Senior Indebtedness of the Company. The Notes, therefore, would be effectively subordinated to creditors (including trade creditors), as of January 31, 2010, and preferred stockholders (if any) of such non-guarantor Subsidiaries of the Company, including $255.0 million under the Encore MLP Facility and approximately $15.0 million of liabilities of Genesis Energy, LLC. Although the Indenture limits the incurrence of Indebtedness and the issuance of preferred stock of certain of the Company’s Subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such Subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See “—Certain covenants—Limitation on indebtedness.”

Payment of notes

The Company may not pay principal of, premium (if any) or interest on, the Notes or make any deposit pursuant to the provisions described under “Defeasance” below and may not repurchase, redeem or otherwise retire any Notes (collectively, “pay the Notes”) if:

(1) any Designated Senior Indebtedness of the Company is not paid when due; or

(2) any other default on Designated Senior Indebtedness of the Company occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms;

unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid in full. However, the Company may pay the Notes without regard to the foregoing if the Company and the Trustee receive written notice approving such payment from the Representative of the applicable Designated Senior Indebtedness with respect to which either of the events set forth in clause (1) or (2) of the immediately preceding sentence has occurred and is continuing. During the continuance of any default (other than a default described in clause (1) or (2) of the second immediately preceding sentence) with respect to any Designated Senior Indebtedness of the Company pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Company may not pay the Notes for a period (a “Payment Blockage Period”) commencing upon the receipt by the Trustee (with a copy to the Company) of written notice (a “Blockage Notice”) of such default from the Representative of the holders of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter (or earlier if such Payment Blockage Period is terminated:

(1) by written notice to the Trustee and the Company from the Person or Persons who gave such Blockage Notice;

(2) because the default giving rise to such Blockage Notice is no longer continuing; or

(3) because such Designated Senior Indebtedness has been repaid in full in cash).

Notwithstanding the provisions described in the immediately preceding sentence, unless the holders of such Designated Senior Indebtedness or the Representative of such holders have accelerated the maturity of such Designated Senior Indebtedness, the Company must resume payments on the Notes after the end of such Payment Blockage Period. The Notes shall not be subject to more than one Payment Blockage Period in any period of 360 consecutive days irrespective of the number of defaults with respect to Designated Senior Indebtedness of the Company during such period.

Upon any payment or distribution of the assets of the Company upon a total or partial liquidation or dissolution or reorganization or similar proceeding relating to the Company or its property:

(1) the holders of Senior Indebtedness of the Company will be entitled to receive payment in full in cash of such Senior Indebtedness before the Noteholders are entitled to receive any payment in respect of the Notes;

(2) until such Senior Indebtedness is paid in full in cash, any payment or distribution to which Noteholders would be entitled from the Company but for the subordination provisions of the Indenture will be made to holders of such Senior Indebtedness of the Company as their interests may appear; and

(3) if a distribution is made to Noteholders that, due to the subordination provisions, should not have been made to them, such Noteholders are required to hold it in trust for the holders of Senior Indebtedness of the Company and pay it over to them as their interests may appear.

If payment of the Notes is accelerated because of an Event of Default, the Company or the Trustee shall promptly notify the holders of Designated Senior Indebtedness of the Company or the Representative of such holders of the acceleration.

The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee are unsecured senior subordinated obligations. As such, the rights of Noteholders to receive payment by a Subsidiary Guarantor pursuant to its Subsidiary Guarantee will be subordinated in right of payment to the rights of holders of Senior Indebtedness of such Subsidiary Guarantor. The terms of the subordination provisions described above with respect to the Company’s obligations under the Notes apply equally to each Subsidiary Guarantor and the obligations of each such Subsidiary Guarantor under its respective Subsidiary Guarantee.

By reason of the subordination provisions contained in the Indenture, in the event of insolvency, creditors of the Company or a Subsidiary Guarantor who are holders of Senior Indebtedness of the Company or such Subsidiary Guarantor, as the case may be, may recover more, ratably, than the Noteholders, and creditors of the Company or a Subsidiary Guarantor who are not holders of Senior Indebtedness of the Company or such Subsidiary Guarantor may recover less, ratably, than holders of Senior Indebtedness of the Company or such Subsidiary Guarantor, as the case may be, and may recover more, ratably, than the Noteholders.

Notwithstanding the foregoing, payment from the money or the proceeds of U.S. Government Obligations held in any defeasance trust described under “—Defeasance” below will not be contractually subordinated in right of payment to any Senior Indebtedness of the Company or subject to the restrictions described herein.

Book-entry, delivery and form

The Notes will be represented by one or more global notes in registered, global form without interest coupons (collectively, the “Global Notes”). The Global Notes initially will be deposited upon issuance with the Trustee as custodian for DTC in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See “—Exchange of global notes for certificated notes.” In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

The Notes may be presented for registration of transfer and exchange at the offices of the registrar.

Depository procedures

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the “participants”) and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, the “indirect participants”). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of participants designated by the underwriters with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the Global Notes).

Investors in the Global Notes who are participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not participants may hold their interests therein indirectly through organizations which are participants in such system. All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of an interest in the Global Notes will not have notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, we and the Trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners of the Notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the Trustee nor any agent of us or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the Trustee or us. Neither we nor the Trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the Notes, and we and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the Notes, DTC reserves the right to exchange the Global Notes for Legend Notes in certificated form, and to distribute such Notes to its participants.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants, it is under no obligation to perform such procedures, and such procedures may be discontinued or changed at any time. Neither we, the Trustee nor any agent of us or the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of global notes for certificated notes

A Global Note is exchangeable for definitive Notes in registered certificated form (“Certificated Notes”) if:

(1) DTC (A) notifies us that it is unwilling or unable to continue as depositary for the Global Notes or (B) has ceased to be a clearing agency registered under the Exchange Act and, in each case, a successor depositary is not appointed;

(2) we, at our option, notify the Trustee in writing that we elect to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of certificated notes for global notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the

Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes.

Same day settlement and payment

We will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, and interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note holder. We will make all payments of principal, interest and premium, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The Notes represented by the Global Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Change of control

(a) Upon the occurrence of any of the following events (each a “Change of Control”), each Holder shall have the right to require that the Company repurchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date), in accordance with the terms contemplated in paragraph (b) below:

(1) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than a Permitted Holder, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person shall be deemed to have “beneficial ownership” of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 40% of the total voting power of the Voting Stock of the Company (for the purposes of this clause (1), such person shall be deemed to beneficially own any Voting Stock of a specified corporation held by a parent corporation, if such person is the beneficial owner (as defined in this clause (1)), directly or indirectly, of more than 40% of the voting power of the Voting Stock of such parent corporation);

(2) during any period of two consecutive years from and after the Issue Date, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office;

(3) the shareholders of the Company shall have approved any plan of liquidation or dissolution of the Company; or

(4) the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale, lease, conveyance or transfer of all or substantially all the assets of the Company and its Restricted Subsidiaries, taken as a whole, to another Person (other than a Person that is controlled (as defined in the definition of “Affiliate”) by the Permitted Holders), and, in the case of any such merger or consolidation, the securities of the Company that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of the Company are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation that represent immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving corporation; provided that this clause (4) shall exclude the merger of Encore into the Company.

In the event that at the time of such Change of Control the terms of the Indebtedness under the Credit Agreement restrict or prohibit the repurchase of Notes pursuant to this covenant, then prior to the mailing of the notice to Holders provided for in paragraph (b) below, but in any event within 30 days following any Change of Control, the Company shall:

(1) repay in full the Indebtedness under the Credit Agreement; or

(2) obtain the requisite consent under the agreements governing the Indebtedness under the Credit Agreement to permit the repurchase of the Notes as provided for in paragraph (b) below.

(b) Within 30 days following a Change of Control, the Company shall mail a notice to each Holder with a copy to the Trustee stating: (1) that a Change of Control has occurred and that such Holder has the right to require the Company to purchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date); (2) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control); (3) the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and (4) the instructions determined by the Company, consistent with this covenant, that a Holder must follow in order to have its Notes purchased.

(c) The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this covenant by virtue thereof.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Company and J.P. Morgan Securities Inc. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancing or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings. Restrictions on the ability of the Company to Incur additional Indebtedness are contained in the covenants described under “Certain covenants— Limitation on indebtedness” and “—Limitation on liens.” Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

The Credit Agreement prohibits the Company from purchasing any Notes and also provides that the occurrence of certain change of control events with respect to the Company would constitute a default thereunder. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Agreement. In such circumstances, the subordination provisions in the Indenture would likely restrict payment to the Holders of Notes.

Future indebtedness of the Company may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require such indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Company to repurchase the Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company’s ability to pay cash to the holders of Notes following the occurrence of a Change of Control may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The provisions under the Indenture relating to the Company’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in outstanding principal amount of the Notes.

The Company will not be required to make an offer to purchase the Notes as a result of a Change of Control if a third party:

(1) makes such offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture relating to the Company’s obligations to make such an offer; and

(2) purchases all Notes validly tendered and not withdrawn under such an offer.

Certain covenants

The Indenture contains covenants including, among others, the following:

Limitation on indebtedness

(a) The Company shall not, and shall not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company or a Restricted Subsidiary may Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto, the Consolidated Coverage Ratio equals or exceeds 2.25 to 1.0.

(b) Notwithstanding the limitation described in the foregoing paragraph (a), the Company and any Restricted Subsidiary may Incur the following Indebtedness:

(1) Indebtedness Incurred pursuant to any Credit Facility, so long as the aggregate amount of all Indebtedness outstanding under all Credit Facilities does not, at any one time, exceed the aggregate amount of borrowing availability as of such date under all Credit Facilities that determine availability on the basis of a borrowing base or other asset-based calculation; provided, however, that in no event shall such amount exceed the greater of (x) $500 million and (y) 75% of ACNTA as of the date of such Incurrence;

(2) Indebtedness owed to and held by the Company or any Restricted Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or another Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof;

(3) The Notes (other than any Additional Notes);

(4) Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (1), (2) or (3) of this covenant);

(5) Indebtedness of (A) a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and (B) the Company or a Restricted Subsidiary Incurred for the purpose of financing all or any part of the cost of acquiring oil and gas properties, another Person (other than a Person that was, immediately prior to such acquisition, a Subsidiary of the Company) engaged in the Oil and Gas Business or all or substantially all the assets of such a Person; provided, however, that, in the case of each of clause (A) and clause (B) above, on the date of such Incurrence and after giving effect thereto, the Consolidated Coverage Ratio equals or exceeds 2.0 to 1.0;

(6) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (3), (4), or (5) above, this clause (6) or clause (7) below; provided, however, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness or Preferred Stock of a Restricted Subsidiary described in clause (5), such Refinancing Indebtedness shall be Incurred only by such Restricted Subsidiary or the Company;

(7) Non-recourse Purchase Money Indebtedness;

(8) Indebtedness with respect to Production Payments; provided, however, that any such Indebtedness shall be Limited Recourse Production Payments; provided further, however, that the Net Present Value of the reserves related to such Production Payments shall not exceed 30% of ACNTA at the time of Incurrence;

(9) Indebtedness consisting of the Subsidiary Guarantees and any Guarantee by a Subsidiary Guarantor of Indebtedness Incurred by the Company pursuant to clauses (1) and (3);

(10) Indebtedness consisting of Interest Rate Agreements directly related to Indebtedness permitted to be Incurred by the Company and its Restricted Subsidiaries pursuant to the Indenture;

(11) Indebtedness under Oil and Gas Hedging Contracts and Currency Agreements entered into in the ordinary course of business for the purpose of limiting risks that arise in the ordinary course of business of the Company and its Restricted Subsidiaries;

(12) Indebtedness in respect of bid, performance or surety obligations issued by or for the account of the Company or any Restricted Subsidiary in the ordinary course of business, including Guarantees and letters of credit functioning as or supporting such bid, performance or surety obligations (in each case other than for an obligation for money borrowed);

(13) Indebtedness of the Company or a Restricted Subsidiary Incurred to finance capital expenditures and Refinancing Indebtedness Incurred in respect thereof in an aggregate amount which, when taken together with the amount of all other Indebtedness Incurred pursuant to this clause (13) since the Issue Date and then outstanding, does not exceed $20 million;

(14) Permitted Marketing Obligations;

(15) In-kind obligations relating to oil and gas balancing positions arising in the ordinary course of business; and

(16) Indebtedness in an aggregate amount which, together with the amount of all other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (15) above or paragraph (a)) does not exceed $100 million.

(c) Notwithstanding the foregoing, the Company shall not, and shall not permit any Subsidiary Guarantor to, Incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations unless such Indebtedness shall be subordinated to the Notes or the relevant Subsidiary Guarantor, as the case may be, to at least the same extent as such Subordinated Obligations.

(d) For purposes of determining compliance with the foregoing covenant:

(1) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, the Company, in its sole discretion, will classify such item of Indebtedness at the time of Incurrence and only be required to include the amount and type of such Indebtedness in one of the above clauses; provided that any Indebtedness outstanding under the Credit Agreement on the Issue Date will be treated as Incurred on the Issue Date under clause (1) of paragraph (b) above; and

(2) an item of Indebtedness may be divided and classified in more than one of the types of Indebtedness described above.

Incurrence of layered indebtedness

Notwithstanding paragraphs (a) and (b) of the covenant described above under “—Limitation on indebtedness,” the Company shall not, and the Company shall not permit any Subsidiary Guarantor to, Incur any Indebtedness if such Indebtedness is subordinate or junior in ranking in any respect to any Senior Indebtedness of the Company or such Subsidiary Guarantor, as applicable, unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of such Person.

Limitation on restricted payments

(a) The Company shall not, and shall not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(1) a Default shall have occurred and be continuing (or would result therefrom);

(2) the Company is not able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “—Limitation on indebtedness”; or

(3) the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of (without duplication):

(A) 50% of the aggregate Consolidated Net Income of the Company accrued on a cumulative basis commencing on December 31, 2002 and ending on the last day of the fiscal quarter ending on or immediately preceding the date of such proposed Restricted Payment (or, if such aggregate Consolidated Net Income shall be a deficit, minus 100% of such deficit);

(B) the aggregate Net Cash Proceeds received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to December 31, 2005 (other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees);

(C) the aggregate Net Cash Proceeds received by the Company from the issue or sale subsequent to December 31, 2005 of its Capital Stock (other than Disqualified Stock) to an employee stock ownership plan; provided, however, that if such employee stock ownership plan incurs any Indebtedness with respect thereto, such aggregate amount shall be limited to an amount equal to any increase in the Consolidated Net Worth of the Company resulting from principal repayments made by such employee stock ownership plan with respect to such Indebtedness;

(D) the amount by which Indebtedness of the Company is reduced on the Company’s balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to December 31, 2005, of any Indebtedness of the Company convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); and

(E) an amount equal to the sum of (i) the net reduction in Investments made subsequent to December 31, 2005 by the Company or any Restricted Subsidiary in any

Person resulting from dividends, repayments of loans or advances or other transfers of assets, in each case to the Company or any Restricted Subsidiary from such Person, and (ii) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

At December 31, 2009, the Company would have been able to make approximately $800 million of Restricted Payments under the foregoing calculation specified in this paragraph (a)(3).

(b) The provisions of the foregoing paragraph (a) shall not prohibit:

(1) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that at the time of payment of such dividend, no other Default shall have occurred and be continuing (or result therefrom); provided further, however, that such dividend shall be included in the calculation of the amount of Restricted Payments;

(2) any purchase or redemption of Capital Stock or Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees); provided, however, that (A) such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above (but only to the extent that such Net Cash Proceeds were used to purchase or redeem such Capital Stock as provided in this clause (2));

(3) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of the Company; provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

(4) the repurchase of shares of, or options to purchase shares of, common stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such common stock; provided, however, that the aggregate amount of such repurchases shall not exceed $2 million in any calendar year; provided further, however, that such repurchases shall be excluded in the calculation of the amount of Restricted Payments;

(5) loans made to officers, directors or employees of the Company or any Restricted Subsidiary approved by the Board of Directors (or a duly authorized officer), the net cash proceeds of which are used solely (A) to purchase common stock of the Company in connection with a restricted stock or employee stock purchase plan, or to exercise stock options received pursuant to an employee or director stock option plan or other incentive plan, in a principal amount not to exceed the exercise price of such stock options or (B) to refinance loans, together with accrued interest thereon, made pursuant to item (A) of this clause (5); provided, however, that such loans shall be excluded in the calculation of the amount of Restricted Payments; or

(6) other Restricted Payments in an aggregate amount not to exceed $40 million; provided, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments.

Limitation on restrictions on distributions from restricted subsidiaries

The Company shall not, and shall not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary (A) to pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness owed to the Company or a Restricted Subsidiary, (B) to make any loans or advances to the Company or a Restricted Subsidiary or (C) to transfer any of its property or assets to the Company or a Restricted Subsidiary, except:

(1) any encumbrance or restriction in the Credit Agreement on the Issue Date or pursuant to any other agreement in effect on the Issue Date;

(2) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;

(3) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (1) or (2) of this covenant or this clause (3) or contained in any amendment to an agreement referred to in clause (1) or (2) of this covenant or this clause (3); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the Noteholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such agreements;

(4) any such encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder;

(5) in the case of clause (c) above, restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages; and

(6) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition.

Limitation on sales of assets and subsidiary stock

(a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless:

(1) the Company or such Restricted Subsidiary receives consideration at least equal to the fair market value (such fair market value to be determined on the date of contractually agreeing to such Asset Disposition in good faith by an Officer or an officer of such Restricted Subsidiary with responsibility for such transaction, or the Board of Directors if the Asset Disposition exceeds $50.0 million, which determination shall be conclusive evidence of compliance with this provision), of the equity and assets subject to such Asset Disposition;

(2) at least 75% of the consideration received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents, Additional Assets or any combination thereof (collectively, the “Cash Consideration”); and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be):

(A) first, to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Senior Indebtedness of the Company or any Subsidiary Guarantor or Indebtedness (other than any Disqualified Stock) of a Wholly Owned Subsidiary that is not a Subsidiary Guarantor (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within 540 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash, provided such prepayment, repayment, redemption or purchase permanently retires, or reduces the related loan commitment (if any) for, such Indebtedness in an amount equal to the principal amount so prepaid, repaid, redeemed or purchased;

(B) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to the extent the Company elects, to acquire Additional Assets or to make capital expenditures in the Oil and Gas Business within 540 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; and

(C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to the holders of the Notes (and to holders of other Senior Subordinated Indebtedness of the Company designated by the Company) to purchase Notes (and such other Senior Subordinated Indebtedness of the Company) pursuant to and subject to the conditions contained in the Indenture, which purchase permanently reduces the outstanding amount of such Notes (and such other Senior Subordinated Indebtedness) in an amount equal to the principal amount purchased.

Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash shall be invested in Temporary Cash Investments or applied to temporarily reduce revolving credit Indebtedness.

Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions, which is not applied in accordance with this covenant, exceeds $40.0 million during any calendar year.

For the purposes of this covenant, the following are deemed to be cash or cash equivalents:

(1) any liabilities, as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Subsidiary Guaranty) that are assumed by the transferee of any such Asset Disposition pursuant to (1) a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability or (2) an assignment agreement that includes, in lieu of such a release, the agreement of the transferee or its parent company to indemnify and hold harmless the Company or such Restricted Subsidiary from and against any loss, liability or cost in respect of such assumed liability;

(2) any non-Cash Consideration received by the Company or any Restricted Subsidiary from the transferee that is converted, monetized, sold or exchanged by the Company or such Restricted Subsidiary into cash or cash equivalents within 120 days of receipt.

Notwithstanding the foregoing, the 75% limitation referred to in paragraph (a) (2) above shall be deemed satisfied with respect to any Asset Disposition in which the cash or cash equivalents portion of the consideration received therefrom, determined in accordance with the foregoing provision on an after-tax basis, is equal to or greater than what the after-tax proceeds would have been had such Asset Disposition complied with the aforementioned 75% limitation.

The requirement of clause (a) (3) (B) above shall be deemed to be satisfied if an agreement (including a lease, whether a capital lease or an operating lease) committing to make the acquisitions or expenditures referred to therein is entered into by the Company or its Restricted Subsidiary within the time period specified in such clause and such Net Available Cash is subsequently applied in accordance with such agreement within six months following such agreement.

(b) In the event of an Asset Disposition that requires the purchase of Notes (and other Senior Subordinated Indebtedness of the Company) pursuant to clause (a) (3) (C) of this covenant, the Company shall make such offer to purchase Notes (an “Offer”) on or before the 541st day after the later of the date of such Asset Disposition or the receipt of such Net Available Cash, and shall purchase Notes tendered pursuant to an offer by the Company for the Notes (and such other Senior Subordinated Indebtedness of the Company) at a purchase price of 100% of their principal amount (or, in the event such other Senior Subordinated Indebtedness of the Company was issued with original issue discount greater than 2.5%, 100% of the accreted value thereof) without premium, plus accrued but unpaid interest (or, in respect of such other Senior Subordinated Indebtedness of the Company, such lesser price, if any, as may be provided for by the terms of such Senior Subordinated Indebtedness of the Company) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Company will select the securities to be purchased on a pro rata basis but in round denominations, which in the case of the Notes will be denominations of $1,000 principal amount or multiples thereof. The Company shall not be required to make such an offer to purchase Notes (and other Senior Subordinated Indebtedness of the Company) pursuant to this covenant if the Net Available Cash not applied or invested as provided in clause (a) (3) (A) or (B) of this covenant is less than $20.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). Upon completion of such an offer to purchase, Net Available Cash will be deemed to be reduced by the aggregate amount of such offer.

(c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of its compliance with such securities laws or regulations.

Limitation on affiliate transactions

(a) The Company shall not, and shall not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) unless the terms thereof:

(1) are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of such transaction in arm’s-length dealings with a Person who is not such an Affiliate;

(2) if such Affiliate Transaction involves an amount in excess of $15 million, are set forth in writing and have been approved by the Board of Directors, including a majority of the members of the Board of Directors having no personal stake in such Affiliate Transaction; and

(3) if such Affiliate Transaction involves an amount in excess of $25 million, have been determined by a nationally recognized investment banking firm or other qualified independent appraiser to be fair, from a financial standpoint, to the Company and its Restricted Subsidiaries.

(b) The provisions of the foregoing paragraph (a) shall not prohibit:

(1) any sale of hydrocarbons or other mineral products to an Affiliate of the Company or the entering into or performance of Oil and Gas Hedging Contracts, gas gathering, transportation or processing contracts or oil or natural gas marketing or exchange contracts with an Affiliate of the Company, in each case, in the ordinary course of business, so long as the terms of any such transaction are approved by a majority of the members of the Board of Directors who are disinterested with respect to such transaction;

(2) the sale to an Affiliate of the Company of Capital Stock of the Company that does not constitute Disqualified Stock, and the sale to an Affiliate of the Company of Indebtedness (including Disqualified Stock) of the Company in connection with an offering of such Indebtedness in a market transaction and on terms substantially identical to those of other purchasers in such market transaction;

(3) transactions contemplated by any employment agreement or other compensation plan or arrangement existing on the Issue Date or thereafter entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(4) the payment of reasonable fees to directors of the Company and its Restricted Subsidiaries who are not employees of the Company or any Restricted Subsidiary;

(5) transactions between or among the Company and its Restricted Subsidiaries;

(6) transactions between the Company or any of its Restricted Subsidiaries and Persons that are controlled (as defined in the definition of “Affiliate”) by the Company (an “Unrestricted Affiliate”); provided that no other Person that controls (as so defined) or is under common control with the Company holds any Investments in such Unrestricted Affiliate;

(7) Restricted Payments that are permitted by the provisions of the Indenture described above under the caption “—Limitation on restricted payments”;

(8) loans or advances to employees in the ordinary course of business and approved by the Company’s Board of Directors in an aggregate principal amount not to exceed $2.5 million outstanding at any one time; and

(9) purchase and supply transactions with Genesis Energy, L.P., or if applicable, Encore Energy Partners LP or their respective Affiliates in the ordinary course of business consistent with past practice.

Limitation on liens

The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, enter into, create, incur, assume or suffer to exist any Lien on or with respect to any property of the Company or such Restricted Subsidiary, whether owned on the Issue Date or acquired after the Issue Date, or any interest therein or any income or profits therefrom, unless the Notes or any Subsidiary Guarantee of such Restricted Subsidiary, as applicable, are secured equally and ratably with (or prior to) any and all other Indebtedness secured by such Lien, except that the Company and its Restricted Subsidiaries may enter into, create, incur, assume or suffer to exist Permitted Liens and Liens securing Senior Indebtedness.

Merger and consolidation

The Company shall not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all the assets of the Company and its Restricted Subsidiaries, taken as a whole, to, any Person, unless:

(1) (A) the resulting, surviving or transferee Person (the “Successor Company”) shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and (B) the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture;

(2) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(3) immediately after giving effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “—Limitation on indebtedness;”

(4) immediately after giving effect to such transaction, the Successor Company shall have Adjusted Consolidated Net Tangible Assets that are not less than the Adjusted Consolidated Net Tangible Assets prior to such transaction;

(5) in the case of a conveyance, transfer or lease of all or substantially all the assets of the Company and its Restricted Subsidiaries, taken as a whole, such assets shall have been so conveyed, transferred or leased as an entirety or virtually as an entirety to one Person; and

(6) the Company shall have complied with certain additional conditions set forth in the Indenture;

provided, however, that clauses (3) and (4) shall not be applicable to any such transaction solely between the Company and any Restricted Subsidiary.

The Successor Company shall be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and the predecessor Company, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the Notes.

The Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:

(1) the resulting, surviving or transferee Person (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume, by executing a Guarantee Agreement, all the obligations of such Subsidiary, if any, under its Subsidiary Guarantee;

(2) immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing;

(3) in the case of a conveyance, transfer or lease of all or substantially all the assets of a Subsidiary Guarantor, such assets shall have been so conveyed, transferred or leased as an entirety or virtually as an entirety to one Person; and

(4) the Company shall have complied with certain additional conditions contained in the Indenture.

The provisions of clauses (1) and (2) above shall not apply to any one or more transactions which constitute an Asset Disposition if the Company has complied with the applicable provisions of the covenant described under “—Limitation on sales of assets and subsidiary stock” above.

SEC reports

Notwithstanding that the Company may not at any time be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall file with the SEC and provide the Trustee and Noteholders with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and other reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections.

Future subsidiary guarantors

The Company shall cause each Restricted Subsidiary that represents at least 10% of the book assets of, or 10% of the ACNTA of, the Company and its Restricted Subsidiaries, taken as a whole, and that has an aggregate of $15.0 million or more of Indebtedness and Preferred Stock outstanding at any time to promptly Guarantee the Notes pursuant to a Subsidiary Guarantee on the terms and conditions set forth in the Indenture.

Defaults

An Event of Default is defined in the Indenture as:

(1) a default in the payment of interest on the Notes when due, continued for 30 days;

(2) a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

(3) the failure by the Company to comply with its obligations under “—Certain covenants—Merger and consolidation” above;

(4) the failure by the Company to comply for 30 days after notice with any of its obligations in the covenants described above under “Change of control” (other than a failure to purchase Notes), “—Certain covenants,” “—Limitation on indebtedness,” “—Limitation on restricted payments,” “—Limitation on restrictions on distributions from restricted subsidiaries,” “—Limitation on sales of assets and subsidiary stock” (other than a failure to purchase Notes), “—Limitation on affiliate transactions,” “Limitation on liens,” “Future subsidiary guarantors” or “SEC reports;”

(5) the failure by the Company to comply for 60 days after notice with its other agreements contained in such Indenture;

(6) Indebtedness of the Company (other than Limited Recourse Production Payments and Nonrecourse Purchase Money Indebtedness) is not paid within any applicable grace period after final maturity or the maturity of such Indebtedness is accelerated by the holders thereof because of a default (and such acceleration is not rescinded or annulled) and the total amount of such Indebtedness unpaid or accelerated exceeds $20 million (the “cross acceleration provision”);

(7) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (the “bankruptcy provisions”);

(8) any judgment or decree for the payment of money in an uninsured or unindemnified amount in excess of $20 million or its foreign currency equivalent at the time is rendered against the Company or a Significant Subsidiary, remains outstanding for a period of 60 days following such judgment and is not discharged, waived, bonded or stayed within 10 days after notice (the “judgment default provision”); or

(9) any Subsidiary Guarantee ceases or otherwise fails to be in full force and effect (other than in accordance with the terms thereof) or a Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guarantee if such default continues for a period of ten days after notice thereof to the Company (the “guarantee default provision”).

However, a default under clauses (4), (5), (8) and (9) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders have furnished to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3) such holders have furnished the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the

Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that would involve the Trustee in personal liability.

The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is not opposed to the interest of the holders of the Notes. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

Amendments and waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected thereby, an amendment or waiver may not, among other things:

(1) reduce the amount of Notes whose holders must consent to an amendment;

(2) reduce the rate of or extend the time for payment of interest on any Note;

(3) reduce the principal of or extend the Stated Maturity of any Note;

(4) reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under “—Optional redemption”;

(5) make any Note payable in money other than that stated in the Note;

(6) impair the right of any holder of the Notes to receive payment of principal of and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes;

(7) make any change in the amendment provisions which require each holder’s consent or in the waiver provisions;

(8) make any change to the subordination provisions of the Indenture that would adversely affect the Noteholders; or

(9) make any change in any Subsidiary Guarantee that could adversely affect such holder.

Without the consent of any holder of the Notes, the Company, the Subsidiary Guarantors and the Trustee may amend the Indenture to:

(1) cure any ambiguity, omission, defect or inconsistency;

(2) provide for the assumption by a successor corporation of the obligations of the Company or the Subsidiary Guarantors under the Indenture;

(3) provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163 (f)(2)(B) of the Code);

(4) make any change in the subordination provisions of the Indenture that would limit or terminate the benefits available to any holder of Senior Indebtedness of the Company or any Subsidiary Guarantor thereunder;

(5) add guarantees with respect to the Notes (including any Subsidiary Guarantee);

(6) secure the Notes;

(7) add to the covenants of the Company for the benefit of the holders of the Notes or surrender any right or power conferred upon the Company or any Subsidiary Guarantor;

(8) make any change that does not adversely affect the rights of any holder of the Notes; or

(9) comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act.

However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness of the Company or a Subsidiary Guarantor then outstanding unless the holders of such Senior Indebtedness (or their Representative) consent to such change.

The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, the Company is required to mail to holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

Transfer

The Notes will be issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. The Company may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Defeasance

The Company at any time may terminate all its obligations under the Notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate its obligations under “Change of control” and under the covenants described under “—Certain covenants” (other than the covenant described under “—Merger and consolidation”), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision and the guarantee default provision described under “—Defaults” above and the limitations contained in clauses (3) and (4) under the first and third paragraphs of “—Certain covenants—Merger and consolidation” above (“covenant defeasance”).

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (6), (7) (with respect only to Significant Subsidiaries) or (8) under “—Defaults” above or because of the failure of the Company to comply with clause (3) or (4) under the first or third paragraph of “—Certain covenants—Merger and consolidation” above. If the Company exercises its legal defeasance option or its covenant defeasance option, each Subsidiary Guarantor will be released from all its obligations with respect to its Subsidiary Guarantee.

In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an opinion of counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Concerning the trustee

Wells Fargo Bank, National Association, is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Notes.

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that if an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have furnished to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

Governing law

The Indenture will provide that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain definitions

“Additional Assets” means:

(1) any property or assets (other than Indebtedness and Capital Stock) in the Oil and Gas Business;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

(3) Capital Stock constituting a non-controlling interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clauses (2) or (3) above is primarily engaged in the Oil and Gas Business.

“Adjusted Consolidated Net Tangible Assets” or “ACNTA” means (without duplication), as of the date of determination:

(a) the sum of:

(1) discounted future net revenue from proved crude oil and natural gas reserves of the Company and its Restricted Subsidiaries calculated in accordance with SEC guidelines before any state or federal income taxes, as estimated in a reserve report prepared as of the end of the Company’s most recently completed fiscal year, which reserve report is prepared or reviewed by independent petroleum engineers, as increased by, as of the date of determination, the discounted future net revenue of (A) estimated proved crude oil and natural gas reserves of the Company and its Restricted Subsidiaries attributable to acquisitions consummated since the date of such year-end reserve report, and (B) estimated crude oil and natural gas reserves of the Company and its Restricted Subsidiaries attributable to extensions, discoveries and other additions and upward determinations of estimates of proved crude oil and natural gas reserves (including previously estimated development costs incurred during the period and the accretion of discount since the prior year end) due to exploration, development or exploitation, production or other activities which reserves were not reflected in such year-end reserve report which would, in the case of determinations made pursuant to clauses (A) and (B), in accordance with standard industry practice, result in such determinations, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report), and decreased by, as of the date of determination, the discounted future net revenue attributable to (C) estimated proved crude oil and natural gas reserves of the Company and its Restricted Subsidiaries reflected in such year-end reserve report produced or disposed of since the date of such year-end reserve report and (D) reductions in the estimated crude oil and natural gas reserves of the Company and its Restricted Subsidiaries reflected in such year-end reserve report since the date of such year-end reserve report attributable to downward determinations of estimates of proved crude oil and natural gas reserves due to exploration, development or exploitation, production or other activities conducted or otherwise occurring since the date of such year-end reserve report which would, in the case of determinations made pursuant to clauses (C) and (D), in accordance with standard industry practice, result in such determinations, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report); provided, however, that, in the case of each of the determinations made pursuant to clauses (A) through (D), such increases and decreases shall be as estimated by the Company’s engineers, except that if as a result of such acquisitions, dispositions, discoveries, extensions or revisions, there is a Material Change which is an increase, then such increases and decreases in the discounted future net revenue shall be confirmed in writing by an independent petroleum engineer;

(2) the capitalized costs that are attributable to crude oil and natural gas properties of the Company and its Restricted Subsidiaries to which no proved crude oil and natural gas reserves are attributed, based on the Company’s books and records as of a date no earlier than the date of the Company’s latest annual or quarterly financial statements;

(3) the Net Working Capital on a date no earlier than the date of the Company’s latest annual or quarterly financial statements; and

(4) the greater of (I) the net book value on a date no earlier than the date of the Company’s latest annual or quarterly financial statements and (II) the appraised value, as estimated by independent appraisers, of other tangible assets of the Company and its Restricted Subsidiaries as of a date no earlier than the date of the Company’s latest audited financial statements (provided that the Company shall not be required to obtain such an appraisal of such assets if no such appraisal has been performed); minus

(b) to the extent not otherwise taken into account in the immediately preceding clause (a), the sum of:

(1) non-controlling interests;

(2) any natural gas balancing liabilities of the Company and its Restricted Subsidiaries reflected in the Company’s latest audited financial statements;

(3) the discounted future net revenue, calculated in accordance with SEC guidelines (utilizing the same prices utilized in the Company’s year-end reserve report), attributable to reserves subject to participation interests, overriding royalty interests or other interests of third parties, pursuant to participation, partnership, vendor financing or other agreements then in effect, or which otherwise are required to be delivered to third parties;

(4) the discounted future net revenue, calculated in accordance with SEC guidelines (utilizing the same prices utilized in the Company’s year-end reserve report), attributable to reserves that are required to be delivered to third parties to fully satisfy the obligations of the Company and its Restricted Subsidiaries with respect to Volumetric Production Payments on the schedules specified with respect thereto; and

(5) the discounted future net revenue, calculated in accordance with SEC guidelines, attributable to reserves subject to Dollar-Denominated Production Payments that, based on the estimates of production included in determining the discounted future net revenue specified in the immediately preceding clause (a)(1) (utilizing the same prices utilized in the Company’s year-end reserve report), would be necessary to satisfy fully the obligations of the Company and its Restricted Subsidiaries with respect to Dollar-Denominated Production Payments on the schedules specified with respect thereto.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and controlled” have meanings correlative to the foregoing. For purposes of the provisions described under “—Certain covenants—Limitation on restricted payments,” “—Certain covenants—Limitation on affiliate transactions” and “—Certain covenants—Limitation on sales of assets and subsidiary stock” only, “Affiliate” shall also mean any beneficial owner of Capital Stock representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

“Applicable Premium” means, with respect to a Note on any date of redemption, the greater of:

(1) 1.0% of the principal amount of such Note and

(2) the excess, if any, of (a) the present value as of such date of redemption of (i) the redemption price of such Note on February 15, 2015 (each such redemption price being described under “Optional Redemption”) plus (ii) all required interest payments due on such Note through February 15, 2015 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate as of such date of redemption plus 50 basis points, over (b) the then-outstanding principal of such Note.

“Asset Disposition” means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1) any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary);

(2) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary; or

(3) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary.

Notwithstanding the foregoing, none of the following shall be deemed to be an Asset Disposition:

(1) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary;

(2) for purposes of the covenant described under “—Certain covenants—Limitation on sales of assets and subsidiary stock” only, a disposition that constitutes a Restricted Payment permitted by the covenant described under “—Certain covenants—Limitation on restricted payments,” a disposition of all or substantially all the assets of the Company in compliance with “—Certain covenants—Merger and consolidation” or a disposition that constitutes a Change of Control pursuant to clause (3) of the definition thereof;

(3) the sale or transfer (whether or not in the ordinary course of business) of crude oil and natural gas properties or direct or indirect interests in real property; provided, however, that at the time of such sale or transfer such properties do not have associated with them any proved reserves;

(4) the abandonment, farm-out, lease or sublease of developed or undeveloped crude oil and natural gas properties in the ordinary course of business;

(5) the trade or exchange by the Company or any Restricted Subsidiary of any crude oil and natural gas property owned or held by the Company or such Restricted Subsidiary for any crude oil and natural gas property owned or held by another Person;

(6) the sale or transfer of hydrocarbons or other mineral products or surplus or obsolete equipment; or

(7) a single transaction or series of related transactions that involve the disposition of assets with a fair market value of less than $20.0 million;

in each case in the ordinary course of business.

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate implicit in the Sale/Leaseback Transaction, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing

(1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by

(2) the sum of all such payments.

“Board of Directors” means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

“Business Day” means each day which is not a Legal Holiday (as defined in the applicable Indenture).

“Capital Lease Obligation” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Coverage Ratio” as of any date of determination means the ratio of

(x) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to the date of such determination to

(y) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

(1) if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period;

(2) if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(3) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition (other than an Asset Disposition involving assets having a fair market value of less than the greater of two and one-half percent (2.5%) of Adjusted Consolidated Net Tangible Assets as of the end of the Company’s then most recently completed fiscal year and $3.0 million), then EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(4) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any person which becomes a Restricted Subsidiary) or an acquisition (including by way of lease) of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(5) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

“Consolidated Current Liabilities” as of the date of determination means the aggregate amount of liabilities of the Company and its consolidated Restricted Subsidiaries which would properly be classified as current liabilities (including taxes accrued as estimated), on a consolidated balance sheet of the Company and its Restricted Subsidiaries at such date, after eliminating:

(1) all intercompany items between the Company and any Restricted Subsidiary; and

(2) all current maturities of long-term Indebtedness, all as determined in accordance with GAAP consistently applied.

“Consolidated Interest Expense” means, for any period, the total interest expense of the Company and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP, plus, to the extent not included in such total interest expense, and to the extent incurred by the Company or its Restricted Subsidiaries, without duplication:

(1) interest expense attributable to Capital Lease Obligations and imputed interest with respect to Attributable Debt;

(2) capitalized interest;

(3) non-cash interest expense;

(4) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(5) net costs (including amortization of fees and up-front payments) associated with interest rate caps and other interest rate and currency options that, at the time entered into, resulted in the Company and its Restricted Subsidiaries being net payees as to future payouts under such caps or options, and interest rate and currency swaps and forwards for which the Company or any of its Restricted Subsidiaries has paid a premium;

(6) dividends (excluding dividends paid in shares of Capital Stock which is not Disqualified Stock) in respect of all Disqualified Stock held by Persons other than the Company or a Wholly Owned Subsidiary; and

(7) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by the Company or any Restricted Subsidiary or secured by a Lien on assets of the Company or any Restricted Subsidiary to the extent such Indebtedness constitutes Indebtedness of the Company or any Restricted Subsidiary (whether or not such Guarantee or Lien is called upon); provided, however, “Consolidated Interest Expense” shall not include any (x) amortization of costs relating to original debt issuances other than the amortization of debt discount related to the issuance of zero coupon securities or other securities with an original issue price of not more than 90% of the principal thereof, (y) Consolidated Interest Expense with respect to any Indebtedness Incurred pursuant to clause (b) (8) of the covenant described under “—Certain covenants—Limitation on indebtedness” and (z) noncash interest expense Incurred in connection with interest rate caps and other interest rate and currency options that, at the time entered into, resulted in the Company and its Restricted Subsidiaries being either neutral or net payors as to future payouts under such caps or options.

“Consolidated Net Income” means, for any period, the net income of the Company and its Subsidiaries determined on a consolidated basis in accordance with GAAP; provided, however, that there shall not be included in such Consolidated Net Income:

(1) any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:

(A) subject to the exclusion contained in clause (4) below, the Company’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

(B) the Company’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

(2) any net income (or loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

(3) any net income of any Restricted Subsidiary (other than a Subsidiary Guarantor) if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

(A) subject to the exclusion contained in clause (4) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

(B) the Company’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

(4) any gain or loss realized upon the sale or other disposition of any assets of the Company or its Subsidiaries (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person;

(5) extraordinary gains or losses;

(6) any non-cash compensation expense realized for grants of performance shares, stock options or stock awards to officers, directors and employees of the Company or any of its Restricted Subsidiaries;

(7) any write-downs of noncurrent assets; provided, however, that any ceiling limitation write-downs under SEC guidelines shall be treated as capitalized costs, as if such write-downs had not occurred; and

(8) the cumulative effect of a change in accounting principles.

Notwithstanding the foregoing, for the purposes of the covenant described under “Certain covenants—Limitation on restricted payments” only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(E) thereof.

“Consolidated Net Tangible Assets,” as of any date of determination, means the total amount of assets (less accumulated depreciation and amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) which would appear on a balance sheet of the Company and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, and after giving effect to purchase accounting and after deducting therefrom Consolidated Current Liabilities and, to the extent otherwise included, the amounts of:

(1) non-controlling interests in Restricted Subsidiaries held by Persons other than the Company or a Restricted Subsidiary;

(2) excess of cost over fair value of assets of businesses acquired, as determined in good faith by the Board of Directors;

(3) any revaluation or other write-up in book value of assets subsequent to the Issue Date as a result of a change in the method of valuation in accordance with GAAP consistently applied;

(4) unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items;

(5) treasury stock;

(6) cash set apart and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock to the extent such obligation is not reflected in Consolidated Current Liabilities; and

(7) Investments in and assets of Unrestricted Subsidiaries.

“Consolidated Net Worth” means the total of the amounts shown on the balance sheet of the Company and its Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter of the Company ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as the sum of:

(1) the par or stated value of all outstanding Capital Stock of the Company, plus

(2) paid-in capital or capital surplus relating to such Capital Stock, plus

(3) any retained earnings or earned surplus

less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

“Credit Agreement” means, before the merger, the Sixth Amended and Restated Credit Agreement among Denbury Onshore, LLC, as Borrower, the Company as Parent Guarantor and JPMorgan Chase Bank, N.A., as Administrative Agent and certain other financial institutions, dated September 14, 2006, as amended, and after the merger, an agreement of the Company with respect to a secured revolving credit facility with a four year term and an aggregate commitment of senior secured lenders of $1.6 billion (or any successor thereto or replacement thereof), including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced, refinanced or increased in whole or in part from time to time.

“Credit Facilities” means, with respect to the Company or any Restricted Subsidiary, one or more debt facilities (including the Credit Agreement) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, production payments, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Currency Agreement” means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement to which such Person is a party or a beneficiary.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Senior Indebtedness” in respect of a Person means:

(1) all the obligations of such Person under any Credit Facilities (including the Credit Agreement); and

(2) any other Senior Indebtedness of such Person which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $20 million and is specifically designated by such Person in the instrument evidencing or governing such Senior Indebtedness as “Designated Senior Indebtedness” for purposes of the Indenture.

“Disqualified Stock” means, with respect to any Person, any Capital Stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

in each case described in the immediately preceding clauses (1), (2) or (3), on or prior to the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but not provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the Stated Maturity of the Notes shall not

(1) mature or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise; is

(2) convertible or exchangeable for Indebtedness or Disqualified Stock; or is redeemable, in whole

(3) or in part, at the option of the holder thereof; constitute Disqualified Stock if:

(x) the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the provisions described under “—Certain covenants—Limitation on sales of assets and subsidiary stock” and “—Certain covenants—Change of control; and

(y) any such requirement only becomes operative after compliance with such corresponding terms applicable to the Notes, including the purchase of any Notes tendered pursuant thereto.

The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

“Dollar-Denominated Production Payments” means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

“EBITDA” for any period means the sum of Consolidated Net Income, plus Consolidated Interest Expense plus the following to the extent deducted in calculating such Consolidated Net Income:

(1) provision for taxes based on income or profits;

(2) depletion and depreciation expense;

(3) amortization expense;

(4) exploration expense (if applicable to the Company after the Issue Date);

(5) unrealized foreign exchange losses; and

(6) all other non-cash charges, including non-cash charges taken pursuant to the “Derivatives and Hedging” topic of the FASC (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period except such amounts as the Company determines in good faith are nonrecurring);

and less, to the extent included in calculating such Consolidated Net Income and in excess of any costs or expenses attributable thereto and deducted in calculating such Consolidated Net Income, the sum of:

(1) the amount of deferred revenues that are amortized during such period and are attributable to reserves that are subject to Volumetric Production Payments;

(2) amounts recorded in accordance with GAAP as repayments of principal and interest pursuant to Dollar-Denominated Production Payments;

(3) unrealized foreign exchange gains; and

(4) all other non-cash unrealized gains, including non-cash unrealized gains taken pursuant to the “Derivatives and Hedging” topic of the FASC.

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depletion, depreciation, amortization and exploration and other non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

“Encore” means Encore Acquisition Company, a Delaware corporation.

“Encore MLP Facility” means that certain credit agreement, dated March 7, 2007, by and among Encore Energy Partners Operating LLC, Encore Energy Partners LP, Bank of America, N.A., as administrative agent and L/C Issuer, Banc of America Securities LLC, as sole lead arranger and sole book manager, and other lenders, and in each case as amended, restated, modified, renewed, refunded, replaced, refinanced or increased in whole or in part from time to time.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FASC” means Financial Accounting Standards Codification Issued by the Financial Accounting Standards Board.

“GAAP” means generally accepted accounting principles in the United States of America as in effect on the Issue Date, including those set forth in:

(1) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(2) statements and pronouncements of the Financial Accounting Standards Board;

(3) such other statements by such other entity as approved by a significant segment of the accounting profession; and

(4) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

“Government Securities” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“Guarantee” means, without duplication, any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning. The term “Guarantor” shall mean any Person Guaranteeing any obligation.

“Guarantee Agreement” means a supplemental indenture, in a form satisfactory to the Trustee, pursuant to which a Subsidiary Guarantor or any other Person becomes subject to the applicable terms and conditions of the Indenture.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Oil and Gas Hedging Contract, Interest Rate Agreement or Currency Agreement.

“Holder” or “Noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning. The accretion of principal of a non-interest bearing or other discount security shall not be deemed the Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

(2) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/ Leaseback Transactions entered into by such Person;

(3) all obligations of such Person issued or assumed as the deferred purchase price of property (which purchase price is due more than six months after the date of taking delivery of title to such property), including all obligations of such Person for the deferred purchase price of property under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(4) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

(5) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock (but excluding any accrued dividends);

(6) all obligations of such Person relating to any Production Payment;

(7) all obligations of the type referred to in clauses (1) through (6) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee (including, with respect to any Production Payment, any warranties or guarantees of production or payment by such Person with respect to such Production Payment but excluding other contractual obligations of such Person with respect to such Production Payment); and

(8) all obligations of the type referred to in clauses (1) through (7) of other Persons secured by any Lien on any property or asset of such first-mentioned Person (whether or not such obligation is assumed by such first-mentioned Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, assuming the contingency giving rise to the obligation were to have occurred on such date, of any Guarantees outstanding at such date.

None of the following shall constitute Indebtedness:

(1) indebtedness arising from agreements providing for indemnification or adjustment of purchase price or from guarantees securing any obligations of the Company or any of its Subsidiaries pursuant to such agreements, incurred or assumed in connection with the disposition of any business, assets or Subsidiary of the Company, other than guarantees or similar credit support by the Company or any of its Subsidiaries of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(2) any trade payables or other similar liabilities to trade creditors and other accrued current liabilities incurred in the ordinary course of business as the deferred purchase price of property;

(3) any liability for Federal, state, local or other taxes owed or owing by such Person;

(4) amounts due in the ordinary course of business to other royalty and working interest owners;

(5) obligations arising from guarantees to suppliers, lessors, licensees, contractors, franchisees or customers incurred in the ordinary course of business;

(6) obligations (other than express Guarantees of indebtedness for borrowed money) in respect of Indebtedness of other Persons arising in connection with (A) the sale or discount of accounts receivable, (B) trade acceptances and (C) endorsements of instruments for deposit in the ordinary course of business;

(7) obligations in respect of performance bonds provided by the Company or its Subsidiaries in the ordinary course of business and refinancing thereof;

(8) obligations arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however that such obligation is extinguished within two Business Days of its Incurrence;

(9) obligations in respect of any obligations under workers’ compensation laws and similar legislation;

(10) any obligation in respect of any Oil and Gas Hedging Contract; and

(11) any unrealized losses or charges in respect of Hedging Obligations (including those resulting from the application of the “Derivatives and Hedging” topic of the FASC).

“Interest Rate Agreement” means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in interest rates.

“Investment” in any Person means any direct or indirect advance, loan (other than advances to customers or joint interest partners or drilling partnerships sponsored by the Company or any Restricted Subsidiary in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. Except as otherwise provided for herein, the amount of an Investment shall be its fair value at the time the Investment is made and without giving effect to subsequent changes in value.

For purposes of the definition of “Unrestricted Subsidiary,” the definition of “Restricted Payment” and the covenant described under “—Certain covenants—Limitation on restricted payments”:

(1) “Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (x) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

“Issue Date” means the date on which the Notes are originally issued.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Limited Recourse Production Payments” means, with respect to any Production Payments, Indebtedness, the terms of which limit the liability of the Company and its Restricted Subsidiaries solely to the hydrocarbons covered by such Production Payments; provided, however, that no default with respect to such Indebtedness would permit any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

“Material Change” means an increase or decrease (excluding changes that result solely from changes in prices and changes resulting from the Incurrence of previously estimated future development costs) of more than 25% during a fiscal quarter in the discounted future net revenues from proved crude oil and natural gas reserves of the Company and its Restricted Subsidiaries, calculated in accordance with clause (a)(1) of the definition of Adjusted Consolidated Net Tangible Assets; provided, however, that the following will be excluded from the calculation of Material Change:

(1) any acquisitions during the fiscal quarter of oil and gas reserves that have been estimated by independent petroleum engineers and with respect to which a report or reports of such engineers exist; and

(2) any disposition of properties existing at the beginning of such fiscal quarter that have been disposed of in compliance with the covenant described under “—Certain covenants—Limitation on sales of assets and subsidiary stock.”

“Moody’s” means Moody’s Investor’s Service, Inc. and its successors.

“Net Available Cash” from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other noncash form), in each case net of:

(1) all legal, title and recording tax expenses, commissions and other fees (including financial and other advisory fees) and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

(2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to non-controlling interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and

(4) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Net Present Value” means, with respect to any proved hydrocarbon reserves, the discounted future net cash flows associated with such reserves, determined in accordance with the rules and regulations (including interpretations thereof) of the SEC in effect on the Issue Date.

“Net Working Capital” means:

(1) all current assets of the Company and its Restricted Subsidiaries; minus

(2) all current liabilities of the Company and its Restricted Subsidiaries, except current liabilities included in Indebtedness;

determined in accordance with GAAP.

“Non-recourse Purchase Money Indebtedness” means Indebtedness (other than Capital Lease Obligations) of the Company or any Subsidiary Guarantor incurred in connection with the acquisition by the Company or such Subsidiary Guarantor in the ordinary course of business of fixed assets used in the Oil and Gas Business (including office buildings and other real property used by the Company or such Subsidiary Guarantor in conducting its operations) with respect to which:

(1) the holders of such Indebtedness agree that they will look solely to the fixed assets so acquired which secure such Indebtedness, and neither the Company nor any Restricted Subsidiary (a) is directly or indirectly liable for such Indebtedness or (b) provides credit support, including any undertaking, Guarantee, agreement or instrument that would constitute Indebtedness (other than the grant of a Lien on such acquired fixed assets); and

(2) no default or event of default with respect to such Indebtedness would cause, or permit (after notice or passage of time or otherwise), any holder of any other Indebtedness of the Company or a Subsidiary Guarantor to declare a default or event of default on such other Indebtedness or cause the payment, repurchase, redemption, defeasance or other acquisition or retirement for value thereof to be accelerated or payable prior to any scheduled principal payment, scheduled sinking fund payment or maturity.

“Officer” means the Chairman of the Board, the President, any Vice Chairman of the Board, Vice President, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Assistant Secretary of a Person.

“Oil and Gas Business” means the business of the exploration for, and exploitation, development, acquisition, production, processing (but not refining), marketing, storage and transportation of, hydrocarbons, and other related energy and natural resource businesses (including oil and gas services businesses related to the foregoing).

“Oil and Gas Hedging Contract” means any oil and gas purchase or hedging agreement, and other agreement or arrangement, in each case, that is designed to provide protection against oil and gas price fluctuations.

“Oil and Gas Liens” means:

(1) Liens on any specific property or any interest therein, construction thereon or improvement thereto to secure all or any part of the costs incurred for surveying, exploration, drilling, extraction, development, operation, production, construction, alteration, repair or improvement of, in, under or on such property and the plugging and abandonment of wells located thereon (it being understood that, in the case of oil and gas producing properties, or any interest therein, costs incurred for “development” shall include costs incurred for all facilities relating to such properties or to projects, ventures or other arrangements of which such properties form a part or which relate to such properties or interests);

(2) Liens on an oil or gas producing property to secure obligations Incurred or guarantees of obligations Incurred in connection with or necessarily incidental to commitments for the purchase or sale of, or the transportation or distribution of, the products derived from such property;

(3) Liens arising under partnership agreements, oil and gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, incentive compensation programs on terms that are reasonably customary in the Oil and Gas Business for geologists, geophysicists and other providers of technical services to the Company or a Restricted Subsidiary, master limited partnership agreements, farm-out agreements, farm-in agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of oil, gas or other hydrocarbons, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts, area of mutual interest agreements, gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, and other agreements which are customary in the Oil and Gas Business; provided, however, that in all instances such Liens are limited to the assets that are the subject of the relevant agreement, program, order or contract;

(4) Liens arising in connection with Production Payments; and

(5) Liens on pipelines or pipeline facilities that arise by operation of law.

“Permitted Business Investment” means any investment made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business including investments or expenditures for actively exploiting, exploring for, acquiring, developing, producing, processing, gathering, marketing or transporting oil and gas through agreements, transactions, interests or arrangements which permit one to share risks or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of Oil and Gas Business jointly with third parties, including:

(1) ownership interests in oil and gas properties, processing facilities, gathering systems, pipelines or ancillary real property interests; and

(2) Investments in the form of or pursuant to operating agreements, processing agreements, farm-in agreements, farm-out agreements, development agreements, area of mutual interest agreements, unitization agreements, pooling agreements, joint bidding agreements, service contracts, joint venture agreements, partnership agreements (whether general or limited), subscription agreements, stock purchase agreements and other similar agreements (including for limited liability companies) with third parties, excluding, however, Investments in corporations other than Restricted Subsidiaries.

“Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in:

(1) a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is an Oil and Gas Business;

(2) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person’s primary business is an Oil and Gas Business;

(3) Temporary Cash Investments;

(4) receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) loans or advances to employees made in the ordinary course of business;

(7) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;

(8) any Person to the extent such Investment represents the noncash portion of the consideration received for an Asset Disposition as permitted pursuant to the covenant described under “—Certain covenants—Limitation on sales of assets and subsidiary stock”;

(9) Permitted Business Investments;

(10) Investments intended to promote the Company’s strategic objectives in the Oil and Gas Business in an aggregate amount not to exceed 5.0% of ACNTA (determined as of the date of the making of any such Investment) at any one time outstanding (which Investments shall be deemed to be no longer outstanding only upon and to the extent of the return of capital thereof); and

(11) Investments made pursuant to Hedging Obligations of the Company and the Restricted Subsidiaries.

“Permitted Liens” means, with respect to any Person:

(1) Liens existing as of the Issue Date;

(2) Liens securing the Notes, any Subsidiary Guarantee and other obligations arising under the Indenture;

(3) any Lien existing on any property of a Person at the time such Person is merged or consolidated with or into the Company or a Restricted Subsidiary or becomes a Restricted Subsidiary (and not incurred in anticipation of or in connection with such transaction); provided that such Liens are not extended to other property of the Company or the Restricted Subsidiaries;

(4) any Lien existing on any property at the time of the acquisition thereof (and not incurred in anticipation of or in connection with such transaction); provided that such Liens are not extended to other property of the Company or the Restricted Subsidiaries;

(5) any Lien incurred in the ordinary course of business incidental to the conduct of the business of the Company or the Restricted Subsidiaries or the ownership of their property (including (i) easements, rights of way and similar encumbrances, (ii) rights or title of lessors under leases (other than Capital Lease Obligations), (iii) rights of collecting banks having rights of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or the Restricted Subsidiaries on deposit with or in the possession of such banks, (iv) Liens imposed by law, including Liens under workers’ compensation or similar legislation and mechanics’, carriers’, warehousemen’s, materialmen’s, suppliers’ and vendors’ Liens, (v) Liens incurred to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and incurred in a manner consistent with industry practice and

(vi) Oil and Gas Liens, in each case which are not incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property (other than trade accounts payable arising in the ordinary course of business));

(6) Liens for taxes, assessments and governmental charges not yet due or the validity of which are being contested in good faith by appropriate proceedings, promptly instituted and diligently conducted, and for which adequate reserves have been established to the extent required by GAAP as in effect at such time;

(7) Liens incurred to secure appeal bonds and judgment and attachment Liens, in each case in connection with litigation or legal proceedings that are being contested in good faith by appropriate proceedings, so long as reserves have been established to the extent required by GAAP as in effect at such time and so long as such Liens do not encumber assets by an aggregate amount (together with the amount of any unstayed judgments against the Company or any Restricted Subsidiary but excluding any such Liens to the extent securing insured or indemnified judgments or orders) in excess of $10.0 million;

(8) Liens securing Hedging Obligations of the Company and its Restricted Subsidiaries;

(9) Liens securing purchase money Indebtedness or Capital Lease Obligations; provided that such Liens attach only to the property acquired with the proceeds of such purchase money Indebtedness or the property which is the subject of such Capital Lease Obligations;

(10) Liens securing Non-recourse Purchase Money Indebtedness granted in connection with the acquisition by the Company or any Restricted Subsidiary in the ordinary course of business of fixed assets used in the Oil and Gas Business (including the office buildings and other real property used by the Company or such Restricted Subsidiary in conducting its operations); provided that (i) such Liens attach only to the fixed assets acquired with the proceeds of such Non-recourse Purchase Money Indebtedness; and (ii) such Non-recourse Purchase Money Indebtedness is not in excess of the purchase price of such fixed assets;

(11) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of decreasing or legally defeasing Indebtedness of the Company or any Restricted Subsidiary so long as such deposit of funds is permitted by the provisions of the Indenture described under “Certain covenants—Limitation on restricted payments”;

(12) Liens resulting from a pledge of Capital Stock of a Person that is not a Restricted Subsidiary to secure obligations of such Person and any refinancing thereof;

(13) Liens to secure any permitted extension, renewal, refinancing, refunding or exchange (or successive extensions, renewals, refinancing, refunding or exchanges), in whole or in part, of or for any Indebtedness secured by Liens referred to in clauses (1), (2), (3), (4), (9) and (10) above; provided, however, that (i) such new Lien shall be limited to all or part of the same property (including future improvements thereon and accessions thereto) subject to the original Lien and (ii) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, the committed amount of the Indebtedness secured by such original Lien immediately prior to such extension, renewal, refinancing, refunding or exchange and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement; and

(14) Liens in favor of the Company or a Restricted Subsidiary.

Notwithstanding anything in this definition to the contrary, the term “Permitted Liens” shall not include Liens resulting from the creation, incurrence, issuance, assumption or Guarantee of any Production Payments other than:

(1) any such Liens existing as of the Issue Date;

(2) Production Payments in connection with the acquisition of any property after the Issue Date; provided that any such Lien created in connection therewith is created, incurred, issued, assumed or Guaranteed in connection with the financing of, and within 60 days after the acquisition of, such property;

(3) Production Payments other than those described in clauses (1) and (2), to the extent such Production Payments constitute Asset Dispositions made pursuant to and in compliance with the provisions of the Indenture described under “Certain covenants—Limitation on sales of assets and subsidiary stock”; and

(4) incentive compensation programs for geologists, geophysicists and other providers of technical services to the Company and any Restricted Subsidiary;

provided, however, that, in the case of the immediately foregoing clauses (1), (2), (3) and (4), any Lien created in connection with any such Production Payments shall be limited to the property that is the subject of such Production Payments.

“Permitted Marketing Obligations” means Indebtedness of the Company or any Restricted Subsidiary under letter of credit or borrowed money obligations, or in lieu of or in addition to such letters of credit or borrowed money, guarantees of such Indebtedness or other obligation, of the Company or any Restricted Subsidiary by any other Restricted Subsidiary, as applicable, related to the purchase by the Company or any Restricted Subsidiary of hydrocarbons for which the Company or such Restricted Subsidiary has contracts to sell; provided, however, that in the event that such Indebtedness or obligations are guaranteed by the Company or any Restricted Subsidiary, then either:

(1) the Person with which the Company or such Restricted Subsidiary has contracts to sell has an investment grade credit rating from S&P or Moody’s, or in lieu thereof, a Person guaranteeing the payment of such obligated Person has an investment grade credit rating from S&P or Moody’s; or

(2) such Person posts, or has posted for it, a letter of credit in favor of the Company or such Restricted Subsidiary with respect to all such Person’s obligations to the Company or such Restricted Subsidiary under such contracts.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

The term “principal” of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

“Production Payments” means, collectively, Dollar-Denominated Production Payments and Volumetric Production Payments.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

(1) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

(2) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced;

(3) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; and

(4) if the Indebtedness being Refinanced is Non-recourse Purchase Money Indebtedness, such Refinancing Indebtedness satisfies clauses (1) and (2) of the definition of “Non-recourse Purchase Money Indebtedness;” provided further, however, that Refinancing Indebtedness shall not include

(x) Indebtedness of a Subsidiary that Refinances Indebtedness of the Company or

(y) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

“Representative” means any trustee, agent or representative (if any) for an issue of Senior Indebtedness of the Company or of a Subsidiary Guarantor.

“Restricted Payment” with respect to any Person means:

(1) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than

(x) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock),

(y) dividends or distributions payable solely to the Company or a Restricted Subsidiary, and

(z) pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

(2) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company held by any Person or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than a Restricted Subsidiary), including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock);

(3) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of such Person (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition); or

(4) the making of any Investment (other than a Permitted Investment) in any Person.

“Restricted Subsidiary” means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Company, Inc., and its successors.

“Sale/Leaseback Transaction” means an arrangement relating to property owned on the Issue Date or thereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person; provided that the fair market value of such property (as reasonably determined by the Board of Directors acting in good faith) is $10 million or more.

“Secured Indebtedness” means any Indebtedness of the Company secured by a Lien.

“Senior Indebtedness” means with respect to any Person:

(1) Indebtedness of such Person, and all obligations of such Person under any Credit Facility, whether outstanding on the Issue Date or thereafter Incurred; and

(2) accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating such Person to the extent post-filing interest is allowed in such proceeding) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

unless, with respect to obligations described in the immediately preceding clause (1) or (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Notes or the applicable Subsidiary Guarantee; provided, however, that Senior Indebtedness shall not include:

(1) any obligation of such Person to any Subsidiary of such Person;

(2) any liability for Federal, state, local or other taxes owed or owing by such Person;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);

(4) any Indebtedness of such Person (and any accrued and unpaid interest in respect thereof) which is subordinate or junior in any respect to any other Indebtedness or other obligation of such Person; or

(5) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture (other than, in the case of the Company or any Subsidiary Guarantor that Guarantees any Credit Facility, Indebtedness under any Credit Facility that is Incurred on the basis of a representation by the Company or the Subsidiary Guarantor to the applicable lenders that such Person is permitted to Incur such Indebtedness under such Indenture).

“Senior Subordinated Indebtedness” means:

(1) with respect to the Company, the Notes, Encore’s 9.5% senior subordinated notes, the Existing Notes and any other Indebtedness of the Company that specifically provides that such Indebtedness is to rank pari passu with the Notes in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of the Company which is not Senior Indebtedness of the Company; and

(2) with respect to each Subsidiary Guarantor, its Subsidiary Guarantee of the Notes, the Existing Notes and any other Indebtedness of such Person that specifically provides that such Indebtedness rank pari passu with its applicable Subsidiary Guarantee in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of such Person which is not Senior Indebtedness of such Person.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

“Stock Offering” means a primary offering, whether public or private, of shares of common stock of the Company.

“Subordinated Obligation” means any Indebtedness of the Company or any Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to, in the case of the Company, the Notes or, in the case of a Subsidiary Guarantor, its Subsidiary Guarantee pursuant to a written agreement to that effect.

“Subsidiary” means, in respect of any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by:

(1) such Person;

(2) such Person and one or more Subsidiaries of such Person; or (3) one or more Subsidiaries of such Person.

“Subsidiary Guarantor” means each Subsidiary of the Company that executes the applicable Indenture as a guarantor and each other Subsidiary of the Company that thereafter Guarantees the Notes pursuant to the terms of the Indenture.

“Temporary Cash Investments” means any of the following:

(1) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

(2) investments in time deposit accounts, certificates of deposit and money market deposits maturing within one year of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $200.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized credit rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor whose assets consist of obligations of the types described in clauses (1), (2), (3), (4) and (5) hereof;

(3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4) investments in commercial paper, maturing not more than 180 days after the date of acquisition, issued by a Person (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-2” (or higher) according to Moody’s or “A-2” (or higher) according to S&P or “R-1” (or higher) by Dominion Bond Rating Service Limited or Canadian Bond Rating Service, Inc. (in the case of a Canadian issuer);

(5) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or “A” by Moody’s; and

(6) investments in asset-backed securities maturing within one year of the date of acquisition thereof with a long-term rating at the time as of which any investment therein is made of “A3” (or higher) by Dominion Bond Rating Service Limited or Canadian Bond Rating Service, Inc. (in the case of a Canadian issuer).

“Treasury Rate“ means as of any date of redemption of Notes the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to February 15, 2015; provided, however, that if the period from the redemption date to February 15, 2015 is not equal to the constant maturity of a United States

Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear Interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to February 15, 2015 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means:

(1) Genesis Energy, LLC;

(2) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below;

(3) any Subsidiary of an Unrestricted Subsidiary; and

(4) Encore Energy Partners GP LLC, if applicable.

The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under “—Certain covenants—Limitation on restricted payments.” The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (x) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “—Certain covenants—Limitation on indebtedness” and (y) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced by the Company to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

“Volumetric Production Payments” means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

“Voting Stock” of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“Wholly Owned Subsidiary” means a Restricted Subsidiary all the Capital Stock of which (other than directors’ qualifying shares and shares held by other Persons to the extent such shares are required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary) is owned by the Company or one or more Wholly Owned Subsidiaries.

Material U.S. federal income tax considerations

The following is a general discussion of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes offered hereby by investors who are U.S. Holders (as defined below) and certain U.S. federal income tax considerations of the purchase, ownership and disposition of the notes offered hereby by investors who are Non-U.S. Holders (as defined below). As used in this section, “Material U.S. federal income tax considerations,” unless the context otherwise requires, the term “note” or “notes” refers to the notes offered hereby. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, temporary and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion does not address the U.S. federal income tax consequences to subsequent purchasers of notes and is limited to investors who (i) purchase the notes pursuant to this offering at the public offering price of notes set forth on the cover page of this prospectus and (ii) hold the notes as capital assets within the meaning of section 1221 of the Code. Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to particular investors in light of their personal circumstances or to certain types of investors (such as U.S. Holders having a functional currency other than the U.S. dollar, persons subject to special rules applicable to former citizens and residents of the U.S., certain financial institutions, persons subject to the alternative minimum tax, grantor trusts, real estate investment trusts, insurance companies, tax-exempt entities, dealers in securities or currencies, persons holding the notes in connection with a hedging transaction, straddle, conversion transaction or other integrated transaction, corporations treated as personal holding companies, controlled foreign corporations, passive foreign investment companies or Non-U.S. Holders that are owned or controlled by U.S. Holders).

Baker & Hostetler LLP has reviewed the discussion below and is of the opinion that the discussion, to the extent it addresses matters of U.S. federal income tax law or legal conclusions, accurately summarizes the U.S. federal income tax considerations of the purchase, ownership and disposition of the notes that are likely to be material to investors. The opinion is based on various assumptions, including assumptions regarding the accuracy of factual representations made by us, and is subject to limitations. Their opinion is not binding on the Internal Revenue Service or any court. The Internal Revenue Service may challenge part or all of their opinion and such a challenge could be successful.

Prospective investors are urged to consult their own tax advisors as to the particular tax consequences to them of their participation in the offering and their ownership and disposition of the notes, including the applicability of any U.S. federal tax laws or any state, local or foreign tax laws or any treaty, and any changes (or proposed changes) in applicable tax laws or interpretations thereof.

Considerations relating to U.S. holders

As used herein, the term “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the U.S.;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes, regardless of its source; or

•	a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership holds notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. We suggest that partners of a partnership holding notes consult their tax advisors.

Payments of qualified stated interest

The notes pay interest at a stated rate of 8 1/4%. The stated interest paid on the notes will be treated as qualified stated interest (as discussed below under “Original issue discount”) and a U.S. Holder will be required to include interest on each note in his, her or its income as ordinary income in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes.

Original issue discount

If the issue price of a note is less than its stated redemption price at maturity, then the note will be treated as being issued with original issue discount (“OID”) for U.S. federal income tax purposes unless the difference between the note’s issue price and its stated redemption price at maturity is less than a statutory de minimis amount (one-fourth of one percent of the stated redemption price at maturity of the note times the number of complete years from issuance to maturity). Generally, the “issue price” of a note is the first price at which a substantial amount of notes is sold to purchasers other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The “stated redemption price at maturity” of a note is the total of all payments to be made under the note other than qualified stated interest (generally, stated interest that is unconditionally payable in cash or property at least annually at a single fixed rate or at certain floating rates that properly take into account the length of the interval between stated interest payments). The notes issued pursuant to this offering will not be issued with OID.

The holders of the notes have the right to require us to repurchase all or any part of such holders’ notes upon a Change of Control. See “Description of the notes—Change of control.” In addition, we will be required to repurchase all of the notes if, for any reason, (i) the proposed merger of Encore into Denbury is not completed on or prior to May 31, 2010, or (ii) the merger agreement is terminated on or prior to May 31, 2010. See “Description of the notes—Escrow of proceeds; special mandatory redemption.” After the merger, to the extent that fewer than $600.0 million principal amount of Encore senior subordinated notes are tendered for repurchase by August 1, 2010, we will redeem an amount of notes offered hereby equal to such shortfall at a redemption price equal to the issue price of the notes, plus accrued and unpaid interest. See “Description of the notes - Escrow of proceeds; special mandatory redemption.”

Under the contingent payment debt rules of the original issue discount regulations, certain possible payments are not treated as contingencies or are excepted from consideration for purposes of calculating original issue discount (for example, in cases which the possible payments are remote, incidental, or fit certain other exceptions). We intend to take the position that a repurchase at the option of a holder if a Change of Control occurs, the mandatory repurchase of the notes due to the failure of the merger to timely occur, and the repurchase of the notes to the extent fewer than $600.0 million principal amount of Encore senior subordinated notes are tendered for repurchase by August 1, 2010 are all remote. Therefore, we do not intend, on the issuance date, to treat the repurchase option or the repurchase obligations as affecting the computation of the yield-to-maturity of the notes.

In addition, we have the right to redeem the notes prior to their stated maturity. See “Description of the notes—Optional redemption.” Under applicable Treasury regulations, an unconditional option to redeem a debt instrument will be assumed to be exercised if such exercise will lower the yield-to-maturity of the debt instrument. We do not intend, on the issuance date, to treat any of our redemption rights as affecting the computation of the yield-to-maturity of the notes. The Internal Revenue Service may take a different position regarding the payment or potential payment of amounts in excess of qualified stated interest or principal, in which case the timing, amount and character of income with respect to the notes may be different, and a U.S. Holder could be required to treat as ordinary interest income any gain recognized on the disposition of a note. Prospective holders are urged to consult their own tax advisors regarding the potential effect, if any, of these matters on their particular situation.

Sale, retirement or disposition

Upon the sale, retirement at maturity or other disposition of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between (i) the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest, which will be taxable as ordinary income to the extent not previously included in income) and (ii) such U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to such U.S. Holder, increased by any OID previously included in income with respect to such note. Gain or loss recognized on the disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder’s holding period for the note is more than one year. The current maximum tax rate on long-term capital gains to non-corporate U.S. Holders is generally 15% (for taxable years beginning on or prior to December 31, 2010). The deductibility of capital losses by a U.S. Holder is subject to limitations.

Backup withholding and information reporting

Information reporting requirements generally will apply to payments of principal and interest (including any OID) made by us on, or the proceeds of the sale or other disposition prior to maturity of, the notes. Backup withholding tax, currently at a rate of 28%, may apply to such payments if the U.S. Holder fails to:

•	furnish his, her or its taxpayer identification number (social security or employer identification number);

•	certify that his, her or its number is correct;

•	certify that he, she, or it is not subject to backup withholding; or

•	otherwise comply with the applicable requirements of the backup withholding rules.

Certain U.S. Holders are not subject to backup withholding and information reporting requirements. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Considerations relating to non-U.S. holders

As used herein, the term “Non-U.S. Holder” means a beneficial owner of a note that is an individual, corporation, trust or estate and is not a U.S. Holder.

Payment of interest

In general, payments of interest (which, for purposes of this discussion, includes any OID) received by a Non-U.S. Holder will not be subject to U.S. federal withholding tax, provided that:

(i) the Non-U.S. Holder, as beneficial owner,

(a) does not actually or constructively own 10% or more of the total combined voting power of all of our classes of stock entitled to vote;

(b) is not a controlled foreign corporation that is related to us actually or constructively through stock ownership; and

(c) is not a bank receiving the interest pursuant to a loan agreement entered into in its ordinary course of business;

(ii) the interest payments are not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business, and

(iii) the Non-U.S. Holder, as beneficial owner, satisfies the certification requirement.

The certification requirement is generally satisfied if the beneficial owner of a note certifies on IRS Form W-8BEN (or a suitable substitute or successor form), under penalties of perjury, that he, she or it is not a U.S. person and provides his, her or its name and address, and

•	such beneficial owner timely files the IRS Form W-8BEN with the withholding agent; or

•	in the case of notes held on behalf of a beneficial owner by a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business, the financial institution files with the withholding agent a statement that it has received the Form W-8BEN (or a suitable substitute or successor form) from the Non-U.S. Holder or from another financial institution acting on behalf of that Non-U.S. Holder, timely furnishes the withholding agent with a copy thereof and otherwise complies with the applicable certification requirements. A withholding agent, as used herein, is generally the last U.S. payor (or a non-U.S. payor who is a qualified intermediary, U.S. branch of a foreign person, or a withholding foreign partnership) in the chain of payment prior to payment to a Non-U.S. Holder (which itself is not a withholding agent).

Other alternative procedures exist in order to satisfy the certification requirement, depending upon the circumstances applicable to the Non-U.S. Holder, including but not limited to situations where the notes are held by certain intermediaries or partnerships. The certification requirement is not met if either we or the withholding agent have actual knowledge or reason to know that the beneficial owner is a U.S. Holder or that the conditions of any exemption are not, in fact, satisfied. Non-U.S. Holders should consult their own tax advisors regarding the certification requirements for Non-U.S. Holders and the effect, if any, of the certification requirements on their particular situation.

Payments of interest (including any OID) not exempt from U.S. federal withholding tax as described above will be subject to such withholding tax at the rate of 30%, unless (i) subject to reduction under an applicable income tax treaty or (ii) the interest is effectively connected to a U.S. trade or business and the holder provides IRS Form W-8ECI (or a suitable substitute or successor form) to the withholding agent and meets any other applicable certification requirement. In order to claim a reduced or zero withholding rate under an applicable income tax treaty, the beneficial owner of the note must, under penalties of perjury, provide the withholding agent with a properly completed and executed IRS Form W-8BEN (or a suitable substitute or successor form) claiming an exemption from, or reduction in the rate of, withholding under the benefit of such applicable income tax treaty and meet any other applicable certification requirements.

Sale, retirement or disposition

A Non-U.S. Holder generally will not be subject to U.S. federal income tax (and generally no tax will be withheld) with respect to gain (excluding gain representing accrued interest, in which case the rules for interest apply) realized on the sale, retirement at maturity or other disposition of a note unless:

•	the Non-U.S. Holder is an individual who is present in the U.S. for a period or periods aggregating 183 or more days in the taxable year of the disposition and certain other conditions are met; or

•	such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the note is attributable to a U.S. permanent establishment of the Non-U.S. Holder).

U.S. trade or business

If a Non-U.S. Holder holds a note in connection with the conduct of a trade or business in the U.S. (and, if required by an applicable income tax treaty, the note is attributable to a U.S. permanent establishment of the Non-U.S. Holder):

(i) any interest (including any OID) on the note, and any gain from disposing of the note, generally will be subject to income tax at U.S. federal income tax rates as if the holder were a U.S. Holder, and

(ii) Non-U.S. Holders that are corporations may be subject to the “branch profits tax” on earnings that are connected with a U.S. trade or business, including earnings from the note.

The branch profits tax is 30% of the “dividend equivalent amount,” subject to adjustment, but may be reduced or eliminated by an applicable income tax treaty or otherwise adjusted.

Backup withholding and information reporting

The withholding agent must report annually to the Internal Revenue Service and to each Non-U.S. Holder on IRS Form 1042-S (or a suitable substitute or successor form) the amount of interest (including any OID) paid on a note, regardless of whether withholding was required, and any tax withheld with respect to interest. Under the provisions of certain U.S. income tax treaties and other applicable agreements, copies of these information returns may be available to the tax authorities of the country in which the Non-U.S. Holder resides. Backup withholding generally will not apply to payments of interest (including any OID) to a Non-U.S. Holder if the certification requirements described above under “Considerations relating to non-U.S. holders—Payment of interest” are met, provided the payor does not have actual knowledge or reason to know that the holder is a U.S. Holder or that the conditions of any other exemption are not, in fact, satisfied. Moreover, payment of the principal or the proceeds of a sale, exchange, retirement or other disposition of a note are generally not subject to information reporting and backup withholding if the certification requirements described above under “Considerations relating to non-U.S. holders—Payment of interest” are met, provided the payor does not have actual knowledge or reason to know that the holder is a U.S. Holder or that the conditions of any other exemption are not, in fact, satisfied.

Non-U.S. Holders of notes should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Recently proposed legislation (which was passed by the House of Representatives) would generally impose, effective for payments made after December 31, 2012, a withholding tax of 30% on interest income from, and the gross proceeds of a disposition of, notes paid to certain foreign entities unless various information reporting requirements are satisfied. There can be no assurance as to whether or not this proposed legislation will be enacted, and, if it is enacted, what form it will take or when it will be effective. Non-U.S. Holders are encouraged to consult their own tax advisors regarding the possible implications of this proposed legislation on their investment in the notes.

Underwriting

We intend to offer the notes through the underwriters. Subject to the terms and conditions in the underwriting agreement between us and the underwriters, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the principal amount of notes that appears opposite its name in the table below:

Underwriter	Principal amount

J.P. Morgan Securities Inc.	$330,000,000
Banc of America Securities LLC	220,000,000
RBC Capital Markets Corporation	55,000,000
UBS Securities LLC	55,000,000
Wells Fargo Securities, LLC	55,000,000
BNP Paribas Securities Corp.	55,000,000
Credit Suisse Securities (USA) LLC	55,000,000
Scotia Capital (USA) Inc.	55,000,000
Calyon Securities (USA) Inc.	30,000,000
BBVA Securities Inc.	30,000,000
Capital One Southcoast, Inc.	30,000,000
Comerica Securities, Inc.	10,000,000
SunTrust Robinson Humphrey, Inc.	10,000,000
ING Financial Markets LLC	10,000,000

Total	$1,000,000,000

The underwriting agreement provides that the underwriters will purchase all the notes if any of them are purchased.

In the underwriting agreement, we have agreed that we will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The notes do not have an established trading market. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes. However, they are not obligated to do so and may discontinue any market making at any time in their sole discretion. Therefore, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters initially propose to offer part of the notes directly to the public at the offering prices described on the cover page of this prospectus and part to certain dealers at prices that represent a concession not in excess of 0.375% of the principal amount of the notes. The underwriters may allow, and any such dealer may re-allow, a concession not in excess of 0.250% of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering prices and other selling terms.

The expenses of the offering, not including the underwriting discount, are estimated at $950,000 and are payable by us.

In connection with this offering of the notes, the underwriters may engage in overallotments, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes, as applicable. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

Each of J.P. Morgan Securities Inc., Banc of America Securities LLC, RBC Capital Markets Corporation, UBS Securities LLC, Wells Fargo Securities, LLC, BBVA Securities Inc., BNP Paribas Securities Corp., Calyon Securities (USA) Inc., Capital One Southcoast, Inc., Credit Suisse Securities (USA) LLC, ING Financial Markets LLC, Scotia Capital (USA) Inc., SunTrust Robinson Humphrey, Inc. and/or their respective affiliates performs investment banking, commercial banking and financial advisory services for us in the normal course of business. JPMorgan Chase Bank, National Association, an affiliate of J.P. Morgan Securities Inc., is the lead administrative agent on our credit facility, and JPMorgan Chase Bank, National Association, Banc of America Securities LLC, Wells Fargo Bank, N.A., an affiliate of Wells Fargo Securities, LLC, Comerica Bank, an affiliate of Comerica Securities, Inc., Calyon New York Branch, an affiliate of Calyon Securities (USA) Inc., ING Financial Markets LLC, Scotia Capital (USA) Inc. and SunTrust Robinson Humphrey, Inc. or their affiliates are lenders on our existing senior secured credit facility and we expect will be lenders under our newly committed credit facility. J.P. Morgan Securities Inc. and Banc of America Securities LLC will be co-arrangers under our newly committed credit facility. In addition, affiliates of certain of the underwriters have agreed to provide us with interim financing in the amount of $1.25 billion in the event this offering is not consummated.

Legal matters

Certain legal matters with respect to the notes offered hereby and related guarantees are being passed upon for us by Baker & Hostetler LLP, Houston, Texas. The validity of the notes offered hereby and related guarantees will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

Denbury

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this Prospectus by reference to the Denbury Resources Inc. Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Certain information with respect to the oil and gas reserves associated with Denbury’s oil and gas properties is derived from the reports of DeGolyer and MacNaughton, an independent petroleum engineering firm, and has been included in this document upon the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports.

Encore

The consolidated financial statements of Encore Acquisition Company appearing in Denbury Resources Inc.’s Current Report on Form 8-K dated February 2, 2010 and the effectiveness of Encore Acquisition Company’s internal control over financial reporting as of December 31, 2008 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and Encore Acquisition Company management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Certain information with respect to the oil and natural gas reserves associated with Encore’s oil and natural gas properties is derived from the reports of Miller and Lents, Ltd., an independent petroleum engineering firm, and has been included in this document upon the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports.

Glossary

The following are abbreviations and definitions of certain terms commonly used in the oil and gas industry and this document:

Bbl. One stock tank barrel of 42 U.S. gallons liquid volume, used in reference to crude oil or other liquid hydrocarbons.

Bbls/d. Barrels of oil produced per day.

Bcf. One billion cubic feet of gas or CO2.

BOE. One barrel of oil equivalent, using the ratio of one barrel of crude oil, condensate or natural gas liquids to six Mcf of natural gas.

BOE/d. BOE per day.

CO2. Carbon dioxide.

Development costs.* Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas.

Differential. The difference between the net realized commodity prices received on a per unit basis, as compared to the actual NYMEX prices posted on a per unit basis.

Field.* An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

MBbls. One thousand barrels of crude oil or other liquid hydrocarbons.

Mcf. One thousand cubic feet of natural gas or CO2.

MBOE. One thousand BOEs.

MMBbls. One million barrels of crude oil or other liquid hydrocarbons.

MMBOE. One million BOEs.

MMBtu. One million British thermal units. One British thermal unit is the amount of heat required to raise the temperature of a one pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

MMcf. One million cubic feet of natural gas or CO2.

NYMEX. New York Mercantile Exchange.

Production costs.* Costs incurred to operate and maintain wells and related equipment and facilities, including depreciation and applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities.

Proved developed reserves.* Crude oil, natural gas and natural gas liquids reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved properties. Properties with proved reserves.

Proved reserves.* The estimated quantities of crude oil, natural gas, and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made.

PV-10 Value. When used with respect to oil and natural gas reserves, PV-10 Value means the estimated future gross revenue to be generated from the production of proved reserves, net of estimated future production, development and abandonment costs and before income taxes, discounted to a present value using an annual discount rate of 10%. PV-10 Values calculated as of December 31, 2009 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices on the first day of each month within a 12-month period ended December 31, 2009. PV-10 Values calculated prior to December 31, 2009 were prepared using prices and costs in effect at the determination date.

Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

Standardized measure. The present value, discounted at 10% per year, of estimated future net revenues from the production of proved reserves, computed by applying sales prices and deducting the estimated future costs to be incurred in developing, producing and abandoning the proved reserves (computed based on current costs and assuming continuation of existing economic conditions). Future income taxes are calculated by applying the statutory federal and state income tax rate to pre-tax future net cash flows, net of the tax basis of the properties involved and utilization of available tax carryforwards related to oil and natural gas operations. Sales prices as of year-end 2009 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices on the first day of each month within the 12-month period ended December 31, 2009 (except for consideration of price changes to the extent provided by contractual arrangements). Sales prices as of year-end 2007 and 2008 were prepared using prices in effect as of the dates of such estimates and held constant throughout the productive life of the reserves (except for consideration of price changes to the extent provided by contractual arrangements).

Tertiary recovery operations. An enhanced recovery operation that normally occurs after waterflooding, in which chemicals or natural gases (CO2) are used as the injectant.

* This definition is an abbreviated version of the complete definition as defined by the SEC in Rule 4-10(a) of Regulation S-X. For the complete definition see:http://ecfr.gpoaccess.gov/cgi/t/text/text-idx?c=ecfr&sid=20c66c74f60c4bb8392bcf9ad6fccea3&rgn=
div5&view=text&node=17:2.0.1.1.8&id-no=17#17:2.0.1.1.8.0.21.43.